EXHIBIT 99.1

THIS SHARE PURCHASE AGREEMENT (this "Agreement"), executed and delivered by all of the parties hereto as of the 14th day of April, 2008 (the "Agreement Date"), is

B E T W E E N:

FIRSTSERVICE CORPORATION, an Ontario corporation (hereinafter referred to as the "Vendor")

- and -

ADT SECURITY SERVICES CANADA, INC., an Ontario corporation (hereinafter referred to as the "Purchaser").

WHEREAS all of the issued and outstanding shares in the capital of Intercon Security Limited are owned, beneficially and of record, by the Vendor;

AND WHEREAS the parties hereto are entering into this Agreement for the purpose of having the Purchaser purchase from the Vendor upon the terms and conditions set forth in this Agreement all of the issued and outstanding shares in the capital of Intercon Security Limited;

AND WHEREAS the Purchaser is a wholly-owned indirect Subsidiary of the Guarantor;

NOW THEREFORE THIS AGREEMENT WITNESSETH that, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS, SCHEDULES, RECITALS AND KNOWLEDGE

1.1       Definitions.   As used in this Agreement:

(a)
"Accounts Receivable" means all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to the Person then being referred to together with the full benefit of all securities, if any, held by such Person for the payment and collection thereof;

(b)	"Acquisition Series" has the meaning given thereto in Subsection 6.6(d);

(c)	“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person;

(d)
"Assets" means, in relation to the Person then being referred to, all of such Person's Accounts Receivable, contractual rights, goodwill and other properties, assets, undertaking, interests and rights of any and every nature and kind whatsoever (and whether real or personal or tangible or intangible);

(e)
"Authorities" means all federal, state, provincial, county, municipal and other governments and governmental and quasi-governmental agencies and authorities (including taxation authorities), boards, courts, legislative bodies, commissions (including securities commissions) and ministries, whether domestic, foreign or international, and all instrumentalities and units thereof;

(f)	"Bankruptcy Event" means, in respect of the Person then being referred to, that such Person:

(i)
is, or has become, insolvent within the meaning of, or has otherwise become subject to any insolvency or bankruptcy actions or proceedings under, such bankruptcy and insolvency or other like Laws as are applicable to such Person;

(ii)
has proposed a compromise or arrangement to such Person's creditors generally or has taken any proceedings (whether public or private) with respect thereto or has had any petition or receiving order in bankruptcy filed against such Person;

(iii)	has taken any proceedings to have such Person declared bankrupt or, if such Person is other than a human being, wound-up or dissolved; or

(iv)
has taken any proceedings to have a receiver or other like official appointed over all or any part of such Person’s Assets, or has appointed (or consented to the appointment of) any custodian, trustee, creditors’ agent, encumbrancer, receiver or other like official or Person to take possession of all or any part of such Person’s Assets, or has had any execution or distress become enforceable or become levied or enforced upon all or any part of such Person’s Assets;

(g)
"Business Day" means a day other than a Saturday, a Sunday, a day which is observed as a legal holiday in the Province of Ontario and any day on which the Toronto Stock Exchange is not open for the regular conduct of business;

(h)
"Business Premises Leases" means those real property leases listed in Schedule "A" annexed hereto, collectively; and "Business Premises Lease" means any one of the Business Premises Leases, individually;

(i)	"Capital Lease" means a lease which is classified as a "capital lease" under GAAP;

(j)	“Closing Date” means the date determined in accordance with Section 15.1;

(k)	"Code" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder;

(l)
"Collective Bargaining Agreement" means any written collective bargaining agreement or other written Contract having the same effect as a "collective bargaining agreement" between an Intercon Entity and any Labour Union relating to the employment of any employee of such Intercon Entity together with all written Contracts amending, modifying or supplementing any such collective bargaining agreement or other written Contract;

(m)
"Competition Law" means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, including:

(i)	the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); and

(ii)	the Competition Act (Canada) (the "Competition Act");

(n)
"Contracts" means all arrangements, commitments, debt instruments, convertible debt instruments, employment agreements, Collective Bargaining Agreements, joint venture agreements, partnership agreements, shareholders' agreements, equipment and other personal property leases, real property leases, licensing agreements, security agreements, understandings, undertakings, warranties (express and implied) and other agreements and contracts of any and every nature or kind whatsoever;

(o)
"control", "controlled by" and "under common control with", as used with respect to any Person, means the possession, directly or indirectly, through one or more intermediaries or otherwise, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of securities, by Contract or in any other manner whatsoever;

(p)
"Corporate Documents" means, in respect of the entity then being referred to, those documents pursuant to which it was incorporated or amalgamated and which deal with and pertain to its existence, conduct, operation, governance and constitution (which documents, in the case of a corporation, include its articles of incorporation or amalgamation and by-laws), as amended, supplemented or restated, and in effect;

(q)	"Effective Date" means the date determined in accordance with Section 15.1;

(r)	"Effective Time" means 11:59:59 p.m. (Toronto, Ontario local time) on the Effective Date;

(s)
"Employee Benefit Plan" means each employee benefit plan (including an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), arrangement, policy or commitment, multi-employer plan (as defined in Section 3(37) of ERISA), employment, consulting agreement, deferred compensation agreement, executive compensation, bonus, incentive, pension, profit-sharing, savings, retirement, deferred compensation arrangement, bonus, stock option, share appreciation right, stock purchase or severance pay plan, group or individual health, dental, medical, life insurance, survivor benefit, any life, disability or accident insurance plan or any holiday or vacation practice, or similar plan, policy or arrangement, whether formal or informal, which has been administered by any of the Intercon Entities or by any other Person for and on behalf of any of the Intercon Entities; and "Employee Benefit Plans" means all of the foregoing, collectively;

(t)	"Encumbrances" means liens, claims, charges, security interests, pledges, mortgages and encumbrances of any and every nature and kind whatsoever;

(u)
"Environmental Claim" means any Legal Proceeding, demand, directive, Encumbrance or notice of non-compliance or violation by any Person alleging that any of the Intercon Entities and/or any Person for whose actions any of the Intercon Entities is responsible has any actual or potential liability arising out of, based on or resulting from either:

(i)	the presence or Environmental Release of any Environmental Hazardous Materials; or

(ii)	any actual or alleged violation of any Environmental Laws;

(v)
"Environmental Hazardous Materials" means: (i) any petroleum or petroleum-based products, radioactive materials, asbestos, radon gas, urea formaldehyde foam insulation and any equipment that contain, in any form or in any amount, polychlorinated biphenyls (PCB's); (ii) any chemicals or other substances presently defined as, or included in the definition of, "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants" or like words under any Environmental Laws; and (iii) any other chemical, material, substance or waste, the use of, or exposure to, which is now prohibited, governed or regulated by any Authority;

(w)
"Environmental Laws" means all Laws which relate to any of the following: (i) pollution or protection of human health, occupational safety or the environment; (ii) Environmental Releases of Environmental Hazardous Materials; or (iii) the manufacture, use, storage, disposal or other dealing with Environmental Hazardous Materials;

(x)
"Environmental Release" means any release, spill, emission, injection, disposal, discharge, leaching or migration of any type whatsoever (whether into the atmosphere, soil, surface or ground water, land surface or subsurface strata or otherwise);

(y)	"Equipment Lease" means a lease for personal property (including motor vehicles);

(z)	"ERISA Affiliate" means any entity that is a member of:

(i)	a controlled group of corporations (as defined in Section 414(b) of the Code);

(ii)	a group of trades or businesses under common control (as defined in Section 414(c) of the Code); or

(iii)	an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code),

any of which includes any of the Intercon Entities;

(aa)	"Financial Statements (2007)" means the following financial statements of Intercon:

(i)	the audited consolidated balance sheet as at March 31, 2007 (with unaudited comparative figures as at March 31, 2006);

(ii)	the audited consolidated statement of earnings for the years ended March 31, 2007 and March 31, 2006;

(iii)	the audited consolidated statement of shareholders' equity for the year ended March 31, 2007 (with unaudited comparative figures for the year ended March 31, 2006); and

(iv)	the audited consolidated statement of cash flows for the year ended March 31, 2007 (with unaudited comparative figures for the year ended March 31, 2006);

together with all supporting schedules and notes thereto and the auditors' report of PricewaterhouseCoopers LLP, Chartered Accountants thereon, a true and complete copy of which is annexed hereto as Schedule "B";

(bb)	"Financial Statements (Interim)" means the following unaudited internally prepared financial statements of Intercon, collectively:

(i)	the consolidated balance sheet as at December 31, 2007; and

(ii)	the consolidated statement of earnings for the nine-month period ended December 31, 2007;

together with any and all supporting schedules and notes thereto, a complete and accurate copy of which is annexed hereto as Schedule "C";

(cc)	"FS Credit Facilities" means the loan and credit facilities provided for in and by the FS Loan Agreements;

(dd)	"FS Lender Encumbrances" means Encumbrances arising under, or otherwise in connection with, the FS Loan Agreements and the FS Credit Facilities;

(ee)	"FS Loan Agreements" means the following, collectively:

(i)
the Fifth Amended and Restated Credit Agreement dated as of September 6, 2007 by and among, amongst others, the Vendor (as Canadian Borrower), FirstService (USA), Inc. and FirstService Delaware, LP (as the US Borrowers), the wholly-owned Subsidiaries named on the execution pages thereof (as unlimited guarantors), the banks named on the execution pages thereof (as lenders), TD Securities (as lead arranger and bookrunner), The Toronto-Dominion Bank (as collateral agent), as the same may be amended, supplemented, revised, amended and restated, or replaced from time to time;

(ii)
the Note and Guarantee Agreement dated as of June 21, 2001 among FirstService Delaware, LP, the Vendor and the note purchasers listed therein with respect to $100,000,000 of 8.06% Guaranteed Senior Secured Notes due 2011, as the same may be amended, supplemented, revised, amended and restated, or replaced from time to time;

(iii)
the Note and Guarantee Agreement dated as of September 29, 2003 among FirstService Delaware, LP, the Vendor and the note purchasers listed therein with respect to the $50,000,000 6.4% Guaranteed Secured Notes due 2015, as the same may be amended, supplemented, revised, amended and restated, or replaced from time to time; and

(iv)
the Note and Guarantee Agreement dated as of April 1, 2005 among the Vendor, FirstService Delaware, LP and the note purchasers listed therein with respect to $100,000,000 5.44% Guaranteed Secured Notes due 2015, as the same may be amended, supplemented, revised, amended and restated, or replaced from time to time;

(ff)	"GAAP" means generally accepted accounting principles in the United States as promulgated from time to time by the Financial Accounting Standards Board;

(gg)	"Guarantor" means Tyco International Finance S.A., a corporation formed under the laws of Luxembourg;

(hh)
"including" (and variations thereof) means "including without limitation" and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

(ii)	"Intercon" means Intercon Security Limited, an Ontario corporation;

(jj)	"Intercon Entities" means the following, collectively:

(i)	Intercon;

(ii)	FirstService (USA) Security Holdings, Inc., a Delaware corporation;

(iii)	BLW, Inc., a Pennsylvania corporation doing business as "Security Services & Technologies";

(iv)	VASEC - Virginia Security and Automation, Inc., a Virginia corporation;

(v)	Innovative Security Solutions, Inc., a Florida corporation; and

(vi)	from and after their respective date of formation, Newco 1 and Newco 2;

(kk)	"Interim Period" means the period commencing on the Agreement Date and ending on the earlier of:

(i)	the Time of Closing; and

(ii)	the time at which the termination of this Agreement in accordance with Article 10 becomes effective;

(ll)
"Labour Disturbance" means any strike, cessation of work, refusal to work or to continue to work by employees of any Intercon Entity in combination or in concert or in accordance with a common understanding, or a slow down or other concerted activity on the part of such employees designed to restrict or limit output, or any lockout, closing of place of employment, suspension of work or refusal by any Intercon Entity to continue to employ any such employees, or any other Material disturbance or dispute involving such employees;

(mm)
"Labour Union" means a labour organization or trade union, a council of labour organizations or trade unions, an employee association which may qualify as (or which is capable of qualifying as) a labour organization or trade union or other like entity;

(nn)
"Laws" means all laws (including the common law), statutes, regulations, rules, codes, by-laws, orders, ordinances, decrees, treaties, standards, directives (but only those having the force of law) and guidelines (but only those having the force of law) of all Authorities having jurisdiction over, or application to, the matter and/or Person then being referred to; and the term “applicable” with respect to “Laws” in the context that refers to one or more Person(s), means “that and to the extent that such Laws apply to such Person(s) or its/their business, undertaking, property or securities and emanate from an Authority having jurisdiction over such Person(s) or its/their business, undertaking, property or securities”;

(oo)
"Leased Business Premises" means, in the case of a Business Premises Lease, the lands and premises demised thereunder together with all leasehold improvements located within or appurtenant to such lands and premises;

(pp)	"Leased Equipment" means, in the case of an Equipment Lease, the equipment and other items forming the subject matter of such Equipment Lease;

(qq)
"Legal Proceedings" means actions (including actions before labour boards or arbitrators), appeals from court judgments, appeals from decisions of labour boards or arbitrators and other Authorities, applications for review, grievances, arbitrations, assessments, audits (whether in respect of Taxes or otherwise), claims (including Environmental Claims), complaints, counterclaims, investigations, mediations, proceedings, demands for arbitration, suits and proceedings regarding employment, employment termination, discrimination or harassment (including sexual harassment) and other suits and proceedings of any and every nature and kind whatsoever (whether in law or in equity and whether administrative, governmental or judicial) in respect of any act, conduct, matter or thing whatsoever (whether negligent, intentional or otherwise and whether civil or criminal in nature);

(rr)
"Liabilities" means all accounts and trade payables, charges, costs, debts, expenses, indebtedness, liabilities and payment and other obligations of any and every nature and kind whatsoever, whether primary or secondary, direct or indirect, monetary or non-monetary or due or accruing due and whether fixed, contingent, absolute or otherwise and including those arising under or in connection with or related to:

(i)	indebtedness for monies borrowed (including all interest, penalties, service charges and other amounts owing in respect thereof);

(ii)	Taxes and other amounts payable pursuant to any applicable Laws;

(iii)	damage awards, judgments and other amounts in connection with the determination or other settlement of any Legal Proceedings;

(iv)	any Contract; and

(v)	unearned revenues and prepayments and deposits received from customers and rebates owing to customers;

and "Liability" has a corresponding meaning;

(ss)
“Losses” means, for the purposes of (and as used in) Article 13, any and all assessments, claims, costs, damages, deficiencies, fines, harm, interest, losses, late payment charges, penalties and expenses (including reasonable legal fees and disbursements and court costs) of any and every nature and kind whatsoever and whether arising out of a judgment or otherwise; provided that "Losses" shall not include exemplary or punitive damages except and to the extent that the same are included in a judgment or award rendered against a Person seeking indemnity under Article 13 (and for which judgment or award such Person is entitled to be indemnified under Article 13) to and in favour of another Person who is a third party in relation to the Person so seeking indemnity and his Affiliates;

(tt)
"Material" (or "material") and "Materially" (or "materially") each mean with respect to a particular fact, statement, circumstance, occurrence or event (each, a "Matter" or "matter") pertaining to any of the Intercon Entities, that the performance, failure, loss or existence of such Matter would have an effect (expressed in monetary terms) on such Intercon Entity exceeding $250,000;

(uu)
"Material Adverse Change" means any change, effect or occurrence that is, or could reasonably be expected to be, Materially adverse to the Assets, Liabilities, business operations or financial condition of the Intercon Entities, taken as a whole, but excluding any change, effect or occurrence which is related to, or caused by:

(i)	changes in the Canadian or United States economy, political conditions, Laws or securities markets in general;

(ii)	any official promulgation after the Agreement Date of changes in GAAP; or

(iii)	the Pre-Closing Matters referred to in Subsection 7.8(a) (including the implementation thereof);

(vv)	"Material Contract" means each of the following:

(i)	each Contract which is to be performed, in whole or in part, at or after the Agreement Date and which:

(A)	cannot be terminated by that Intercon Entity which is the party thereto upon 30 days’ notice without liability, penalty or premium of any kind;

(B)	involves aggregate future payments by an Intercon Entity of more than $500,000 in total;

(C)	was not entered into in the ordinary course of business by that Intercon Entity which is the party thereto; or

(D)	involves potential payments to an Intercon Entity of more than $500,000 in total;

(ii)
any written Contract which is, primarily, in the nature of a confidentiality, secrecy or non-disclosure Contract (other than service or customer Contracts that include an ordinary course non-disclosure clause);

(iii)
any written Contract which prohibits or restricts any of the Intercon Entities from engaging in any line of business or business or other activity, competing with any other Person, operating any of its Assets or otherwise conducting its business and affairs in any jurisdiction;

(iv)	any Contract with a Person with whom any of the Intercon Entities does not deal at arm’s length;

(v)
any Contract of guarantee, indemnification, assumption or endorsement of the Liabilities of any other Person (but excluding any and all indemnification obligations of an Intercon Entity arising under a Contract which such Intercon Entity has with any of its customers or suppliers);

(vi)
any Contract to which any Intercon Entity is a party or by which any of its Assets are bound relating to indebtedness for borrowed money (including any security or other similar agreements relating thereto);

(vii)	any Contract which is a Capital Lease;

(viii)	any Contract which is an Operating Lease which either:

(A)	requires annual lease (rent) payments in excess of $50,000; or

(B)	is for motor vehicle(s);

(ix)
any Contract to which any Intercon Entity is a party involving a sharing of profits or expenses or an obligation on the part of any Intercon Entity to invest, contribute, repay, guarantee, loan or advance funds in excess of $200,000; and

(x)
any written Contract (other than a Contract which is a Business Premises Lease, an Equipment Lease, an employment Contract with an employee of a Intercon Entity or a Contract referred to in any of the other foregoing Paragraphs of this definition "Material Contracts"), the termination/loss of which could reasonably be expected to result in a Materially adverse effect for the applicable Intercon Entity;

(ww)
"Newco 1" and "Newco 2" means those corporations to be incorporated pursuant to the Laws of the Province of Ontario which are respectively referred to, and defined, as "Newco 1" and "Newco 2" in Schedule "G" annexed hereto;

(xx)	"Operating Lease" means a lease which is classified as an "operating lease" under GAAP;

(yy)
"Options and Re-Purchase Obligations" means, as used in relation to the Person then being referred to, all options, warrants, conversion privileges or other rights or Contracts of any nature or kind whatsoever obligating such Person for:

(i)	the issuance, purchase, sale or transfer of any of the unissued or issued shares or other equity interests in its capital; or

(ii)	the repurchase, redemption, retraction, cancellation or other acquisition by any means of any of the issued shares or other equity interests in its capital;

(zz)
"ordinary course of business" means in the ordinary, usual and normal course of business consistent with the past practices of that Person as in relation to which the phrase "ordinary course of business" is then being used;

(aaa)	"Permitted Encumbrances" means:

(i)
Encumbrances securing Taxes, assessments or other governmental charges or obligations, the payment of which is not at the time due or delinquent if accrued for by the applicable Intercon Entity and expressly set forth in either the Financial Statements (Interim) or the Preliminary Closing Statement;

(ii)
undetermined or inchoate Encumbrances incidental to the respective operations of the Intercon Entities which have not at such time been filed under applicable Laws and which relate to obligations neither due nor delinquent;

(iii)
carriers’, warehousemen’s, mechanics’, material-men’s, repairmen’s and other Encumbrances arising under applicable Laws if accrued for by the applicable Intercon Entity and expressly set forth in either the Financial Statements (Interim) or the Preliminary Closing Statement;

(iv)
any Encumbrance resulting from the deposit of cash or obligations as security when an Intercon  Entity is required to make such deposit by governmental or other public authority or by normal business practice in connection with Contracts, licences or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same; and

(v)
public or statutory obligations which are not due or delinquent, and security given to a public utility or any Authority when required by such Authority in connection with the respective businesses of the Intercon Entities;

(bbb)
"Person" includes a human being, a trust, a partnership, a joint venture, a body corporate or politic, an Authority, a limited liability company, an unlimited liability company, an association and any other form of incorporated or unincorporated organization or entity;

(ccc)
"Post-Closing Period" means any taxable period or portion thereof beginning immediately after the Effective Time; and, if a taxable period begins before the Effective Time and ends after the Effective Time, then the portion of such taxable period that begins at the Effective Time shall constitute a Post-Closing Period;

(ddd)	"Pre-Closing Period" means any taxable period or portion thereof that is not a Post-Closing Period;

(eee)	"Pre-Closing Transactions" has the meaning given thereto in Subsection 7.8(a);

(fff)	"Purchase Price" has the meaning given thereto in Section 3.3;

(ggg)	"Purchased Shares" has the meaning given thereto in Section 2.1;

(hhh)	"Purchaser's Legal Counsel" means:

(i)	Foley & Lardner LLP, 3000 K Street, NW, Suite 500, Washington, DC 20007; and

(ii)	McMillan Binch Mendelsohn LLP, BCE Place, Suite 4400, Bay Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3;

(iii)	"Restricted Person" has the meaning given thereto in Subsection 6.6(d);

(jjj)	"Retention Agreement Memorandum" means that certain memorandum dated the Agreement Date from David Bleisch to the Vendor (Attention: Elias Mulamoottil) and captioned “Retention Agreements”;

(kkk)	"Retention Agreements" has the meaning given thereto in Subsection 7.14(b);

(lll)	"Specified Independent Contractors & Consultants" has the meaning given thereto in Subsection 4.1(gg);

(mmm)	"Straddle Period" means any taxable period that includes, but does not end at, the Effective Time;

(nnn)
"Subsidiary" means, when used in reference to any Person, any corporation, limited liability company, partnership, trust, joint venture or other entity which is then in existence and which is, directly or indirectly, controlled by the Person so being referred to and "Subsidiaries" has a corresponding meaning;

(ooo)
“Substituted Property” means any property “acquired in substitution for” any property of FirstService (USA) Security Holdings, Inc., Newco 1 or Newco 2 as such term is defined for purposes of paragraph 88(1)(c.3) of the Tax Act, and shall include any property, the fair market value of which is wholly or partly attributable, or determinable primarily by reference, to the shares of FirstService (USA) Security Holdings, Inc., Newco 1 or Newco 2 or to any proceeds from the disposition thereof immediately prior to the Effective Time;

(ppp)	"Tax Act" means the Income Tax Act (Canada), as amended;

(qqq)	"Tax Claim" has the meaning given thereto in Subsection 6.5(a);

(rrr)	"Tax Notice" has the meaning given thereto in Subsection 6.5(d);

(sss)
"Tax Return" means any report, return, document, declaration, payee statement or other information or filing required to be supplied to any Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

(ttt)
"Taxes" means all income and other taxes, assessments, levies and other governmental charges and imposts of any and every nature and kind whatsoever (whether domestic or foreign; federal, state, provincial or municipal; or otherwise) and including: employee source/tax deductions/withholdings, value added taxes, Goods and Services Tax (GST), sales taxes, use taxes, large corporation taxes, customs duties and tariffs, excise taxes, payroll taxes, levies and premiums due to Authorities providing workers' compensation, unemployment, pension or social insurance benefits, levies and premiums payable under governmental health care programs, capital taxes, net worth taxes, franchise taxes, land transfer taxes, business taxes, real property taxes, occupancy taxes and also including any interest or penalties on the foregoing; and without limiting the generality of the foregoing and for purposes of this Agreement, "Taxes" also includes:

(i)
all Taxes of any member of an affiliated, consolidated, combined or unitary group of which any Intercon Entity (or any predecessor) is or was a member at or prior to the Effective Time, including pursuant to Treasury Regulation §1.1502-6 or any similar state, local, or foreign law or regulation; and

(ii)	any and all Taxes of any Person (other than the Intercon Entities) imposed on any Intercon Entity as a transferee or successor, by Contract or otherwise;

(uuu)
"Time of Closing" means 10:00 a.m. (Toronto, Ontario local time) on the Closing Date or, if the transaction is not completed at such time, then at such other time on the Closing Date at which the transaction is completed;

(vvv)
"Transaction Documents" means this Agreement together with all Contracts, documents, certificates and other instruments executed and delivered in connection with the transactions provided for in this Agreement;

(www)
"United States Employee Benefit Plan" means an Employee Benefit Plan that provides benefits to an individual or group of individuals, substantially all of whom are citizens or residents of the United States; and

(xxx)	"Vendor's Legal Counsel" means Fogler, Rubinoff LLP, Barristers and Solicitors, Suite 1200, 95 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario, M5J 2Z9.

1.2       Schedules and Exhibits.   The following Schedules and Exhibits to this Agreement are attached to, are incorporated into, and form an integral part of this Agreement:

Schedule	Description
A	List of Business Premises Leases
B	Financial Statements (2007)
C	Financial Statements (Interim)
D	Form of Preliminary Closing Statement
E
Vendor Disclosure Schedule
Exhibits to Vendor Disclosure Schedule

A           Material Contract Matters
B           Employees, Compensation & Benefits & Other Employee Matters
C           Description of Intercon Intellectual Properties
D           Particulars of Insurance Policies of Intercon Entities
E           Bank Accounts and Safety Deposit Boxes
F           Exceptions to Vendor Covenants
G           VAR Payments to be Paid Prior to Time of Closing

F	Corporate Information - Intercon Entities
G	Particulars of Pre-Closing Transactions
H	Capital Expenditures to be Incurred by Intercon Entities
I	Oral Contracts - Manpower Customers

1.3       Section References and Recitals.   Unless otherwise expressly indicated in this Agreement, any reference made in this Agreement to an "Article", "Section", "Subsection" or "Paragraph" means and refers to the Article, Section, Subsection or Paragraph of this Agreement so referenced.  The recitals to this Agreement form an integral part of this Agreement and are incorporated herein by reference.

1.4       Calculations in Accordance with GAAP.   Every calculation and determination of a financial amount or other matter of a financial nature required to be made by this Agreement shall be made in accordance with GAAP which shall, in the making thereof, be consistently applied in respect of the calculation or other determination then being made.

1.5       Sole Discretion.   Wherever in this Agreement it is stated that a Person (including a party hereto) may withhold such Person's consent (or any other matter) in its "sole discretion", "sole discretion" means such Person's "sole, absolute, arbitrary and unfettered discretion".

1.6       Scope of Knowledge.   The phrase "to the knowledge of the Vendor" means the actual knowledge of D. Scott Patterson, John B. Friedrichsen, Frank J. Brewer, John Van Schepen, John M. Pichola, Jay Schiavello, Joel A. Richman, Thomas D. Catagnus, Cesar Traverso, Maxwell Warmuth, Michael Natale, Douglas Cooke, Neil Chander, Howard Belfor, James Fairbanks and Scott Karsen, each of whom is a senior executive of the Vendor or one or more of the Intercon Entities, together with the knowledge that they, or any one of them, would have gained had they, or any one of them, made a reasonable inquiry of those members of the management of the Vendor or the Intercon Entities as they, acting reasonably, consider appropriate under the circumstances.

1.7       Third Party Beneficiaries.  Nothing in this Agreement or in any of the other Transaction Documents is intended, expressly or by implication, to, or shall, confer on any Person other than the parties hereto, any rights or remedies of any kind.

ARTICLE 2 - AGREEMENT TO PURCHASE SHARES

2.1       Purchase of Purchased Shares.   Subject to the terms and conditions set forth in this Agreement, the Purchaser hereby agrees to purchase from the Vendor, and the Vendor hereby agrees to sell, assign and transfer to the Purchaser, all of the issued and outstanding shares in the capital of Intercon (collectively, the "Purchased Shares"), which issued and outstanding shares consist of the following:

(a)	a total of 150,000 Preferred Shares in the capital of Intercon; and

(b)	a total of 100,001 Common Shares in the capital of Intercon;

and such purchase and sale of the Purchased Shares shall be effective, and deemed to have been completed, as at the Effective Time.

2.2       Excluded Assets.   It is hereby acknowledged and agreed that, prior to the Time of Closing, the Vendor shall do and cause to be done, at its own expense, all such acts and things as may be necessary or desirable so that there shall be transferred to the Vendor (or to a Subsidiary of the Vendor which is not an Intercon Entity) all of the following (collectively, the "Excluded Assets"):

(a)	the 54,000 preferred shares in the capital stock of FirstService Acquisitionco Inc. (which is an Ontario corporation) owned by Intercon; and

(b)	the 1% limited partnership interest in FirstService Delaware, LP (which is a Delaware limited partnership) owned by Intercon.

ARTICLE 3 - CALCULATION AND PAYMENT OF PURCHASE PRICE

3.1       Definitions.   For the purposes of this Agreement:

(a)
"Company Indebtedness Amount" means, at the time then being referred to, the FS Loan Amount and the total amount of all other indebtedness, including all fees and penalties related thereto, of the Intercon Entities which is outstanding at such time of any and every nature and kind whatsoever (whether on account of principal, interest or otherwise and including the current portion thereof) determined on a consolidated basis in accordance with GAAP and including all indebtedness then outstanding or arising under, or otherwise related to, the following:

(i)	term loans and other term debt obtained from banks and other lenders;

(ii)	vehicle and equipment loans;

(iii)	obligations under Capital Leases;

(iv)
promissory notes and other debt obligations (including those related to the payment of the outstanding balance, both actual and contingent, of the purchase price and related acquisition costs of any and all business acquisitions) which were, directly or indirectly, made by the Intercon Entities, respectively, at or prior to the time then being referred to;

(v)
guarantees, letters of credit, letters of guarantee, bankers acceptances and obligations arising under guarantees (and other like assurances) regarding the payment of monies and/or the performance of obligations; and

(vi)
all of the indebtedness of the Intercon Entities which is then outstanding Revolving Current Debt (and, as used herein, “Revolving Current Debt” means indebtedness of any and every nature and kind whatsoever (whether on account of principal, interest or otherwise) arising under an operating loan, a line of credit and any other form or type of revolving credit facility providing for access to, or the availability of, funds or funds equivalents (including letters of credit, letters of guarantee and bankers’ acceptances) obtained from a bank or other lender);

provided that, in calculating the foregoing, no account shall be taken of, and there shall be excluded:

(vii)	obligations under Operating Leases; and

(viii)	accounts and trade payables accrued in the ordinary course of business of the Intercon Entities;

(b)	"Current Assets" has the same meaning as is given thereto under GAAP;

(c)	"Current Liabilities" has the same meaning as is given thereto under GAAP;

(d)
"FS Loan Amount" means, at the time then being referred to, the total amount of all indebtedness (including all fees and penalties related thereto) of the Intercon Entities of any and every nature and kind whatsoever (whether on account of principal, interest or otherwise and including the current portion thereof and whether evidenced by the FS Loan Agreements or otherwise) which at such time is owed by the Intercon Entities to the Vendor and each Subsidiary of the Vendor which is not an Intercon Entity;

(e)
"Net Company Indebtedness Amount" means, at the time then being referred to, the amount by which the Company Indebtedness Amount at such time exceeds the total amount of the cash (including cash held by way of deposits (term or otherwise), treasury bills, guaranteed investment certificates and other like money market instruments) of the Intercon Entities at such time determined on a consolidated basis in accordance with GAAP;

(f)	"VAR Payments" has the meaning given thereto in Paragraph 3.8(a)(ii); and

(g)
"Working Capital Amount" means, with respect to any one or more Intercon Entities at any particular time, the amount by which the total amount of the Current Assets at such time of those Intercon Entities then being referred to (such Intercon Entities being hereafter referred to in this Subsection 3.1(g) only as the "Referenced Intercon Entities"), calculated on a consolidated basis (unless otherwise expressly specified), exceeds that amount which is equal to the total amount of the Current Liabilities at such time of such Referenced Intercon Entities, calculated on a consolidated basis (unless otherwise expressly specified); and, solely for the purposes of calculating the "Working Capital Amount" in accordance with this Subsection 3.1(g) (but for no other purposes):

(i)
"Current Assets" means all Assets which are classified as "current assets" in accordance with GAAP but excluding: (A) cash (including cash held by way of deposits (term or otherwise), treasury bills, guaranteed investment certificates and other like money market instruments); and (B) deferred tax assets;

(ii)	"Current Liabilities" means all Liabilities which are classified as "current liabilities" in accordance with GAAP but excluding the following:

(A)	obligations under Capital Leases of the Referenced Intercon Entities;

(B)	the current portion of any and all long-term debt owed by the Referenced Intercon Entities, respectively, to any Person other than the Vendor or any Affiliate of the Vendor;

(C)	all amounts due and payable by the Referenced Intercon Entities, respectively, to the Vendor in respect of management fees;

(D)	that portion of the accrued VAR Payments which the Referenced Intercon Entities are responsible to pay; and

(E)	all deferred tax liabilities of the Referenced Intercon Entities.

3.2       Preliminary Closing Statement and Final Closing Statement.   Annexed hereto as Schedule "D" is a form of statement to be prepared by the Vendor and delivered to the Purchaser not less than five days prior to the Closing Date; and the statement so to be prepared and delivered by the Vendor (which statement is herein referred to as the "Preliminary Closing Statement") shall set forth, based on reasonable estimates, a calculation and reasonable particulars of the following:

(a)	in Part 1 thereof, the Company Indebtedness Amount as at the Effective Time;

(b)	in Part 2 thereof:

(i)
a list (including values) of all of the Current Assets (including cash and cash held by way of deposits (term or otherwise), treasury bills and guaranteed investment certificates and other like money market instruments) of Intercon at the Effective Time, calculated on a consolidated basis for Intercon and its Subsidiary, FirstService (USA) Security Holdings, Inc. (but, for greater certainty, not including any of the Subsidiaries of FirstService (USA) Security Holdings, Inc.); and

(ii)
a list (including values) of all of the Current Assets (including cash and cash held by way of deposits (term or otherwise), treasury bills and guaranteed investment certificates and other like money market instruments) of BLW, Inc. at the Effective Time, calculated on a consolidated basis for BLW, Inc. and its two Subsidiaries (namely, VASEC - Virginia Security and Automation, Inc. and Innovative Security Solutions, Inc.);

(c)	in Part 3 thereof, the Net Company Indebtedness Amount as at the Effective Time; and

(d)	in Part 4 thereof:

(i)
a list (including values) of all of the Current Liabilities of Intercon at the Effective Time, calculated on a consolidated basis for Intercon and its Subsidiary, FirstService (USA) Security Holdings, Inc. (but, for greater certainty, not including any of the Subsidiaries of FirstService (USA) Security Holdings, Inc.); and

(ii)
a list (including values) of all of the Current Liabilities of BLW, Inc. at the Effective Time, calculated on a consolidated basis for BLW, Inc. and its two Subsidiaries (namely, VASEC - Virginia Security and Automation, Inc. and Innovative Security Solutions, Inc.).

The Preliminary Closing Statement shall be accompanied by a certificate of a senior officer of the Vendor certifying that such statement has been accurately and properly prepared in the manner required by this Agreement.

The Purchaser shall, as soon as practicable following the Closing Date (but by no later than the 60th day thereafter), prepare and send to the Vendor a statement (the "Final Closing Statement"), which statement shall have substantially the same format as the Preliminary Closing Statement and shall update to and including the Effective Time all of the information set forth in the Preliminary Closing Statement (and if, in preparing the Final Closing Statement, the Purchaser shall discover any errors in, or omissions from, the Preliminary Closing Statement, appropriate inclusions shall be made in the Final Closing Statement to deal with such errors and omissions), and the Final Closing Statement shall be accompanied by a certificate of a senior officer of the Purchaser certifying that such statement has been accurately and properly prepared in the manner required by this Agreement.  The review of the Final Closing Statement and the settlement of any objections thereto shall be dealt with in accordance with Section 3.6.

3.3           Purchase Price Formula.   Subject to the finalization thereof in accordance with this Article 3, the total purchase price for the Purchased Shares (the "Purchase Price") shall be equal to the remainder obtained when ONE HUNDRED EIGHTY-SEVEN MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS ((US) $187,500,000) is reduced by 100% of the Net Company Indebtedness Amount as at the Effective Time (which remainder is hereafter referred to in this Section 3.3 as the "Remainder"), and the Remainder shall be subject to further adjustment as follows:

(a)	if:

(i)
the Working Capital Amount of Intercon at the Effective Time, calculated on a consolidated basis for Intercon and its Subsidiary (namely, FirstService (USA) Security Holdings, Inc. (but, for greater certainty, not including any of the Subsidiaries of FirstService (USA) Security Holdings, Inc.)), is less than (CDN) $27,127,000, then the Remainder shall be reduced by the amount by which (CDN) $27,127,000 exceeds the Working Capital Amount of Intercon and its Subsidiary (namely, FirstService (USA) Security Holdings, Inc.) at the Effective Time as so calculated; or

(ii)
the Working Capital Amount of Intercon at the Effective Time, calculated on a consolidated basis for Intercon and its Subsidiary (namely, FirstService (USA) Security Holdings, Inc. (but, for greater certainty, not including any of the Subsidiaries of FirstService (USA) Security Holdings, Inc.)), is greater than (CDN) $27,127,000, then the Remainder shall be increased by the amount by which the Working Capital Amount of Intercon and its Subsidiary (namely, FirstService (USA) Security Holdings, Inc.) at the Effective Time as so calculated exceeds (CDN) $27,127,000; and

(b)	if:

(i)
the Working Capital Amount of BLW, Inc. at the Effective Time, calculated on a consolidated basis for BLW, Inc. and its two Subsidiaries (namely, VASEC - Virginia Security and Automation, Inc. and Innovative Security Solutions, Inc.), is less than (US) $9,394,000, then the Remainder shall be reduced by the amount by which (US) $9,394,000 exceeds the Working Capital Amount of BLW, Inc. and its two Subsidiaries (namely, VASEC - Virginia Security and Automation, Inc. and Innovative Security Solutions, Inc.) at the Effective Time as so calculated; or

(ii)
the Working Capital Amount of BLW, Inc. at the Effective Time, calculated on a consolidated basis for BLW, Inc. and its two Subsidiaries (namely, VASEC - Virginia Security and Automation, Inc. and Innovative Security Solutions, Inc.), is greater than (US) $9,394,000, then the Remainder shall be increased by the amount by which the Working Capital Amount of BLW, Inc. and its two Subsidiaries (namely, VASEC - Virginia Security and Automation, Inc. and Innovative Security Solutions, Inc.) at the Effective Time as so calculated exceeds (US) $9,394,000.

3.4       Calculation & Payment at Closing of Purchase Price.   The Purchase Price shall be calculated at the Time of Closing using the amounts to be set forth in the Preliminary Closing Statement and shall be paid by the Purchaser to the Vendor in full at the Time of Closing by wire transfer of immediately available funds.  In calculating the Purchase Price to be paid at Closing, the increase or decrease to the Remainder required by Subsection 3.3(a) shall be converted from Canadian dollars to United States dollars at the exchange rate published in The Wall Street Journal five (5) Business Days before the Closing Date.

3.5       Adjusting Payment Based on Final Closing Statement.   Immediately upon the final settlement of the Final Closing Statement pursuant to Section 3.6, the Purchase Price shall be re-calculated in accordance with the formula set forth in Section 3.3 using the amounts set forth in the Final Closing Statement and:

(a)
if the amount of the re-calculated Purchase Price is less than the amount which was calculated as the amount of the Purchase Price at the Time of Closing using the amounts then set out in the Preliminary Closing Statement, then the Vendor shall forthwith pay to the Purchaser the amount of such decrease together with interest thereon from and including the Effective Date to the date of payment at the rate of seven percent (7%) per annum, calculated and compounded annually; or

(b)
if the amount of the re-calculated Purchase Price is greater than the amount which was calculated as the amount of the Purchase Price at the Time of Closing using the amounts then set out in the Preliminary Closing Statement, then the Purchaser shall forthwith pay to the Vendor the amount of such increase together with interest thereon from and including the Effective Date to the date of payment at the rate of seven percent (7%) per annum, calculated and compounded annually.

In re-calculating the Purchase Price as required by this Section 3.5, the increase (if any) or decrease (if any) to the Remainder required by Subsection 3.3(a) shall be converted from Canadian dollars to United States dollars at the exchange rate published in The Wall Street Journal five (5) Business Days before the payment date.

3.6       Review of Final Closing Statement.

(a)
The Vendor shall have the period of 45 days following its receipt of the Final Closing Statement in which to review it (such period being referred to as the "Review Period") and, if the Vendor shall have any objections thereto, it shall set them out with reasonable particularity in a written objection notice (an "Objection Notice") to be delivered by the Vendor to the Purchaser on or prior to the expiration of the Review Period.  In connection with such review, the Vendor and its accounting advisors shall have the right to examine at the offices of the Intercon Entities during normal business hours and on 24 hours prior notice, all of the books and records of the Intercon Entities for the purpose of verifying the information set forth in the Final Closing Statement and all costs (including accountant's fees) incurred in connection with such review shall be paid by the Vendor.

(b)
If the Vendor shall not have delivered an Objection Notice to the Final Closing Statement on or prior to the expiration of the Review Period, all of the parties to this Agreement shall be deemed to have agreed to the Final Closing Statement (fraud only excepted).

(c)	If the Vendor shall have delivered an Objection Notice to the Final Closing Statement on or prior to the expiration of the Review Period, then:

(i)
if the Purchaser and the Vendor were able to mutually agree to the resolution of all of the objections therein set forth within 15 days following the Purchaser's actual receipt thereof, all of the parties hereto shall be deemed to have agreed to the Final Closing Statement modified to the extent necessary to reflect such mutual agreement and such modified Final Closing Statement shall be final and binding upon all of the parties hereto (fraud only excepted); or

(ii)
if the Purchaser and the Vendor were unable to mutually agree to the resolution of all of the objections therein set forth within 15 days following the Purchaser's actual receipt thereof, the Purchaser and the Vendor shall retain and instruct the Selected Accountants (as determined in accordance with Subsection 3.6(d) below) to render a decision with respect to all matters in dispute, as set forth in such Objection Notice, and to provide, within 45 days following the date on which they were retained (or such greater period as they may reasonably require), a revised Final Closing Statement reflecting their decision and such revised Final Closing Statement shall be final and binding upon all of the parties hereto (fraud only excepted).  The Selected Accountants, in dealing with the matters in dispute, shall have the right, at any time and from time to time on reasonable prior notice, to examine, at the offices of the Intercon Entities during normal business hours, all of the books and records of the Intercon Entities.  The Selected Accountants shall also be instructed to provide their opinion as to in whose favour substantially all of the matters raised in such Objection Notice were resolved, which opinion shall be final and binding upon all of the parties hereto, and all fees and disbursements charged by the Selected Accountants in connection with the resolution of all matters set forth in such Objection Notice shall (and notwithstanding any other provision of this Agreement regarding the allocation of fees and disbursements of the parties hereto with respect to disputed matters):

(A)	if substantially all of such matters were resolved in favour of the Purchaser, be paid by the Vendor;

(B)	if substantially all of such matters were resolved in favour of the Vendor, be paid by the Purchaser; or

(C)	if substantially all of such matters were resolved in favour of neither the Purchaser nor the Vendor, be paid by the Purchaser, as to 50% thereof, and by the Vendor, as to the remaining 50% thereof.

(d)	For the purposes of this Section 3.6, "Selected Accountants" means:

(i)	Ernst & Young LLP (at its main office in Toronto, Ontario); or

(ii)
in the event Ernst & Young LLP at the time it is to be retained in accordance with Paragraph 3.6(c)(ii) is then not independent to all of the parties hereto and their respective Affiliates, then the "Selected Accountants" shall be KPMG LLP (at its main office in Toronto, Ontario); or

(iii)
in the event that neither Ernst & Young LLP nor KPMG LLP at the time it is to be retained in accordance with Paragraph 3.6(c)(ii) is then not independent to all of the parties hereto and their respective Affiliates, then the "Selected Accountants" shall be such firm (at its main office in New York, New York) as shall be selected by lot drawn from amongst the names of four US nationally-recognized chartered accounting firms (of which two names will be submitted by the Purchaser and two names will be submitted by the Vendor), each of which firms shall be independent relative to all of the parties hereto and their respective Affiliates.

3.7       Guarantee of Guarantor.

(a)
Subject to the terms and conditions of this Section 3.7, the Guarantor hereby unconditionally and irrevocably guarantees to the Vendor the due and punctual complete performance, payment and satisfaction by the Purchaser of all of the payment, indemnification and other liabilities and obligations of the Purchaser under this Agreement (collectively, the "Purchaser's Obligations").  The guarantee provided for in this Section 3.7 (which guarantee is referred to in this Section 3.7 as the "Guarantee") is a continuing guarantee and applies to and secures each and all of the Purchaser's Obligations at any time and from time to time.  Subject to the provisions of this Section 3.7, the liabilities and obligations of the Guarantor under the Guarantee are not subject to any counterclaim, set-off, release, recoupment or defence and the Guarantee is and shall remain in full force and is irrevocable, absolute and unconditional irrespective of:

(i)	any change in the name of the Purchaser or in its business, management, shareholdings or any part thereof or in its capital structure or Corporate Documents;

(ii)	any discontinuance of the Purchaser’s business or the disposal or sale of its business and undertaking, in whole or in part, to another or others;

(iii)	the Purchaser being amalgamated or merged with any other corporation or entity or being wound up or dissolved;

(iv)	any lack of enforceability of this Agreement (other than solely by reason of a complete and total failure of consideration);

(v)	any change in any of the terms of any of the obligations covered by the Guarantee or any amendment, or waiver of or consent to departure from this Agreement;

(vi)
the occurrence of any Bankruptcy Event in relation to the Purchaser or any omission or refraining from proving the claim or any part of the claim of the Vendor in any bankruptcy, winding-up, compromise or other proceedings relating to the Purchaser;

(vii)	the pursuit, or failure to pursue, by the Vendor of any rights or remedies against the Purchaser;

(viii)	any assignment by the Purchaser of all or certain provisions of this Agreement, or any interest herein;

(ix)	any delegation by the Purchaser of any duty or obligation of the Purchaser arising under this Agreement or otherwise in connection with the transactions herein provided for; and

(x)
any other circumstances whatsoever (other than actual payment or performance), whether similar or dissimilar to any of the foregoing and whether or not the Guarantor shall have any knowledge or notice thereof, that might constitute a legal or equitable defence or discharge of the liabilities of a guarantor or that might limit recourse against a guarantor;

(b)
The Guarantee shall continue to be effective, or be reinstated, as the case may be, if at any time payment, in whole or in part, of any sums due in respect of the obligations in respect of which the Guarantee was given is rescinded or must otherwise be restored or returned for any reason or cause of any nature or kind whatsoever, all as though such payment had not been made notwithstanding any intervening termination of this or any other provision of this Agreement.

(c)
If the Purchaser fails to perform (in whole or in part) any of the Purchaser's Obligations when due and required to be performed pursuant to this Agreement, the Guarantor shall perform (or shall cause any of its Affiliates to perform) all such unperformed Purchaser's Obligations on the same terms and conditions, and in the same manner, as is required by the terms of this Agreement and, in particular, the Guarantor shall pay (or cause to be paid) all such amount(s) as may be due in respect of such unperformed Purchaser's Obligations without any withholding, deduction, counterclaim or set-off for any reason or on any account whatsoever.

(d)	The Guarantor shall be required to perform under the Guarantee only after:

(i)	all grace periods provided to the Purchaser under this Agreement have expired;

(ii)	the expiration of a period of seven days from the date on which the Vendor sends to the Guarantor, in accordance with Section 15.2, a written notice:

(A)	stating that the Vendor intends to make a claim under the Guarantee; and

(B)	containing reasonable summary particulars of the unperformed Purchaser's Obligations to which such claim relates.

(e)	Except for the notice and time and grace period requirements set forth in Subsection 3.7(d):

(i)
the Guarantee is in no way conditional upon any requirement that the Vendor first attempt to have the Purchaser perform any of the Purchaser's Obligations or that the Vendor resort to any security or other means of obtaining payment and/or performance of such obligations; and

(ii)
the Guarantor hereby waives notice of promptness, diligence, demand, protest, proof or notice of non-payment and notice of acceptance; and any other notice with respect to any of the obligations guaranteed by it pursuant to the Guarantee.

(f)
Notwithstanding any provision of this Agreement to the contrary, the Guarantor shall be entitled to assert as a defence to any claim for payment or performance of the Purchaser's Obligations guaranteed by the Guarantor pursuant to the Guarantee, that such Purchaser's Obligations either:

(i)	are not currently due under the terms of this Agreement; or

(ii)	have previously been paid and performed in full.

(g)
The Guarantee may not be amended or modified except by a writing to such explicit effect duly executed by both the Guarantor and the Vendor.  Upon making any payment or performance with respect to any Purchaser's Obligations, the Guarantor shall be subrogated to the right of the Vendor against Purchaser with respect to such payment; provided that Guarantor shall not enforce any payment right by way of subrogation until the underlying Purchaser's Obligation has been fully paid, performed and satisfied.

(h)
The Guarantee shall remain in full force and effect until the earliest date on which each and all of the Purchaser's Obligations have been fully paid, performed and satisfied, whereupon the Guarantee shall expire, and the Guarantor’s liability hereunder shall be fully discharged.  Notwithstanding the foregoing, the Guarantee shall in any event automatically terminate and expire on the later of the following two dates to occur

(i)	that date which is the sixth anniversary of the Agreement Date; or

(ii)
in the event that a claim for indemnification under this Agreement made by the Vendor is then pending, that date which is sixty (60) days after the date on which a final determination of such claim for indemnification has been rendered and any and all obligations in connection therewith have been fully paid, performed and satisfied.

(i)
The Guarantee shall be governed by the laws of the Province of Ontario.  Any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Guarantee may only be brought in the courts of competent jurisdiction in the Province of Ontario.  Each of the Guarantor and the Vendor hereby consents and submits to the jurisdiction of such courts (and of the appropriate appellate court therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, actions or proceeding which is brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party thereto anywhere in the world, whether within or without the jurisdiction of any such court.

(j)	Notwithstanding anything to the contrary in this Section 3.7, the Guarantor’s total aggregate liability under the Guarantee shall not in any circumstances exceed the lower of:

(i)	the actual outstanding liability of the Purchaser under the Agreement; and

(ii)	ONE HUNDRED EIGHTY-SEVEN MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS ($187,500,000).

3.8       Payment of Sale Transaction Costs and VAR Payments.

(a)	As used in this Agreement:

(i)
"Sale Transaction Costs" means all brokerage, advisory, accounting, legal and other fees and disbursements (including all fees and disbursements of the Vendor's Legal Counsel) which are payable by the Vendor in connection with the transactions provided for in this Agreement; provided that and for greater certainty, "Sale Transaction Costs" shall not include any fees, expenses and disbursements which may be incurred by the Intercon Entities in connection with the pre-closing transactions and other matters which are provided for in, or contemplated by, Section 7.8; and

(ii)
"VAR Payments" means all those (and only those) value appreciation rights payments, management bonuses, "parachute" payments, incentive payments and other similar payments and termination and severance payments required to be made by the Intercon Entities (or which vest or to which employees of the Intercon Entities become entitled) (including related employment and withholding Taxes).

(b)
The Vendor shall pay as and when due all Sale Transaction Costs; and, if any Sale Transaction Costs were paid by the Intercon Entities, the Vendor shall reimburse the Intercon Entities for the Sale Transaction Costs so paid by them, respectively.

(c)	The Vendor shall, prior to the Time of Closing, cause the Intercon Entities to pay in full all of the VAR Payments.

3.9       Method of Making Payments.   All payments required to be made in accordance with the preceding provisions of this Article 3 by the Vendor to the Purchaser or vice versa or by the Vendor to Intercon or vice versa shall be made in same day funds by wire transfer in accordance with Section 15.4.

3.10      Withholding.   Any of the Purchaser and its Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to the Vendor pursuant to this Agreement such amounts as the Purchaser or its Affiliate, as the case may be, is required to deduct or withhold therefrom under the Code, the Tax Act or under any other applicable Laws with respect to the making of such payment.  To the extent that such amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid in respect of whom such deduction and withholding was made.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES - VENDOR

4.1        Representations and Warranties.   The Vendor hereby represents and warrants to the Purchaser as follows (all of which representations and warranties are applicable and with effect as at the Time of Closing and, unless otherwise expressly specified, also on the Agreement Date) and the Vendor hereby acknowledges that the Purchaser is relying on such representations and warranties in connection with its entering into this Agreement and completing the transactions herein provided for, it being agreed that such representations and warranties are subject to the exceptions thereto set forth in the applicable subsection or paragraph of, or Exhibit to, the disclosure schedule (the "Vendor Disclosure Schedule") annexed to this Agreement as Schedule "E" (and, if any exception has been identified in the Vendor Disclosure Schedule as pertaining to a particular Subsection or Paragraph of this Section 4.1, such exception shall also be deemed to have been disclosed in respect of each and every other Subsection and Paragraph of this Section 4.1 to which such exception is relevant to the extent that it would be reasonably apparent to a reasonable Person from a reading of the Vendor Disclosure Schedule that such exception is applicable to such other Subsection and/or Paragraph):

(a)	Subsistence of Vendor: the Vendor is a subsisting corporation duly and validly incorporated, and in good standing, under the Laws of its jurisdiction of incorporation (being the Province of Ontario);

(b)
Ownership of Purchased Shares by Vendor and Power to Sell:   as at the Agreement Date, the Vendor owns, beneficially and of record and free and clear of any and all Encumbrances (other than for the FS Lender Encumbrances), all of the Purchased Shares; and, as at the Effective Time, the Vendor will own, beneficially and of record and free and clear of any and all Encumbrances, all of the Purchased Shares and the Vendor will have the right and will be entitled to sell, transfer and assign to the Purchaser all of the Purchased Shares;

(c)
No Rights to Purchase Purchased Shares:   except for the Purchaser's right to purchase the Purchased Shares pursuant to this Agreement, there do not exist any options or rights of any nature or kind for the purchase of any of the Purchased Shares;

(d)
No Legal Proceedings or Judgments:   except as disclosed in the Vendor Disclosure Schedule, no awards, decrees, executions, judgments or orders are outstanding against, and no Legal Proceedings have been instituted or are pending or, to the knowledge of the Vendor, threatened against or affecting the Vendor or any of the Intercon Entities.  None of the matters so disclosed could:

(i)	cause any Encumbrances to attach to, or divest or impair title to, the Purchased Shares or any of the other issued and outstanding shares in the capital of any of the Intercon Entities;

(ii)	invalidate, nullify, prevent, prohibit or restrain, in whole or in part, the transactions provided for in this Agreement;

(iii)	result in a Material Adverse Change; or

(iv)
affect the right of the Vendor or any of the Intercon Entities to enter into those of the Transaction Documents to which they respectively are parties and to observe and perform each and all of their respective obligations arising thereunder.

With respect to any pending or threatened Legal Proceeding disclosed in the Vendor Disclosure Schedule, the Vendor or the Intercon Entity involved therewith, as applicable, is in compliance in all respects with all Laws regarding the preservation, disclosure and production of electronically stored information required to be stored in connection with such Legal Proceedings;

(e)	Authority of Vendor and Intercon Entities to Execute Transaction Documents:

(i)
each of the Vendor and the Intercon Entities has all necessary corporate power and authority as is required by all Laws applicable to it to enable it to enter into, execute and deliver those Transaction Documents to which it is a party and to observe and perform all of the terms, conditions and provisions thereof required to be observed and performed by it and such entering into, execution, delivery, observance and performance by it has been validly authorized by all necessary corporate action; and the entering into, execution, delivery, observance and performance by each of the Vendor and the Intercon Entities of their respective obligations under the Transaction Documents does not constitute a breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a breach of, or a default under), any of its respective Corporate Documents;

(ii)	the entering into, execution, delivery, observance and performance by each of the Vendor and the Intercon Entities of those Transaction Documents to which it is a party does not either:

(A)
constitute a breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a breach of, or a default under), any Material Contract to which it is a party or any Laws applicable to it; or

(B)
require the obtainment of any consents or other authorizations or the making of any filings or the giving of any notices pursuant to any Material Contract to which it is a party or any Laws applicable to it other than those set forth in the Vendor Disclosure Schedule, all of which will have been obtained, made or given by it at or prior to the Time of Closing; and

(iii)	the entering into, execution, delivery, observance and performance by each of the Intercon Entities of those Transaction Documents to which it is a party does not:

(A)	give rise to any termination rights under any Contract or accelerate any payment obligation under any Contract to which it is a party;

(B)
result in the imposition of any Encumbrances upon any of its Assets, or restrict, hinder, impair or limit its ability to carry on its business and affairs as and where the same is now being carried on; or

(C)
result in any payment (including "golden parachute", severance, unemployment compensation, bonus or otherwise) becoming due to any service provider or Specified Independent Contractor & Consultant under any Contract or to any of its directors, officers or employees or increase any benefits otherwise payable under any Employee Benefit Plan or result in the acceleration of time of payment or vesting of any such benefits other than as set forth in the Vendor Disclosure Schedule with respect to VAR Payments to be paid prior to the Time of Closing in accordance with Subsection 3.8(c);

(f)	No Bankruptcy Event - Vendor and Intercon Entities: neither the Vendor nor any of the Intercon Entities is subject to any presently continuing or outstanding Bankruptcy Event;

(g)
Enforceability of Transaction Documents - Vendor and Intercon Entities:   subject to limitations regarding enforcement under or in connection with Laws affecting creditors' rights generally (including bankruptcy, insolvency, moratorium, reorganization and other similar Laws) and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought:

(i)	this Agreement constitutes valid and binding obligations of the Vendor enforceable against it in accordance with the terms hereof; and

(ii)
each of the other Transaction Documents to which the Vendor or an Intercon Entity is a party, once executed and delivered by it, shall constitute valid and binding obligations of it enforceable in accordance with the terms thereof;

(h)
Share Certificate Legends:   as of the Time of Closing, neither the Vendor nor any of the Intercon Entities will be subject to any requirements of any nature or kind requiring the placement of any legends on share certificates evidencing issued shares in the capital of the Intercon Entities;

(i)	Corporate Information - Intercon Entities:

(i)
the address of each location from which Intercon conducts all or any part of its business together with the names of its directors and officers (and their respective positions) are set forth in Part 1 of Schedule "F" annexed hereto;

(ii)
the address of each location from which FirstService (USA) Security Holdings, Inc. conducts all or any part of its business together with the names of its directors and officers (and their respective positions) are set forth in Part 2 of Schedule "F" annexed hereto;

(iii)
the address of each location from which BLW, Inc. conducts all or any part of its business together with the names of its directors and officers (and their respective positions) are set forth in Part 3 of Schedule "F" annexed hereto;

(iv)
the address of each location from which VASEC - Virginia Security and Automation, Inc. conducts all or any part of its business together with the names of its directors and officers (and their respective positions) are set forth in Part 4 of Schedule "F" annexed hereto; and

(v)
the address of each location from which Innovative Security Solutions, Inc. conducts all or any part of its business together with the names of its directors and officers (and their respective positions) are set forth in Part 5 of Schedule "F" annexed hereto;

(j)	Share Capitalization - Intercon Entities:

(i)
the authorized capital of Intercon consists solely of 150,000 Preferred Shares, 200,000 Common Shares and an unlimited number of Class A Special Shares of which a total of 150,000 Preferred Shares, 100,001 Common Shares and nil Class A Special Shares are now issued and outstanding;

(ii)	the authorized capital of FirstService (USA) Security Holdings, Inc. consists solely of 1,000 Common Shares of which a total of 100 Common Shares are now issued and outstanding; and:

(A)
as at the Agreement Date, all 100 of such issued and outstanding Common Shares are owned by Intercon, beneficially and of record, free and clear of any and all Encumbrances (other than FS Lender Encumbrances); and

(B)	as at the Effective Time, all 100 of such issued and outstanding Common Shares will be owned by Intercon, beneficially and of record, free and clear of any and all Encumbrances;

(iii)	the authorized capital of BLW, Inc. consists solely of 10,000 Common Shares of which a total of 1,000 Common Shares are now issued and outstanding; and:

(A)
as at the Agreement Date, 828 of such issued and outstanding Common Shares are owned by FirstService (USA) Security Holdings, Inc., beneficially and of record, free and clear of any and all Encumbrances (other than FS Lender Encumbrances); and

(B)
as at the Effective Time, all 1,000 of such issued and outstanding Common Shares will be owned by FirstService (USA) Security Holdings, Inc., beneficially and of record, free and clear of any and all Encumbrances;

(iv)	the authorized capital of VASEC - Virginia Security and Automation, Inc. consists solely of 10,000 Common Shares of which a total of 8,000 Common Shares are now issued and outstanding; and:

(A)
as at the Agreement Date, 6,400 of such issued and outstanding Common Shares are owned by BLW, Inc., beneficially and of record, free and clear of any and all Encumbrances (other than FS Lender Encumbrances); and

(B)	as at the Effective Time, all 8,000 of such issued and outstanding Common Shares will be owned by BLW, Inc., beneficially and of record, free and clear of any and all Encumbrances;

(v)	the authorized capital of Innovative Security Solutions, Inc. consists solely of 1,000 shares of which a total of 490 shares are now issued and outstanding; and

(A)
as at the Agreement Date, 441 of such issued and outstanding shares are owned by BLW, Inc., beneficially and of record, free and clear of any and all Encumbrances (other than FS Lender Encumbrances); and

(B)	as at the Effective Time, all 490 of such issued and outstanding shares will be owned by BLW, Inc., beneficially and of record, free and clear of any and all Encumbrances;

(vi)
all of the issued and outstanding shares in the capital of each of the Intercon Entities were validly issued in compliance with all requirements of all applicable Laws, are fully paid and non assessable and are free of pre-emptive rights;

(vii)	none of the Intercon Entities is subject to any Options and Re-Purchase Obligations;

(viii)	none of the Intercon Entities is:

(A)
as at the Agreement Date, other than in respect of the VAR Payments, subject to any outstanding Contracts providing for any stock appreciation rights, phantom equity or similar stock-based rights based upon the book value, income or any other attribute of the Intercon Entities (or any of them); and

(B)
as at the Effective Time, other than in respect of the Retention Agreements and other Contracts referred to in Section 7.14, subject to any outstanding Contracts providing for any stock appreciation rights, phantom equity or similar stock-based rights based upon the book value, income or any other attribute of the Intercon Entities (or any of them);

(ix)
none of the Intercon Entities is subject to any outstanding bonds, debentures or other evidences of Liabilities having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the respective shareholders of the Intercon Entities on any matter;

(k)	Existence, Organization and other Matters re: Intercon Entities: each Intercon Entity:

(i)
is a corporation duly incorporated (or amalgamated, as the case may be) and organized and presently existing under the laws of the jurisdiction of its incorporation, which jurisdictions are as follows:

Name	Jurisdiction of Existence
Intercon	Province of Ontario
FirstService (USA) Security Holdings, Inc.	State of Delaware
BLW, Inc.	Commonwealth of Pennsylvania
VASEC - Virginia Security and Automation, Inc.	State of Virginia
Innovative Security Solutions, Inc.	State of Florida

(ii)
is in good standing under the Laws of its jurisdiction of incorporation (or amalgamation, as the case may be) and it has all such corporate and other power and authority as is required by all applicable Laws to enable it to conduct its business and affairs in each and every jurisdiction where such business and affairs are now conducted and to own, lease, occupy, use and operate all of the Assets now owned, leased, occupied, used and operated by it;

(iii)
holds all permits, licences, qualifications and other authorizations which are required pursuant to any written Contract to which it is a party or by any Laws applicable to it, all of which are in good standing and in full force and effect, and all of the terms, conditions and provisions thereof have been complied with and there do not exist any state of facts or other circumstances which, after notice or lapse of time or both, or otherwise, would constitute or result in a default under, or breach of, any of the terms, conditions and provisions thereof and none of such permits, licenses, qualifications or other authorizations will be affected or made subject to termination, revocation, forfeiture, limitation or any obligation to reapply as a result of the transactions contemplated by this Agreement;

(iv)
is in good standing under all Laws applicable to it and it has previously conducted, and is now conducting, its business and affairs in compliance in all material respects with all Laws applicable to it in all jurisdictions to which it is subject; and

(v)	is up to date in all filings and registrations required to be made by it under all Laws applicable to it;

(l)
No Ownership of Equity Interests by Intercon Entities:   except for any shares in the capital of an Intercon Entity owned by another Intercon Entity, none of the Intercon Entities owns any share, stock, partnership interest or other proprietorship or equity interest in any Person;

(m)	Business of Intercon Entities: the business and affairs presently being carried on by the Intercon Entities, taken as a whole, consists principally of the following:

(i)
the provision of a full and diverse range of security integration solutions for commercial, industrial, institutional and residential facilities including: systems design; the engineering, supply and installation of security systems equipment; project management; on-going systems inspection, maintenance, repair and monitoring services; and comprehensive systems upgrades and retrofits; and

(ii)	the provision of armed and unarmed security services including on-site security personnel and foot and mobile patrols (roving security),

and the doing of all acts and things incidental or ancillary thereto, which business and affairs are being conducted by the Intercon Entities primarily in the United States and Canada; and there is no Contract, judgment, injunction, order or decree binding upon any of the Intercon Entities that has, or could reasonably be expected to have, the effect of prohibiting or restricting all or any part of their respective businesses and affairs as presently conducted;

(n)	No Shareholders' Agreements or Voting Trust Agreements: as of the Time of Closing, there will be no shareholders' agreements or voting trust agreements pertaining to any of the Intercon Entities;

(o)
Minute Books and Business Records:   all of the minute books and all other corporate and business records of each Intercon Entity are located at the office(s) of such Intercon Entity (or, to the extent not located at such office(s), are being held by third party service providers for and on behalf and in accordance with the instructions of the respective Intercon Entities to which they belong), all of which books and records:

(i)	have been and will be, up to the Time of Closing, made available to the Purchaser;

(ii)	have been properly maintained in accordance with all applicable Laws; and

(iii)	are true, complete and correct;

and there are no filings or applications outstanding or proceedings underway in relation to any Intercon Entity which could in any way alter its corporate status or any of its Corporate Documents;

(p)	Financial Records and Internal Controls:

(i)
the books of account and financial records of each Intercon Entity have been properly kept and maintained in accordance with good business and bookkeeping practices and such books and records fairly, completely, accurately and correctly set out in all Material respects its Assets, Liabilities, financial position and results from operations;

(ii)	the Intercon Entities maintain a system of internal accounting controls sufficient to provide reasonable assurance that:

(A)	transactions are executed in accordance with management’s general or specific authorization;

(B)	transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for Assets;

(C)	access to Assets is permitted only in accordance with management’s general or specific authorization; and

(D)	the recorded accountability for Assets is compared with existing Assets at reasonable intervals and appropriate action is taken with respect to any differences;

(iii)
the Intercon Entities maintain internal control over financial reporting that is required and is adequate for purposes of the Vendor maintaining over-all “internal control over financial reporting” (as defined by Rule 13a-15 under the United States Securities Exchange Act of 1934) that is “effective” (based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission); and

(iv)
the Intercon Entities have not engaged in any material transactions, maintained any bank accounts or used any corporate funds except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of the Intercon Entities;

(q)	Financial Statements: the Financial Statements (2007) and the Financial Statements (Interim):

(i)	are each true, correct and complete in all Material respects;

(ii)
have each been prepared in accordance with GAAP applied on a basis consistent with those of preceding fiscal periods and present fairly, in all Material respects, the respective Assets, Liabilities and financial condition of the Intercon Entities as at the respective dates thereof and the results of their operations, changes in financial position and cash flows for the periods respectively covered thereby; and

(iii)
each contain and reflect all necessary adjustments for a fair presentation of the results of the operations and financial condition of the Intercon Entities for the periods respectively covered thereby;

(r)	Absence of Certain Changes and Events: except as disclosed in the Financial Statements (2007) and in the Financial Statements (Interim), since March 31, 2007:

(i)	no dividends or other distributions have been authorized, declared or paid in respect of the shares in the capital of any of the Intercon Entities;

(ii)	there has not occurred or been made any change in the respective accounting methods, principles or practices of the Intercon Entities (including for Tax purposes);

(iii)	no resolutions have been passed nor has any action been taken to effect a split, combination or reclassification of any issued and outstanding shares in the capital of any of the Intercon Entities;

(iv)	other than solely in the ordinary course of business or except as set forth in the Vendor Disclosure Schedule, none of the Intercon Entities:

(A)	has acquired or sold (or agreed to acquire or sell) any Assets or made any capital expenditures;

(B)	has made (or agreed to make) any loan, advance or capital contribution to, or investment in, any Person or guaranteed same;

(C)	has entered into, amended, relinquished, terminated or failed to renew any of its Material Contracts; or

(D)	has experienced any loss, damage or destruction to its Assets in excess of $250,000 in the aggregate;

(v)
except for those increases made either in the ordinary course of business or as required by applicable Laws, none of the Intercon Entities has made or agreed to make any increases in either the benefits paid or provided under its Employee Benefit Plans or in the rates of salary, wages, overtime pay, severance or termination pay, expense accounts and allowances, re-location allowances, vacation allowances, holiday allowances, sick leave allowances, other accrued benefits allowances or other remuneration of any nature or kind whatsoever, direct or indirect, payable to any of its directors, officers and employees;

(vi)
other than as shown in the Financial Statements (Interim) and in the Vendor Disclosure Schedule, no events have occurred and no state of facts are now existing which constitute, or are likely to have or that could reasonably be expected to result in, a Material Adverse Change to the respective businesses, financial positions, Liabilities, Assets, operations and condition of the Intercon Entities from that indicated by the Financial Statements (2007); and

(vii)
each of the Intercon Entities has, in the ordinary course of business, carried on its business and has continued to pay and satisfy its Liabilities in that manner as in which the same are required to be paid and satisfied;

(s)
Title to Assets:   each Intercon Entity has good and marketable title to, or a valid leasehold interest under a Capital Lease in, all Assets recorded in the Financial Statements (Interim), free and clear of any and all Encumbrances other than:

(i)	Permitted Encumbrances;

(ii)	the contractual rights and ownership interests of the lessors under the Business Premises Leases and those Equipment Leases which had been entered into by the Intercon Entities, respectively;

(iii)
Encumbrances (other than FS Lender Encumbrances) on Assets securing indebtedness (including any extensions, renewals or refinancings of such indebtedness from time to time) assumed or incurred to lease such Assets or to provide or satisfy all or part of the purchase price of such Assets; and

(iv)	as at the Agreement Date only (and, for greater certainty, not as at the Time of Closing), the FS Lender Encumbrances;

(t)	Adequacy of Assets: each Intercon Entity has good and marketable title to, or a valid leasehold interest in, all Assets necessary to carry on its business as presently conducted by it; and:

(i)
those of such Assets which are owned by such Intercon Entity are not subject to any restrictions with respect to the transferability thereof and the title of such Intercon Entity to such owned Assets will not be adversely affected by the transactions contemplated hereby;

(ii)	the leasehold interest of each Intercon Entity in those of such Assets which are leased pursuant to a Capital Lease will not be adversely affected by the transactions contemplated hereby; and

(iii)	the leasehold interest of each Intercon Entity in those of such Assets which are leased pursuant to an Operating Lease will not be adversely affected by the transactions contemplated hereby;

(u)	Equipment Leases: except as set forth in the Vendor Disclosure Schedule, none of the Intercon Entities has entered into, or is obligated in respect of, any presently existing Equipment Leases which:

(i)	require annual lease (rent) payments in excess of $50,000; or

(ii)	are for motor vehicles;

(v)	Business Premises Leases: other than for the Business Premises Leases, none of the Intercon Entities is a party to any real property leases or licences; and:

(i)	true and complete copies of all of the Business Premises Leases have been provided to the Purchaser; and

(ii)	Schedule "A" annexed hereto contains a true, correct and complete list of all Business Premises Leases;

(w)	No Owned Real Property: other than for the leasehold interests arising under the Business Premises Leases, none of the Intercon Entities:

(i)	owns, or has owned at any past time, beneficially or of record, any real property or any ownership, leasehold or other interest of any nature or kind whatsoever in any real property; and

(ii)	is a party to any Contracts or obligations to acquire any real property or any leasehold or other interest in any real property;

(x)
No Violations or Work Orders:   there are no open files or outstanding notices of violation or work orders against or affecting the Leased Business Premises (or any part thereof) which form the respective subject matters of the Business Premises Leases nor, to the knowledge of the Vendor, are there any matters under discussion between any of the Intercon Entities and any Authority which may give rise thereto;

(y)
Use and Condition of Business Premises:   all buildings, improvements and appurtenances respectively comprising the Leased Business Premises which form the respective subject matters of the Business Premises Leases and the uses now being made thereof comply with all applicable Laws and insurance regulations and requirements and no part of any of such Leased Business Premises is subleased to or occupied by any Person other than an Intercon Entity and, to the knowledge of the Vendor:

(i)
all such buildings, improvements and appurtenances and all leasehold and other improvements, fixtures, elevator and lift systems, plumbing, heating, electrical, drainage, air conditioning and cooling systems therein and all material items forming a part thereof are in good working order and condition and in a good state of repair and maintenance (reasonable wear and tear only excepted); and

(ii)
all permits, licences, consents and other authorizations required by each Intercon Entity for the occupation and use of the Leased Business Premises being occupied and used by it have been obtained and are in full force and effect;

(z)	No Expropriation: no notice of expropriation has been received by any of the Intercon Entities regarding any of the Assets owned, leased, occupied, used or operated by it;

(aa)
Condition of Tangible Assets:   all of the tangible Assets respectively owned, leased, occupied, used or operated by the Intercon Entities are in good working order and condition, reasonable wear and tear only excepted;

(bb)	Good Standing of Contracts and Obligations:

(i)
each of the written Contracts to which an Intercon Entity is a party is valid and binding and in full force and effect and such Intercon Entity is entitled to all of the benefits thereunder and such Intercon Entity:

(A)	has fully satisfied all of its obligations thereunder requiring the payment of monies to the extent now required; and

(B)	has fully satisfied all of its obligations thereunder not requiring the payment of monies to the extent now required;

and neither such Intercon Entity nor, to the knowledge of the Vendor, any other party thereto is in default or non-compliance under, or in breach of, any term of any of such written Contracts;

(ii)	all of the respective obligations of each Intercon Entity (other than those arising under written Contracts to which it is a party) have been fully satisfied to the extent now required;

(iii)
there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default or non-compliance under, or a breach of, any of such written Contracts or obligations;

(iv)	no party to a written Contract to which an Intercon Entity is a party has either:

(A)	advised such Intercon Entity that it wishes to terminate such Contract for any reason (including by reason of the transactions contemplated by this Agreement); or

(B)	repudiated any Material provision of any such written Contract;

(v)	there are no pending, or to the knowledge of the Vendor, threatened disputes with respect to any written Contract to which an Intercon Entity is a party;

(vi)
to the knowledge of the Vendor, there is no reason to expect that the goods or services to be provided under any written Contract to which an Intercon Entity is a party will not be provided in substantial compliance with all of the applicable terms of such written Contract;

(vii)	the type and amount of insurance, if any, required to be maintained by an Intercon Entity pursuant to any written Contract to which it is a party is currently in force;

(viii)	the Intercon Entities are not party to any oral Contracts other than:

(A)
oral Contracts entered into prior to April 1, 2002 for the provision in Canada of patrol, maintenance or monitoring services that in the aggregate do not exceed $6,000,000 in annual revenue to the Intercon Entities; and

(B)	oral Contracts for the provision in Canada of security officers as identified by customer name, site and contracted weekly revenue on Schedule "I" annexed hereto;

(ix)
the Intercon Entities, taken as a whole, are not party to one or more Contracts involving a sharing of profits or expenses or an obligation on the part of any Intercon Entity to invest, contribute, repay, guarantee, loan or advance funds, individually or in the aggregate, in excess of $200,000;

(x)
the consummation of the transactions contemplated hereunder will not result in the termination or modification of any written Contract to which any of the Intercon Entities is a party, nor give any party thereto any right to terminate or modify such Contract; provided that, excluded from the scope of this Paragraph 4.1(bb)(x) are all Operating Leases which require annual lease (rent) payments not in excess of $50,000;

(xi)	as at the Time of Closing, there will not be in effect any Contracts requiring any of the Intercon Entities to pay any management fee or other similar fee to the Vendor; and

(xii)
Exhibit “A” to the Vendor Disclosure Schedule identifies all Material Contracts to which any Intercon Entity is a party and sets forth for each such Material Contract its type, the names of the parties thereto, its effective date and, if determinable, the consideration to be paid or received by that Intercon Entity which is the party thereto; and there are no Contracts made between the Vendor and others, and to which an Intercon Entity is not also a party, pursuant to which any Intercon Entity derives revenue;

(cc)
Guarantees re: Third Party Obligations:   none of the Intercon Entities has guaranteed or given security for, or agreed to guarantee or give security for, any Liabilities of any Person (other than a Person which is an Intercon Entity);

(dd)
Performance Bonds:   except as disclosed in the Vendor Disclosure Schedule, none of the Intercon Entities has any presently outstanding performance bonds or surety bonds and none of the Intercon Entities is presently required to obtain or provide any performance bonds or surety bonds;

(ee)
Liabilities of Intercon Entities:   none of the Intercon Entities is now subject to, nor are there any facts or circumstances which might reasonably serve as the basis for, or give rise to, any Liabilities of any of the Intercon Entities other than the following:

(i)	those set forth in the Financial Statements (2007) and in the Financial Statements (Interim);

(ii)	those arising in the ordinary course of business since March 31, 2007; and

(iii)	those which will be disclosed in the Preliminary Closing Statement and in the Final Closing Statement, each of which statements shall be prepared in accordance with Section 3.2;

(ff)	Labour Matters and Collective Bargaining Agreements:

(i)
none of the Intercon Entities is a party to or otherwise bound by any Collective Bargaining Agreements with any Labour Union and none of the Intercon Entities has made any commitments to or conducted any negotiations with any Labour Union regarding any future Collective Bargaining Agreements;

(ii)
no Labour Union either holds bargaining rights with respect to any of the respective employees of the Intercon Entities and no Labour Union is (whether by way of certification, interim certification, voluntary recognition, designation, successor rights or in any other manner whatsoever) or has applied to be certified as the bargaining agent of any of the respective employees of the Intercon Entities; and, to the knowledge of the Vendor, there are no current attempts to organize or establish any Labour Unions in relation to the Intercon Entities or their businesses or any of their respective employees, nor have there been any such attempts at any time since April 1, 2003; and

(iii)
none of the Intercon Entities has experienced any Labour Disturbance at any time since April 1, 2003, nor is there any Labour Disturbance presently occurring or, to the knowledge of the Vendor, presently threatened in respect of any of the employees of any of the Intercon Entities;

(gg)
Employees and Employment Matters:   to the actual knowledge of Frank J. Brewer, John Van Schepen and John M. Pichola, no officer, key employee or group of employees has any plan or intention to terminate his, her or their employment with any Intercon Entity.  Exhibit “B” to the Vendor Disclosure Schedule contains, in respect of each Intercon Entity, the following:

(i)
a true, correct and complete list of all of its employees and Specified Independent Contractors & Consultants as at the Agreement Date (which list shall be updated by the Vendor to a date not more than three (3) Business Days prior to the Effective Date) setting forth their respective names, positions, work locations, commencement date of employment or service and current salary, wages, fees, commissions, bonuses (whether fixed, declared, discretionary or otherwise), accrued vacation entitlements, overtime pay entitlements, entitlements under Employee Benefit Plans and other remuneration (including rights to termination and/or severance pay); and, if any such employee or Specified Independent Contractor & Consultant is on a leave of absence, the reason for such leave of absence and any entitlements to reinstatement;

(ii)	a brief description of all written Contracts between it and its employees, directors, officers and Specified Independent Contractors & Consultants including all written Contracts:

(A)	the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the type contemplated by this Agreement;

(B)	providing any term of employment, retainer or engagement or any compensation guarantee; or

(C)
providing for notice of termination (or pay in lieu thereof), severance benefits or other benefits (including benefits under Employee Benefit Plans) after the termination of employment (or the relationship); but excluding oral agreements entered into in the ordinary course of business which do not provide for any severance, termination or other like payments in addition to those which would normally be available at law in the absence of such agreements;

(iii)	a brief description of all of its salary and wage policies currently in effect (including those regarding the payment of overtime pay and the granting of pay and other remuneration increases);

(iv)	a brief description of all of its Employee Benefit Plans; and

(v)
a list of the names of each employee of the Intercon Entities whose employment was terminated or otherwise ceased at any time from and after April 1, 2007 or who gave or received a notice to terminate employment at any time from and after April 1, 2007;

and there are no Contracts by any of the Intercon Entities to provide post-employment benefits under any Employee Benefit Plans or otherwise to any of their present or former respective employees or to the beneficiaries or dependants of any such employees; and, in this Agreement, the term "Specified Independent Contractors & Consultants" means those Persons named and identified as such in Exhibit "B" to the Vendor Disclosure Schedule, each of whom renders personal services to any of the Intercon Entities in the capacity of a self-employed individual, excluding any Persons providing services limited to legal or auditing services;

(hh)
Satisfaction of Obligations to Employees and Specified Independent Contractors & Consultants:   all currently due Liabilities of the Intercon Entities to their respective employees, Specified Independent Contractors & Consultants, directors and officers have been fully satisfied and none of the Intercon Entities is in default of any of such Liabilities and each of the Intercon Entities has paid in full, to the extent currently due and payable, or accrued in accordance with GAAP in its books and records:

(i)
all wages, salaries, bonuses (including accrued bonuses), commissions, overtime pay, vacation pay, entitlements under Employee Benefit Plans and other amounts of any and every nature and kind which it currently is or may be liable to pay to its employees, directors and officers (including any amounts which may become payable by reason of the occurrence of the transactions contemplated hereunder); and

(ii)
all amounts of any and every nature and kind whatsoever that are currently required to be paid by it pursuant to the Contracts, plans and other matters referred to in Exhibit "B" to the Vendor Disclosure Schedule;

and Exhibit "G" to the Vendor Disclosure Schedule sets forth a complete list of all VAR Payments required to be made by the Intercon Entities, respectively;

(ii)	Employee Benefit Plans and ERISA:

(i)
Exhibit "B" to the Vendor Disclosure Schedule is a complete list of all Employee Benefit Plans of the Intercon Entities as at the Agreement Date (which list shall be updated by the Vendor to a date not more than three (3) Business Days prior to the Effective Date) and true and complete copies have been made available to the Purchaser of each Employee Benefit Plan (or, if not written, a written summary of its material terms) together with:

(A)	the most recent determination or opinion letter, if any, issued by the IRS and any pending request for such letter; and

(B)	if and to the extent that the same were required to be prepared, made or obtained in accordance with applicable Laws:

(1)	all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto;

(2)	all summaries and summary plan descriptions, including any summary of material modifications;

(3)	the three most recent annual reports (Form 5500 series) filed with the Internal Revenue Service ("IRS");

(4)
the three most recent compliance tests for the Intercon Entities’ defined contribution plans (including ADP/ACP non-discrimination test, Code Section 415 test, Code Section 410(b) coverage test and Code Section 416 top-heavy test); and

(5)	all material filings made with any Authorities;

(ii)	with respect to the United States Employee Benefit Plans:

(A)	all required tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Authority;

(B)	all required notices and disclosures have been timely provided to the participants thereunder; and

(C)
no event has occurred and there exists no condition or set of circumstances under which the Purchaser could be subject to any liability (other than for routine benefit liabilities) under the terms of, or with respect to, such United States Employee Benefit Plans, or under ERISA, the Code or any other applicable Law applicable to such United States Employee Benefit Plans;

(iii)	each Employee Benefit Plan of an Intercon Entity which is currently in effect or which was in effect at any time since April 1, 2005:

(A)
has been fully funded by it to the extent currently required by applicable Laws and otherwise and no deficiencies or unfunded Liabilities (including on a “going concern”, “solvency” or "current liability" basis based on reasonable actuarial assumptions) exist thereunder; and

(B)
is duly registered where required by, and is in good standing under, all applicable Laws and has been maintained and administered in compliance with its terms and in accordance with the requirements of all applicable Laws as in effect from time to time including:

(1)	that each United States Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code has either:

a)	received a current favourable determination letter from the IRS as to its qualified status; or

b)	may rely upon a current favourable prototype opinion letter from the IRS,

and each trust established in connection with any United States Employee Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt and no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan or the exempt status of any such trust;

(2)
that none of the Intercon Entities or their Affiliates have engaged in any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) other than a transaction that is exempt under a statutory or administrative exemption with respect to any United States Employee Benefit Plan that could result in liability to the Purchaser; and

(3)
that the United States Employee Benefit Plans have been operated in substantial compliance with all applicable securities Laws and have appropriately requested, or have affirmatively determined to be exempt from, all applicable registration requirements of such securities Laws;

(iv)
there are no Legal Proceedings pending or, to the knowledge of the Vendor, threatened with respect to any of the Employee Benefit Plans of the Intercon Entities or against the assets of such plans or any fiduciary or service provider thereof and there is no basis for any such Legal Proceedings, nor has any event occurred, and there exists no condition or set of circumstances, in connection with which any of the Intercon Entities could, directly or indirectly, be subject to any Liabilities under any Laws applicable to it; and other than for claims made for benefits payable in the normal operation of the Employee Benefit Plans of the Intercon Entities and claims made in connection with proceedings related to qualified domestic relations orders, no claims have been made against or in relation to any of the Employee Benefit Plans of the Intercon Entities or asserting any rights or claims to benefits thereunder;

(v)
Exhibit "G" to the Vendor Disclosure Schedule is a true, complete and accurate list of all of the VAR Payments (including the estimated amount of such payments (which estimated amounts shall be confirmed and finalized by the Vendor prior to the Time of Closing) and to whom such payments will be made) (but excluding any such payments which may be required pursuant to or in respect of the Retention Agreements);

(vi)	except as may otherwise provided on Exhibit “B” to the Vendor Disclosure Schedule:

(A)
all Employee Benefit Plans or other agreements, policies or arrangements of the Intercon Entities or any Affiliate that are subject to the requirements of Code Section 409A have been operated in good faith compliance with Code Section 409A and all applicable guidance published by the IRS since January 1, 2005;

(B)
all stock options and stock appreciation rights granted by any of the Intercon Entities after October 3, 2004, or which vest or vested (in whole or in part) after December 31, 2004, have (or, if already terminated, had) an exercise price that was not less than the fair market value of the underlying stock as of the date such option or right was granted; and

(C)
none of the Intercon Entities is a party to, or otherwise obligated under, any Contract, agreement, plan or arrangement that provides for the gross-up of Tax imposed by Section 409A(a)(1)(B) of the Code;

(vii)	none of the Intercon Entities has ever had any ERISA Affiliates (except that certain of the Intercon Entities are ERISA Affiliates with each other) and none of the Intercon Entities has ever:

(A)	maintained, contributed to or sponsored a United States Employee Benefit Plan that is a defined benefit pension plan subject to Section 412 of the Code or Title IV or Part III of Title I of ERISA; or

(B)	been obligated to contribute to any "multi-employer plan" (as defined in Section 4001(a)(3) of ERISA);

(viii)	except as otherwise set forth in Exhibit "B" to the Vendor Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not result in:

(A)	a change of control of the Vendor or a transfer of the ownership of a substantial portion of the Assets of the Vendor as defined by Section 280G of the Code;

(B)
any severance, unemployment compensation or other payment becoming due under any of the Employee Benefit Plans or any other Contract of the Intercon Entities to any of their respective current or former directors, officers, employees or Specified Independent Contractors & Consultants;

(C)
the vesting, acceleration of payment or increases in the amount or value of any benefit payable to or in respect of any of such current or former directors, officers, employees or Specified Independent Contractors & Consultants; or

(D)
the payment or series of payments of any amount (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other subsequent event) to any employee, officer, director or other service provider of the Intercon Entities or any Affiliate who is a "disqualified individual" (as such term is defined in Treasury Regulation Section 1.280G-1) that could be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code);

(ix)
there is no Contract to which any of the Intercon Entities is a party that could, individually or collectively, result in the payment of any amount that would not be permanently deductible by reason of Section 162 (other than Section 162(a)) or Section 404 of the Code;

(x)	no United States Employee Benefit Plan is a "voluntary employee benefit association" under Section 501(a)(9) of the Code;

(xi)
no United States Employee Benefit Plan is an "employee stock ownership plan" as defined in Treasury Regulation Section 54.4975-7(b)(1)(i) or otherwise holds "employer securities", as defined in Section 407(d)(1) of ERISA;

(xii)
all Persons classified as independent contractors satisfy and have at all times satisfied the requirements of applicable Law to be so classified; the Intercon Entities have fully and accurately reported such independent contractors' compensation on IRS Forms 1099 (for US tax purposes) and Form T4A's (for Canadian tax purposes) when required to do so; and the Intercon Entities have no obligation to provide benefits to independent contractors under any Employee Benefit Plan or otherwise;

(xiii)
no individuals are currently providing, or have ever provided, services to the Intercon Entities pursuant to a leasing or "professional employer organization" agreement or similar type of arrangement, nor have the Intercon Entities entered into any arrangement whereby such services will be provided;

(xiv)
no amendments to any of the respective Employee Benefits Plans of the Intercon Entities have been promised and no amendments to any of such Employee Benefit Plans will be made or promised prior to the Closing Date;

(xv)
there have been no improper withdrawals, applications or transfers of assets from any Employee Benefit Plan or the trusts or other funding media relating thereto, and neither the Vendor, nor any of its agents, has been in breach of any fiduciary obligation with respect to the administration of the Employee Benefit Plans or the trusts or other funding media relating thereto; and

(xvi)
no termination proceedings have been commenced in relation to any of the presently existing respective Employee Benefit Plans of the Intercon Entities and no event has occurred which would entitle any Person to cause the wind-up or termination of any Employee Benefit Plan;

(jj)
Compliance with Employment and Labour Laws Generally:   each of the Intercon Entities has operated in accordance with all applicable Laws with respect to employment and labour and, except as disclosed in the Vendor Disclosure Schedule, there are no pending or, to the knowledge of the Vendor, threatened Legal Proceedings with respect to any employment or labour matters; and all amounts owing under applicable workers’ compensation or workplace safety and insurance legislation have been paid in full;

(kk)	Reporting Issuer and Securities Laws Matters: none of the Intercon Entities is subject to reporting requirements or other obligations pursuant to applicable securities Laws;

(ll)	Environmental Hazardous Materials and Environmental Claims:

(i)
each of the Intercon Entities is in compliance with all Environmental Laws applicable to it and none of the Intercon Entities has received any written notice stating that any of the Intercon Entities is not so in compliance; and

(ii)
there are no Environmental Claims currently involving any of the Intercon Entities nor, to the knowledge of the Vendor, any reasonable basis for an Environmental Claim being filed or alleged against any Intercon Entity or any of the Leased Business Premises used or occupied by any Intercon Entity;

(mm)	Intellectual Properties of Intercon Entities: Exhibit "C" to the Vendor Disclosure Schedule sets forth, in respect of each Intercon Entity, reasonable particulars and a description of the following:

(i)
all of its proprietary computer software and other proprietary computer technology including all statements, instructions and support documentation (in either human readable form or machine readable form) pertaining thereto;

(ii)
all of its other proprietary industrial technology including scientific and technical information or material pertaining to any machine, appliance or process (including specifications, proposals, models, designs, formulae, test results and reports, analyses, simulation tests and results, tables of operating conditions, materials, components, industrial skills, operating and testing procedures, shop practices, know-how, show-how and trade secrets; provided that, as to trade secrets only, a schedule thereof (including source code trade secrets, customer lists, databases and customer manuals) together with any filed applications therefor have been provided));

(iii)	all of its web-site addresses and uniform resource locators;

(iv)
all of its trademarks and service marks (registered and unregistered), trade names, logos, slogans, patents pending, patent applications, patent disclosures, inventions, unregistered copyrights, registered copyrights, copyright registration applications, designs and other intellectual property and intellectual property rights;

(v)
all of its licenses, sublicenses, agreements, or other permissions which the Vendor or any of its Subsidiaries has granted to any third Persons with respect to any of the Intercon Intellectual Properties; and

(vi)
any and all actions that must be taken by any Intercon Entity within the period of 180 days following the Agreement Date to maintain pendency, avoid abandonment, avoid additional fees and/or expenses associated with and/or provide a timely response to any and all patent, trademark, copyright or other form of registration or protection matters involving Intercon Intellectual Properties that are within and/or before any and all Authorities throughout Canada and the United States of America;

and the items referred to in Paragraphs (i) to (iv), inclusive, of this Subsection 4.1(mm) are collectively referred to in this Agreement as the “Intercon Intellectual Properties”; and

(vii)
the Intercon Intellectual Properties are all the intellectual property necessary for the operation of the businesses of the Intercon Entities as presently being conducted and there are no other items of intellectual property that are reasonably required for the operation of such businesses as presently being conducted; and each Intercon Entity owns and possesses all right, title, and interest in and to all of its Intercon Intellectual Properties free and clear of any and all Encumbrances other than:

(A)	Permitted Encumbrances; and

(B)	as at the Agreement Date only (and, for greater certainty, not as at the Time of Closing), the FS Lender Encumbrances;

(viii)
none of any Intercon Entity’s products and services in respect of the “ISL” proprietary access control system described in Exhibit "C" to the Vendor Disclosure Schedule (including but not limited to software applications and systems and components thereof) conflict with, infringe upon, misappropriate or otherwise violate any industrial or intellectual property right of any other Person; and, to the knowledge of the Vendor, none of any Intercon Entity’s other products and services (including but not limited to software applications and systems and components thereof) conflict with, infringe upon, misappropriate or otherwise violate any industrial or intellectual property right of any other Person;

(ix)
no claim is pending or, to the knowledge of the Vendor, threatened against any Intercon Entity alleging that any Intercon Entity’s products and services (including but not limited to software applications and systems and components thereof) conflict with, infringe upon, misappropriate or otherwise violate any industrial or intellectual property right of any other Person;

(x)	no Legal Proceeding is pending or, to the knowledge of the Vendor, threatened which challenges the legality, validity, enforceability, use or ownership of any of the Intercon Intellectual Properties;

(xi)	to the knowledge of the Vendor, no third party has interfered with, infringed upon or misappropriated any of the Intercon Intellectual Properties;

(xii)	none of the Intercon Intellectual Properties is subject to any outstanding injunction, judgment, order, decree or ruling;

(xiii)
except as specifically identified in Exhibit "C" to the Vendor Disclosure Schedule, none of the Intercon Entities nor the Vendor has granted any right or interest in any of the Intercon Intellectual Properties to any Person and the Intercon Entities have the exclusive right to use the Intercon Intellectual Properties on a royalty-free basis;

(xiv)
the consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any of the Intercon Intellectual Properties and will not constitute a breach or default or otherwise give any other party a right to terminate or consent with respect to any Contract regarding the Intercon Intellectual Properties;

(xv)
to the knowledge of the Vendor, each product (including but not limited to software applications and systems and components thereof) sold or licensed or service offered or provided by any Intercon Entity for commercial distribution or that is in current commercial distribution does not contain any errors of such a nature as could materially disrupt its operation;

(xvi)
each Intercon Entity has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of the Intercon Intellectual Properties including requiring all current and former employees and consultants of any Intercon Entity involved in any respect in the development, invention, creation or construction of any of the products or services offered by any Intercon Entity to be party to written agreements with the applicable Intercon Entity providing for the protection of confidential information and the assignment to the applicable Intercon Entity of inventions and of authorship rights;

(xvii)
to the knowledge of the Vendor, no employee, Specified Independent Contractor & Consultant or agent of any Intercon Entity is in default or breach of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or Contract governing the protection, ownership, development, use or transfer of any of the Intercon Intellectual Properties;

(xviii)
the items of intellectual property licensed to or used by any Intercon Entity in the ordinary day-to-day conduct of its business (but which are not included as part of the Intercon Intellectual Properties including all off-the-shelf and shrinkwrap software development tools, library functions, compilers and similar third-party software that are necessary for the business of the Intercon Entities or that are necessary for use in the operation or modification of any of the Intercon Entities’ software) are duly licensed to and used by such Intercon Entity pursuant to a license or other grant of right (if not unrestricted freeware or open-source software not subject to royalty or charge), and each such license or grant is in good standing, fully paid-up, and will not be terminated or become subject to termination by reason of the consummation of the transactions contemplated hereby;

(xix)
unless specified in Exhibit "C" to the Vendor Disclosure Schedule, there are no intellectual property licenses or other permissions which the Vendor or any of its Subsidiaries has received from any third party related to the manufacture, use or sale of any Intercon Entity’s products or services (including but not limited to software applications and systems and components thereof); and

(xx)
all items forming a part of the Intercon Intellectual Properties are in good standing and all registrations/filings required to protect the same throughout the United States of America and all other areas where the same are used (or are intended to be used) have been properly made in a timely fashion and there are no licences, rights of use, registered user agreements or other Contracts now outstanding in respect of the Intercon Intellectual Properties;

(nn)
Information and Data Management Systems:   the information and data management systems being used by each Intercon Entity adequately meets its information needs and such systems provide accurate information to assist its management in prudent day-to-day decision making.  Each of the Intercon Entities has taken commercially reasonable measures in such manner as it considers reasonable:

(i)
with its employees permitted access to the system application programs and data files utilized by the information and data management systems of such Intercon Entity in order to protect the same against unauthorized access, use, copying, modification, theft and destruction; and

(ii)	to protect both the information and data management systems and data storage facilities of such Intercon Entity from both physical and on-line intrusions;

(oo)
Accounts Receivable:   all of the Accounts Receivable of each Intercon Entity have been bona fide created in the ordinary course of business and the provision for doubtful accounts established in connection therewith in the Financial Statements (2007) and in the Financial Statements (Interim), respectively, is reasonable, consistent with past practices and in accordance with GAAP; and without limiting the foregoing no amount has been reserved in respect of that certain account receivable due and recorded on the books of Intercon from Ingram Micro in the amount of approximately (Cdn.)$562,267 for  guarding services provided to Ingram Micro;

(pp)	Insurance:

(i)
except as disclosed in Exhibit "D" to the Vendor Disclosure Schedule, there are no claims of any nature or kind whatsoever now pending under any of the insurance policies presently held by the Intercon Entities, respectively, and none of the Intercon Entities has failed to present any claim thereunder in a timely fashion so as to preserve its rights thereunder; and no written notice or other indication regarding the cancellation or non-renewal of any of such policies or any premium increase of 25% or more with respect to any such policies has been received;

(ii)
Exhibit “D” to the Vendor Disclosure Schedule identifies all policies of fire, extended coverage, liability and all other kinds of insurance held by any Intercon Entity in connection with the conduct of the business and operations of any Intercon Entity (other than Employee Benefit Plans set forth on Exhibit “B” to the Vendor Disclosure Schedule), identifying as to each such policy the amount of coverage, carrier, applicable period such coverage is in force and deductibles;

(iii)
all policies set forth on Exhibit “D” to the Vendor Disclosure Schedule are maintained with solvent and reputable insurance carriers and such policies are in full force and effect; and neither the Vendor nor any Intercon Entity has received any notice in the past five (5) years that any issuer of such policy has filed for protection under applicable bankruptcy Laws or is otherwise in the process of liquidating or has been liquidated;

(iv)
all premiums and other amounts due and payable in respect of all insurance policies held by the Intercon Entities, respectively, have been timely paid and no Intercon Entity is in default with respect to any other of its obligations under any of such insurance policies;

(v)
each Intercon Entity maintains the type and amount of insurance that is adequate in coverage and amount to insure fully against the risks to which such Intercon Entity and its employees, business and Assets would reasonably be expected to be exposed in the operation of such Intercon Entity’s business, and at no time since April 1, 2005 has any Intercon Entity been refused or denied insurance with respect to any of its employees, business and Assets, or had its coverage limited, by any insurance carrier to which it applied for coverage or that had provided coverage to such Intercon Entity;

(vi)
none of the rights of any Intercon Entity under the policies set forth on Exhibit "D" to the Vendor Disclosure Schedule will be affected by the consummation of the transactions contemplated by this Agreement; and

(vii)
no Intercon Entity has experienced any gaps in insurance coverage at any time and the payment of claims by any insurer under the policies set forth on Exhibit "D" to the Vendor Disclosure Schedule has neither exhausted the limits of liability set forth in any such policy nor effectively caused a material reduction in the coverage available to the applicable Intercon Entity thereunder;

(qq)	Taxes:

(i)
except for those Taxes being contested in good faith which are specifically disclosed in Subsection 4.1(qq) of the Vendor Disclosure Schedule, each of the Intercon Entities has paid in full, within the prescribed time limits, to all Authorities having jurisdiction over it and its business all Taxes and amounts which are currently due and payable to such Authorities in respect of any and all matters and things whatsoever and, in the case of any Taxes which are not payable by an Intercon Entity as at the Closing Date but which will become payable after the Closing Date in respect of a period which commenced prior to the Closing Date, accruals therefor will be made in conformity with GAAP in its books and records;

(ii)
each of the Intercon Entities will have properly filed within the prescribed time limits all Tax Returns required to have been filed by it at any time prior to the Closing Date in respect of all of the Taxes and other items referred to in this Subsection 4.1(qq) and all such Tax Returns are true, correct and complete; and there are not now outstanding any Legal Proceedings relating to any of such Tax Returns and, except to the extent reserved (in conformity with GAAP) against in the Financial Statements (Interim), no further reserves are required to be established under GAAP in respect of any of such Taxes and other items;

(iii)
the Vendor has made available to the Purchaser complete and accurate copies of all Tax Returns which were required to be filed by each of the Intercon Entities in respect of each of its fiscal years which ended at any time during the three-year period which commenced on April 1, 2004 and ended on March 31, 2007 with all Authorities having jurisdiction over it and its business;

(iv)
each of the Intercon Entities has duly and timely withheld and collected all Taxes required by applicable Law to be withheld or collected by it and has duly and timely remitted to the appropriate Authority all such Taxes as and when required by applicable Law;

(v)
no Intercon Entity is currently the beneficiary of any extension of time within which to file any Tax Return, other than extensions to which an Intercon Entity is entitled under applicable Law without the consent of the relevant Authority.  No Intercon Entity currently has in effect any waiver of a statute of limitations in respect of Taxes or any agreement to an extension of time with respect to a Tax assessment or deficiency, nor has requested in writing any such extension or waiver, which request is still outstanding;

(vi)
there are no presently on-going audits, assessments, claims or other actions for or relating to any liability in respect of Taxes and none of the Intercon Entities has received any written notice from any Authority threatening or advising of the making of any audits, assessments, claims or other actions for or relating to any liability in respect of Taxes;

(vii)	no claim has been made by an Authority in any jurisdiction in which an Intercon Entity does not file Tax Returns that such Intercon Entity is or may be liable for Taxes in such jurisdiction;

(viii)	no Intercon Entity has been a “distributing corporation” or a “controlled corporation” in any distribution that the parties to which treated as satisfying the requirements of Section 355 of the Code;

(ix)	no Intercon Entity is a party to any Tax allocation or sharing agreement (including any agreement contemplated by section 191.3 of the Tax Act);

(x)
no Intercon Entity has agreed or is required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of:

(A)	any adjustment by reason of a change in accounting method or otherwise under Section 481(a) of the Code (or an analogous provision of Law);

(B)	any inter-company transaction or excess loss account described in the Treasury Regulations under Code Section 1502 (or an analogous provision of Law);

(C)	any Tax election made or caused to be made by the Vendor or the Intercon Entities on or prior to the Closing Date;

(D)	any instalment sale or open transaction; or

(E)	any prepaid amount received or paid;

(xi)	the Vendor is not a non-resident of Canada for purposes of the Tax Act;

(xii)	the Vendor has, at all relevant times, been and is a taxable Canadian corporation within the meaning of subsection 89(1) of the Tax Act;

(xiii)
none of sections 78, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Laws of any other jurisdiction, have applied or will apply to the Intercon Entities at any time on or before the Closing Date;

(xiv)
no Intercon Entity has acquired property from a non-arm’s length Person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property, including, but not limited to, in circumstances which could subject it to a liability under section 160 of the Tax Act;

(xv)	no Intercon Entity has received any requirement pursuant to section 224 of the Tax Act which remains unsatisfied in any respect;

(xvi)
no circumstances exist and no transaction or event or series of transactions or events has occurred prior to the Closing Date which has resulted or could result in a material liability for Taxes to any Intercon Entity, either before, on or after the Closing Date, under section 17 of the Tax Act;

(xvii)
for all transactions between Intercon and another Intercon Entity or other Affiliate that is a non-resident of Canada for purposes of the Tax Act during a taxation year commencing after 1998 and ending on or before the Closing Date, Intercon has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act in all material respects; and

(xviii)	Intercon is duly registered under Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and the registration number is 10250 3729 RT0001;

(rr)
Bank Accounts and Safety Deposit Boxes:   Exhibit "E" to the Vendor Disclosure Schedule sets forth in respect of each Intercon Entity a list of the name and address of each bank and other institution with which it has an account or safety deposit box (and the details of all such accounts and safety deposit box(es)) and the names of all Persons authorized to draw thereon or to have access thereto;

(ss)	No Questionable Payments: as to each Intercon Entity:

(i)	it has maintained true, correct and complete books and records in full compliance with the United States Foreign Corrupt Practices Act of 1977, as amended; and

(ii)	none of its employees, directors, officers, representatives, agents or consultants (when acting in such capacity or otherwise on behalf of such Intercon Entity):

(A)	has used or is using any funds of any Intercon Entity for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity;

(B)	has used or is using any funds of any Intercon Entity for any direct or indirect unlawful payments to any foreign or domestic government officials or employees;

(C)	has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, as amended;

(D)	has established or maintained, or is maintaining, any unlawful or unrecorded fund of monies or other properties of any Intercon Entity; or

(E)	has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature using funds of any Intercon Entity or otherwise on behalf any Intercon Entity;

(tt)
Export Control Laws:  each Intercon Entity has conducted its export transactions in accordance with applicable provisions of all applicable Canadian and United States foreign export control laws and regulations (including the Export Administration Act and the regulations thereunder); and, without limiting the foregoing:

(i)	each Intercon Entity has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States and Canada;

(ii)	each Intercon Entity is in compliance with the terms of all applicable export licenses or other approvals;

(iii)	there are no pending or, to the knowledge of the Vendor, threatened claims against any Intercon Entity with respect to such export licenses or other approvals; and

(iv)
to the knowledge of the Vendor, there are no actions, conditions or circumstances pertaining to the export transactions of any Intercon Entity that would reasonably be expected to give rise to any future claims;

(uu)	Government Contracts:

(i)
with respect to: (1) every bid, proposal, order or other Contract for the sale, lease, license, or transfer of goods, services, intellectual property, material or labour hours between any Intercon Entity and any Authority; (2) subcontracts relating to such agreements between an Authority and a customer of any Intercon Entity; and (3) Contracts authorizing any Intercon Entity to purchase products or services listed on a General Services Administration Schedule of a third party for resale to an Authority (collectively “Government Contracts”):

(A)	such Intercon Entity has complied with the terms and conditions and all requirements of all applicable Laws or agreements pertaining to such Government Contracts;

(B)
all representations and certifications set forth or pertaining to such Government Contracts were complete, current and accurate as of their respective dates, and such Intercon Entity has complied with all such representations and certifications;

(C)
no Authority nor any prime contractor, subcontractor or employee, officer, agent or representative thereof has notified such Intercon Entity that such Intercon Entity has breached or violated any applicable Law pertaining to a Government Contract;

(D)
no termination for convenience, termination for default, cure notice, show cause notice, or subpoena is currently in effect pertaining to a Government Contract, and no event, condition, or omission has occurred or exists that would constitute grounds for such actions;

(E)
no cost incurred, proposal submitted, representation or certification made, or invoice or claim submitted by such Intercon Entity pertaining to a Government Contract is the subject of an audit or investigation, or has been disallowed or otherwise challenged by an Authority; and

(F)	no money or credit due to such Intercon Entity pertaining to a Government Contract has been withheld or set off;

(ii)	no Intercon Entity or any of its employees, directors or officers is (or at any time since April 1, 2003 has been):

(A)	under administrative, civil or criminal investigation, indictment or information, or subject to any audit or investigation, with respect to a Government Contract;

(B)	suspended, debarred or otherwise disqualified from doing business with an Authority; or

(C)	the subject of a finding of non-responsibility or ineligibility for a Government Contract,

in each case with respect to a Government Contract entered into or bid upon by an Intercon Entity;

(iii)
to the knowledge of Vendor, but without making any external inquiry, no representatives, agents or consultants of any Intercon Entity, acting in such capacity and within the scope of his, her or its engagement, as the case may be, is (or at any time since April 1, 2003 has been):

(A)	under administrative, civil or criminal investigation, indictment, or information, or subject to any audit or investigation, with respect to a Government Contract;

(B)	suspended, debarred or otherwise disqualified from doing business with an Authority; or

(C)	the subject of a finding of non-responsibility or ineligibility for a Government Contract,

in each case with respect to a Government Contract entered into or bid upon by an Intercon Entity;

(iv)
except as disclosed in subsection 4.1(uu) of the Vendor Disclosure Schedule, at no time since April 1, 2003 has any Intercon Entity conducted or initiated any internal audit or investigation or had any reason to conduct, initiate or report any internal audit or investigation, or made a voluntary disclosure with respect to any alleged irregularity, misstatement, or omission arising under or relating to a Government Contract entered into or bid upon by an Intercon Entity; and

(v)	there exist no:

(A)
outstanding claims against any Intercon Entity by an Authority, a prime contractor, subcontractor, vendor or other third party (including a relator under the False Claims Act (31 U.S.C. § 3729-3733)), arising from or relating to a Government Contract; or

(B)	material disputes between any Intercon Entity and an Authority or prime contractor, subcontractor, vendor or other third party arising under or relating to a Government Contract;

(vv)	Intercon Security Inc. 401(k) Savings Plan and Trust:

(i)
the Intercon Security Inc. 401(k) Savings Plan and Trust (the "IS-401(k) Plan") pertained to the employees at the Chicago office of Intercon which was sold and closed down on or about January 19, 2004, which employees were transferred to, and became employed by, BLW, Inc. at or about that time;

(ii)
Form 5500's were filed by the Principal Group in respect of the IS-401(k) Plan for the 2002, 2003 and 2004 calendar years and the IS-401(k) Plan was terminated on December 31, 2004 but the Form 5500 pertaining to the 2005 calendar year was not received by the appropriate Authority; and

(iii)
the plans respectively known as the "Intercon, LLC 401(k) Plan" and the "Intercon, Inc. Employee Stock Ownership and Savings Plan" are not plans which were ever maintained by the Vendor or any of its Affiliates or in which the Vendor or any of its Affiliates ever had an interest or other involvement; and

(ww)
Full Disclosure:  no representation or warranty in this Article 4 or in any document delivered by the Vendor or any Intercon Entity pursuant to the transactions contemplated by this Agreement, and no statement, list, certificate or instrument furnished to the Purchaser pursuant hereto or in connection with this Agreement or the transactions contemplated by this Agreement, contains any untrue statement of a material fact or omits to state any fact necessary to make any statement herein or therein not materially misleading.

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES - PURCHASER & GUARANTOR

5.1       Representations and Warranties.   The Purchaser hereby represents and warrants to the Vendor as follows (all of which representations and warranties are being given, and are applicable and with effect, as at the Time of Closing) and the Purchaser hereby acknowledges that the Vendor is relying on such representations and warranties in connection with its entering into this Agreement and completing the transactions herein provided for:

(a)
Subsistence of Purchaser and Guarantor:   each of the Purchaser and the Guarantor is a subsisting corporation duly and validly incorporated, and in good standing, under the Laws of its jurisdiction of incorporation (being, in the case of the Purchaser, the Province of Ontario and, in the case of the Guarantor, Luxembourg);

(b)
No Legal Proceedings or Judgments:   no awards, decrees, executions, judgments or orders are outstanding against, and no Legal Proceedings have been instituted or are pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or the Guarantor which could:

(i)	invalidate, nullify, prevent, prohibit or restrain, in whole or in part, the transaction provided for in this Agreement;

(ii)	adversely affect the business, financial condition and Assets of either the Purchaser or the Guarantor; or

(iii)
affect the right of the Purchaser or the Guarantor to enter into those of the Transaction Documents as to which it is a party and to observe and perform each and all of its obligations arising thereunder;

(c)	Authority of Purchaser & Guarantor to Execute Transaction Documents:

(i)
each of the Purchaser and the Guarantor has all necessary corporate power and authority as is required by all Laws applicable to it to enable it to enter into, execute and deliver all those Transaction Documents to which it is a party and to observe and perform all of the terms, conditions and provisions thereof which are required to be observed and performed by it and such entering into, execution, delivery, observance and performance has been validly authorized by all necessary corporate action; and

(ii)	the entering into, execution, delivery, observance and performance by each of the Purchaser and the Guarantor of those Transaction Documents to which it is a party does not either:

(A)
constitute a breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a breach of, or a default under), its Corporate Documents, any material Contract to which it is a party or any Laws applicable to it; or

(B)
require the obtainment of any consents or other authorizations or the making of any filings or the giving of any notices, pursuant to any Contract to which it is a party or any Laws applicable to it other than those which will have been obtained, made or given by it at or prior to the Time of Closing;

(d)	No Bankruptcy Event - Purchaser and Guarantor: neither the Purchaser nor the Guarantor is subject to any presently continuing or outstanding Bankruptcy Event;

(e)
Enforceability of Transaction Documents:   subject to limitations regarding enforcement under or in connection with Laws affecting creditors' rights generally (including bankruptcy, insolvency, moratorium, reorganization and other similar Laws) and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought, each of the Transaction Documents to which the Purchaser or the Guarantor is a party, once executed and delivered by it, shall constitute valid and binding obligations of it enforceable in accordance with the terms thereof;

(f)	Ownership of Purchaser: the Purchaser is a wholly-owned indirect Subsidiary of the Guarantor;

(g)
Investment Representation:   the Purchaser is acquiring the Purchased Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and the Purchaser has no present or contemplated Contract providing for the disposition thereof;

(h)
Financial Capacity of Guarantor:   the Guarantor has the financial capacity to perform all of its obligations under this Agreement (including its obligations under its guarantee contained in Section 3.7); and

(i)	Inspections and No Representations as to Future Financial Performance: each of the Purchaser and the Guarantor:

(i)	is an informed and sophisticated purchaser and has engaged expert advisors experienced in the evaluation and purchase of companies such as the Intercon Entities as contemplated hereunder;

(ii)
has undertaken such investigations and has been provided with and has evaluated all such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement; and

(iii)
acknowledges that neither the Vendor nor any Person for and on behalf of the Vendor has made any representation or warranty with respect to either the future business and operations of any of the Intercon Entities or any projections, estimates or budgets delivered to or made available to the Purchaser or any of its Affiliates or advisors insofar and to the extent that the same pertain to the future revenues, the future results of operations, the future earnings, the future cash flow or the future financial condition or performance (or any component of the foregoing) of the Intercon Entities or any of them.

ARTICLE 6 - TAX AND BENEFIT MATTERS

6.1       Cooperation on Tax Matters.   Subject to Section 6.5, each of the parties hereto shall, and shall cause the Intercon Entities to, provide to the others of them all such cooperation, copies and information, as and to the extent reasonably requested, in connection with each of the following as related to the Intercon Entities:

(a)	the filing of any Tax Return, payment of Tax, or claim for Tax refund (including all related forms, elections, etc.) that relates to a Pre-Closing Period or Post-Closing Period;

(b)	determining liability for Taxes or a right to a refund of Taxes that relates to a Pre-Closing Period or Post-Closing Period; and

(c)	conducting any audit, litigation or other proceeding with respect to Taxes that relates to a Pre-Closing Period or Post-Closing Period.

6.2       Preparation of Tax Returns.

(a)
The Vendor shall, at its own expense, cause to be prepared all Tax Returns of the Intercon Entities that are required to be filed after the Closing Date for any Pre-Closing Period that ends on or prior to the Closing Date and all such Tax Returns shall be prepared in a manner consistent with past practices, except to the extent otherwise required by applicable Laws.  Subject to Subsection 6.2(c), the parties hereto shall cause each of the Intercon Entities to duly and timely file each of such Tax Returns in the form provided by the Vendor.

(b)
The Purchaser shall cause each of the Intercon Entities to prepare and duly and timely file, or cause to be duly and timely filed, all Tax Returns of the Intercon Entities for any Straddle Period at the expense of the Intercon Entities and all such Tax Returns shall be prepared in a manner consistent with past practices, except to the extent otherwise required by applicable Laws.

(c)
The party hereto responsible for the preparation of a Tax Return referenced in Subsection 6.2(a) or Subsection 6.2(b) (the “Preparer”) shall provide to the other party hereto (the “Reviewer”), at least 30 days prior to the applicable deadline for filing such Tax Return, a copy of such Tax Return for the Reviewer’s review and comment.  The Reviewer shall have the period of 15 days following its receipt of such Tax Return to provide the Preparer with a statement of any disputed items with respect to such Tax Return.  If the disputed items are not resolved by the Preparer and the Reviewer within 15 days following the Reviewer’s submission of its statement of disputed items, the matter shall be submitted to a firm of certified public accountants (in the case of any dispute involving U.S. tax matters) or a firm of chartered accountants (in the case of any dispute involving Canadian tax matters), as applicable, to resolve such disputed items in accordance with the procedures outlined in Paragraph 3.6(c)(ii), mutatis mutandis, including with respect to costs.  For clarification, if the Purchaser files or causes to be filed an amended Tax Return that is in respect of, or affects, any Taxes for which the Purchaser will seek indemnification from the Vendor, the Purchaser shall provide such Tax Return(s) to the Vendor for review in the manner prescribed by this Subsection 6.2(c).

6.3       Tax Refunds for Pre-Closing Periods.  The parties hereto agree that any refunds of Taxes received by the Intercon Entities at any time in respect of any Taxes paid by the Intercon Entities which are attributable to any Pre-Closing Period (other than any such refund that was included in the calculation of the Working Capital Amount of either Intercon or BLW, Inc. in accordance with the applicable provisions of Article 3 in order to make the adjustments contemplated in Sections 3.3 and 3.5) shall be solely for the account of the Vendor and, upon receipt of any such refund of Taxes by an Intercon Entity, the Purchaser shall cause such Intercon Entity to pay over to the Vendor 100% of the total amount of such refund of Taxes (net only of any income Taxes that, in accordance with applicable Laws, are required to be paid by the such Intercon Entity on such refund of Taxes) within 15 days following the receipt thereof by such Intercon Entity; provided that, there shall be excluded from the scope of this Section 6.3 all tax refunds attributable to the VAR Payments referred to in Subsection 3.8(c).

6.4       Allocation of Tax Liability.

(a)
The Vendor shall pay or cause to be paid when due and payable all Taxes of each of the Intercon Entities, to the extent allocable to any Pre-Closing Period (including any pre-Effective Time portion of a Straddle Period) in excess of any such Tax amounts specifically included in the computation of the Working Capital Amount of either Intercon or BLW, Inc. in accordance with the applicable provisions of Article 3 and the Purchaser shall so pay or cause to be paid such Taxes for any Post-Closing Period (including any post-Effective Time portion of a Straddle Period).

(b)
For the purpose of allocating Taxes in respect of a Straddle Period between the pre-Effective Time portion and post-Effective Time portion of such Straddle Period, the Tax liabilities of the Intercon Entities shall be determined as follows:

(i)	the amount of any Taxes which are:

(A)	based on or measured by income or receipts of the Intercon Entities (such as, for example, but not limited to, income taxes); or

(B)	based on transactions, occurrences or events (such as, for example, but not limited to, land transfer taxes payable on the purchase or sale of real property, sales and use taxes and payroll taxes)

shall be apportioned between the Pre-Closing Period and the Post-Closing Period based on an interim closing of the books as of the close of business as at the Effective Time;

(ii)
the amount of any Taxes of the Intercon Entities that are not reasonably apportioned based on an interim closing of the books but rather are applicable to a period of time (such as, for example, but not limited to, municipal property (or occupancy) taxes on real property and premiums paid under government health care programs) shall be apportioned to the Pre-Closing Period by multiplying the amount of such Taxes for the entire period by a fraction, the numerator of which is the number of days in such period ending on the Effective Date and the denominator of which is the total number of days in the entire period, and the balance of any such Taxes shall be apportioned to the Post-Closing Period;

(iii)
the liability and deduction for franchise taxes based on income or gross receipts shall be determined on the basis of the period during which such income or gross receipts were earned and without regard to the period for which any privilege to exercise such franchise is granted; and

(iv)
notwithstanding anything in this Section 6.4(b) to the contrary, the amount of any Taxes related to transactions, occurrences or events occurring after the Effective Time and before the Time of Closing that are outside of the ordinary course of business of the Intercon Entities (and are not Pre-Closing Matters) shall be apportioned to the Pre-Closing Period (examples include Taxes related to the transfer of the Excluded Assets and Taxes related to the payment of the FS Loan Amount).

(c)
The Purchaser shall pay to the Vendor an amount equal to the VAR Tax Benefit, if any, actually realized for any Post-Closing Period by the Purchaser, any Subsidiary of the Purchaser or any consolidated, unitary or affiliated group of which any such entity is a member.  Such payment shall be due five (5) Business Days after the date on which the Purchaser (or any Subsidiary of the Purchaser or any consolidated, unitary or affiliated group of which any such entity is a member) filed an annual (or part-year, in the case of a short tax year) federal, provincial or state income Tax Return with respect to the period for which the VAR Tax Benefit is actually realized.  “VAR Tax Benefit” means any reduction in U.S. and Canadian federal, provincial or state income Taxes of the Purchaser, any Subsidiary of the Purchaser or any consolidated, unitary or affiliated group of which any such entity is a member arising as a result of the payment of the VAR Payments.

6.5       Control of Pre-Closing Period Tax Audits.

(a)
The Vendor shall, subject to Subsection 6.2(c) and Subsection 6.5(c), control the conduct (including the granting of any extension or waiver of a statute of limitations) of any Tax audit, assessment or examination (a “Tax Claim”) for Taxes relating to periods covered by Tax Returns described in Subsection 6.2(a) (whether or not a claim for indemnification has been made).

(b)
The parties hereto agree that all costs and expenses related to the matters specified in Subsection 6.5(a) shall be paid in full by the Vendor (provided that, there shall not be any charge for the services of any employees of the Purchaser and the Intercon Entities who are involved in dealing with such matters).

(c)
For any Tax Claim relating to Taxes for Straddle Periods, the Vendor or the Purchaser, as the case may be, shall have the right to participate in any such Tax Claim to the extent that such Tax Claim may affect Taxes for which such party is or may be liable under this Agreement.  Without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld, no indemnified party (or any of its Affiliates) shall agree or consent to compromise or settle, either administratively or after the commencement of any such Tax Claim, or otherwise agree or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement may affect Taxes for which the indemnifying  party is liable under this Agreement.

(d)	If a notice or other communication is received by an Intercon Entity or the Purchaser of either:

(i)	a proposed Tax audit or examination of an Intercon Entity in respect of any Pre-Closing Period; or

(ii)	the assessment of any Taxes against an Intercon Entity for any Pre-Closing Period,

such notice or other communication (any such notice or other communication being referred to in this Section 6.5 as a "Tax Notice") shall be forthwith provided to the Vendor in accordance with the requirements of Section 15.2; provided that the failure to provide a Tax Notice or delay in providing the Tax Notice to the Vendor will not relieve the Vendor of the Vendor’s obligations pursuant to Section 6.4 or Article 13, except to the extent that the Vendor is materially prejudiced as a result thereof.

(e)
The Vendor shall not settle or otherwise compromise a Tax Claim without the Purchaser’s prior written consent (which consent shall not be unreasonably withheld).  The Vendor shall keep the Purchaser informed as to the status of such proceedings (including by providing copies of all notices received from and sent to the relevant Authority) and the Purchaser shall have the right to attend (and, to the extent that the resolution of such Tax Claim could materially adversely affect the liability of the Purchaser or any Intercon Entity for Taxes for which it is not indemnified pursuant to Section 13.1, participate in), using counsel of its own choosing and at its own expense, all proceedings (including meetings and conference calls) relating to any Tax Claim.

6.6       Post Closing Tax Matters.   The Vendor acknowledges that it understands that the intention of the Purchaser, following the acquisition by the Purchaser of the Purchased Shares, is to:

(a)	cause the winding-up of Newco 1 pursuant to subsection 88(1) of the Tax Act;

(b)	amalgamate the Purchaser with Intercon; and

(c)
take such other steps as may be required or advisable such that the “cost amounts” (as defined in the Tax Act) to the entity formed on the amalgamation of the shares of FirstService (USA) Security Holdings, Inc. and Newco 2, respectively, will be determined in accordance with subsection 87(11) of the Tax Act, including an addition to such cost amounts determined under paragraphs 87(11)(b) and 88(1)(d) of the Tax Act.

To assist in ensuring that the interests in such shares do not constitute “ineligible property” within the meaning of paragraph 88(1)(c) of the Tax Act, the Vendor represents and covenants that, except as otherwise provided for in this Agreement:

(d)
the Vendor and any Person with whom the Vendor does not deal at arm’s length (within the meaning of the Tax Act) (a “Restricted Person”) will not, without the prior written consent of the Purchaser, as part of the series of transactions or events that includes the acquisition by the Purchaser of Intercon (the “Acquisition Series”), acquire any shares of the capital stock of Tyco International, Ltd., any debt of Tyco International, Ltd., or any other security of Tyco International, Ltd. or its Affiliates or any Substituted Property; provided that, such prohibition on the Vendor and each Restricted Person acquiring any debt of Tyco International, Ltd. or its Affiliates shall not extend to any debt that may arise in connection with (or otherwise in relation to) the transactions provided for in this Agreement between the Vendor and Restricted Persons, on the one hand, and Tyco International, Ltd. or any of its Affiliates, on the other hand;

(e)
the Vendor and any Restricted Person will not own, after the Closing Date, any shares of the capital stock of Tyco International, Ltd., any debt of Tyco International, Ltd., or any other security of Tyco International, Ltd. or its Affiliates or any Substituted Property that was acquired prior to such time as part of the Acquisition Series; and

(f)	the Vendor will use all reasonable efforts to ensure that:

(i)
any corporation, partnership or trust in which the Vendor or any Restricted Person is, at any time during the course of the Acquisition Series and after the Closing Date, a “specified shareholder” (for the purposes of subparagraph 88(1)(c)(vi) of the Tax Act); and

(ii)
any corporation, partnership or trust in which the Vendor or any Restricted Person would be, at any time during the course of the Acquisition Series and after the Closing Date, a “specified shareholder” (for the purposes of subparagraph 88(1)(c)(vi) of the Tax Act) if all the shares, partnership interests and trust interests of such corporation, partnership or trust, respectively, then owned by the Vendor or any Restricted Person who acquired such shares or interests as part of the Series that were owned at that time by the Vendor or any Restricted Person, will not, without the prior written consent of the Purchaser, as part of the Acquisition Series, acquire after the Closing Date any shares of the capital stock of Tyco International, Ltd., any debt of Tyco International, Ltd. or any other security of Tyco International, Ltd. or any of its Affiliates or any Substituted Property.

6.7       Termination of Certain Plans.   With respect to any frozen or otherwise inactive United States Employee Benefit Plan that is a defined contribution plan under Section 401(k) of the Code ("401(k) Plan"), the Vendor shall authorize each of the Intercon Entities having any such 401(k) Plan to terminate any such 401(k) Plan via board resolution, effective on the day immediately preceding the Effective Date; and a copy of such board resolution terminating any such 401(k) Plan shall be provided to the Purchaser at the Time of Closing.

ARTICLE 7 - COVENANTS OF THE PARTIES

7.1       Conduct of Business by the Intercon Entities.   Subject to applicable Law and except to the extent that the Purchaser shall otherwise consent in writing, the Vendor covenants with the Purchaser that, continuously throughout the Interim Period, the Vendor shall cause each Intercon Entity to:

(a)	carry on its activities in the ordinary course of business (including the making of the capital expenditures set forth on Schedule "H" annexed hereto);

(b)	pay its debts and Taxes when due and pay or perform all of its other obligations when due; and

(c)
to the extent consistent with such business, use its best efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Intercon Entities throughout the Interim Period.  The Vendor shall promptly notify the Purchaser of any event, occurrence or emergency not in the ordinary course of business of any Intercon Entity, and any material event involving any Intercon Entity.  Subject to applicable Law, without limiting the generality of the foregoing and except to the extent disclosed in Exhibit "F" to the Vendor Disclosure Schedule, the Vendor covenants with the Purchaser that, during the Interim Period, no Intercon Entity shall, without the Purchaser’s prior written consent:

(d)	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(e)
purchase, redeem or otherwise acquire any shares of its capital stock or any other securities, or any rights, warrants or options to acquire any such shares or other securities, except for the purchase of shares of the Intercon Entities held by any Person other than an Intercon Entity;

(f)
issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities; provided that, nothing in this Section 7.1 shall prohibit encumbrances consisting of Permitted Encumbrances and FS Lender Encumbrances incurred in the ordinary course of business consistent with past practice;

(g)	amend its Corporate Documents (other than in accordance with Section 7.10);

(h)	acquire or agree to acquire:

(i)
by merging, amalgamating or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or

(ii)	any assets that are material, individually or in the aggregate, to any Intercon Entity, except purchases in the ordinary course of business consistent with past practice;

(i)
sell, lease, license, mortgage or otherwise subject to any Encumbrance or otherwise dispose of any of its Assets which are material, individually or in the aggregate, to any Intercon Entity, except for Permitted Encumbrances and FS Lender Encumbrances in the ordinary course of business consistent with past practice;

(j)	other than in the ordinary course of business:

(i)
sell, license or transfer to any Person any rights to any of the Intercon Intellectual Properties or enter into any agreement with respect to any of the Intercon Intellectual Properties with any Person or with respect to any intellectual property of any Person;

(ii)	buy or license any intellectual property or enter into any agreement with respect to the intellectual property of any Person;

(iii)	enter into any agreement with respect to the development of any intellectual property with a third party; or

(iv)
change pricing or royalties charged by any Intercon Entity to its customers or licensees, or the pricing or royalties set or charged by Persons who have licensed intellectual property to any Intercon Entity;

(k)
incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, or guarantee any debt securities of another Person, except for borrowings in the ordinary course of business under the FS Credit Facilities, the endorsement of cheques in the ordinary course of business and the extension of trade credit in the ordinary course of business;

(l)	make any loans, advances or capital contributions to, or investments in, any Person which is not an Intercon Entity;

(m)
except for the items currently contracted for by the Intercon Entities or included on Schedule "H" annexed hereto, make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $20,000 or, in the aggregate, are in excess of $100,000 as to any Intercon Entity alone or in excess of $250,000 as to all of the Intercon Entities combined;

(n)
pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued or contingent, asserted or unasserted), other than the payment, discharge or satisfaction, in the ordinary course of business or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the Financial Statements (Interim) or incurred in the ordinary course of business;

(o)
other than in the ordinary course of business, amend or terminate any Material Contract, or waive, release or assign any rights or claims, or enter into or amend any Contract pursuant to which any other party is granted marketing, distribution, development or similar rights of any type or scope with respect to any products or technology of any Intercon Entity;

(p)	enter into any strategic alliance or joint marketing arrangement or agreement;

(q)
except as required to comply with applicable Law, either: (i) adopt, enter into or amend any Employee Benefit Plan; or (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director or officer, or (except in the ordinary course of business consistent with past practice) any employee (other than any employee identified in the (Retention Agreement Memorandum), of any Intercon Entity;

(r)
hire or terminate (other than for cause) the employment of any employee with a base salary in excess of $60,000 per annum or contract worker or grant any severance or termination pay to any director, officer, employee, consultant or contract worker, except pursuant to one or more Retention Agreements;

(s)	enter into any employment contract, or pay or agree to pay any special bonus or special remuneration to any director, employee, consultant or contract worker, except either:

(i)	as listed in Exhibit “B” of the Vendor Disclosure Schedule; or

(ii)	pursuant to any one or more of the Retention Agreements;

(t)	make any change to its accounting policies or procedures or otherwise fail to comply with GAAP;

(u)
take any action to change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, agree or settle any claim or assessment in respect of Taxes, file any amended Tax Return, enter into any closing agreement relating to any Tax, surrender any right to claim a material Tax refund, or extend or waive the limitation period applicable to any claim or assessment in respect of Taxes;

(v)	authorize any of, or commit or agree to take any of, the foregoing actions; or

(w)
disclose any "Confidential Information” (as defined below in Subsection 11.1(b)) to third parties other than pursuant to pre-existing non-disclosure agreements obligating the recipient of such information to treat such information confidentially and not to use same other than for the agreed purposes.

For greater certainty, the Vendor shall not be required to obtain any consent of the Vendor to any declaration, setting aside or payment of any dividends on, or the making of any other cash distributions in respect of, the shares in the capital stock of any of the Intercon Entities provided that no such dividend or distribution shall be made if it adversely affects the ability of the affected Intercon Entity to continue to carry on its business operations in the ordinary course.

7.2       Public Announcements.   The parties hereto shall cooperate on the issuance or publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby; provided, however, that:

(a)
nothing herein shall prohibit any party hereto from issuing or causing publication of any such press release or public announcement to the extent that such party’s legal counsel reasonably determines such action to be required by Law or by the regulations of any Authority or stock exchange or market on which any capital stock of such party or any of its Affiliates is traded, in which case such party will, to the greatest extent practicable in light of the circumstances, use reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of its issuance; and

(b)	the parties hereto may disclose this Agreement and the transactions contemplated hereby on a "need-to-know" basis:

(i)	to third parties in connection with securing consents of such third parties;

(ii)	in connection with any permits, approvals, filings or consents required by Law to be obtained; and

(iii)	to their respective legal, accounting, corporate finance and other professional advisors as well as to their lenders, bankers, directors, officers and employees.

7.3       Non-Solicitation; Non-Negotiation.   Throughout the Interim Period, the Vendor shall not, and shall cause the Intercon Entities and the representatives, agents or employees acting on the Vendor's behalf and on behalf of the Intercon Entities not to, directly or indirectly, solicit, encourage, initiate, negotiate or discuss with any third party or permit the consummation of any acquisition proposal relating to or affecting:

(a)	any Intercon Entity or the Vendor in relation to any Intercon Entity; or

(b)	any direct or indirect interests in any Intercon Entity whether by exchange offer, purchase of assets or stock, business combination, amalgamation, merger or other transaction;

and the Vendor shall, and shall cause the Intercon Entities and the representatives, agents or employees acting on the Vendor's behalf and on behalf of the Intercon Entities to, immediately terminate any and all discussions related to the foregoing and the Vendor shall promptly advise the Purchaser in writing of the terms of any communications which the Vendor or any Intercon Entity may receive relating to any such acquisition proposal.

7.4       Continued Disclosure.   At any time prior to five (5) business days before the Closing Date, the Vendor shall promptly give written notice to the Purchaser and supplement the Vendor Disclosure Schedule with respect to any matter that, if existing or occurring at or prior to the Effective Time, would have been required to be set forth or described in the Vendor Disclosure Schedule or that is necessary to complete or correct any information in any representation or warranty contained in Article 4.  No disclosure by the Vendor pursuant to this Section 7.4, however, shall be deemed to amend the Vendor Disclosure Schedule as set forth as of the Agreement Date or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant arising by reason thereof nor shall it affect the Purchaser’s rights or remedies hereunder.

7.5       Contact with Customers and Suppliers.   Until the Time of Closing, the Purchaser (and all of its agents and Affiliates and any employees, directors or officers thereof) shall not contact or communicate with the employees, customers, suppliers and licensors of the Vendor or any Intercon Entity in connection with the transactions contemplated hereby unless it has received the prior written consent of the Vendor, which consent shall not be unreasonably withheld but may be conditioned in any reasonable manner.  Notwithstanding the foregoing but subject to applicable Law:

(a)
the Vendor shall cooperate with the Purchaser in arranging access prior to the Effective Time for the Purchaser with key customers, suppliers and team members as designated by the Purchaser for the purpose of facilitating relations following the Effective Time; and

(b)
the Vendor shall permit the Purchaser to have a representative of the Purchaser present at the Leased Business Premises during normal business hours throughout the Interim Period to observe and monitor the conduct and operations of the business of the Intercon Entities and, in connection therewith and for such purpose, the Vendor shall provide the Purchaser’s designated representative with access to the Leased Business Premises and to the employees of the Intercon Entities and shall otherwise cooperate with such representative to the extent necessary to enable the representative to adequately observe and monitor all material aspects of the conduct and operations of the business of the Intercon Entities.

7.6       Board Approval.   Neither the Board of Directors of the Vendor nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the Purchaser, the resolution of the Board of Directors of the Vendor approving this Agreement and authorizing the consummation of the transactions contemplated hereunder.

7.7       Non-interference.   Each of the parties to this Agreement covenants and agrees not to take any action that would:

(a)	adversely affect the ability of any party to this Agreement to obtain any consents required for the transactions contemplated hereby; or

(b)	adversely affect the ability of any party to perform such party’s respective covenants and agreements under this Agreement.

7.8       Pre-Closing Transactions.

(a)	As used herein:

(i)
"Pre-Closing Matters" means and includes the Pre-Closing Transactions together with any and all steps, acts, proceedings, tax filings, elections, agreements and other matters of any and every nature and kind whatsoever taken in connection with or in regard to the Pre-Closing Transactions and the implementation and completion thereof, in each case consistent with and in accordance with Schedule "G" annexed hereto to the extent therein dealt with, and, if the share purchase transaction provided for in Section 2.1 is not completed, all steps, acts, proceedings, tax filings, elections, agreements and other matters of any and every nature and kind whatsoever required to un-wind the Pre-Closing Transactions to the extent to which they had then been implemented; and

(ii)	"Pre-Closing Transactions" means all of the transactions described in Schedule "G" annexed hereto.

(b)
The Vendor shall use commercially reasonable efforts to complete, and shall cause the Intercon Entities to use commercially reasonable efforts to complete, the Pre-Closing Matters and, in connection therewith, the Vendor shall cooperate with the Purchaser in connection with the preparation of all documents pertaining to the Pre-Closing Matters, it being agreed that the Purchaser shall have the primary and principal responsibility for the preparation thereof and shall prepare (or shall cause to be prepared) the initial drafts thereof.

(c)	The parties hereto hereby further agree that:

(i)
all reasonable "out-of-pocket" costs, expenses and disbursements of any and every nature and kind whatsoever (including legal, tax and accounting costs, expenses and disbursements) incurred by the Vendor and the Intercon Entities in connection with the Pre-Closing Matters (collectively, the "Implementation Costs") shall be borne and paid for by the Purchaser and, if the share purchase transaction provided for in Section 2.1 of this Agreement is not completed for any reason or cause other than solely by reason of the default of the Vendor, the Implementation Costs shall also include all reasonable "out-of-pocket" costs, expenses and disbursements of any and every nature and kind whatsoever (including legal, tax and accounting costs, expenses and disbursements) incurred by the Vendor and the Intercon Entities, respectively, to un-wind the Pre-Closing Matters); and

(ii)
any and all Taxes which may be required to be paid by the Vendor and the Intercon Entities, respectively, which are in addition to the Taxes which otherwise would have been required to have been paid by them had none of the Pre-Closing Matters occurred shall be reimbursed to the Vendor by the Purchaser (together with any additional amount as is equal to the amount of the Taxes, if any, which would be required to be paid by the Vendor on any reimbursement so made to it by the Purchaser); provided that, if the share purchase transaction provided for in Section 2.1 of this Agreement is completed then, in the case of the Intercon Entities only, the additional Taxes hereinbefore referred to in this Paragraph 7.8(c)(ii) shall apply only to any such additional Taxes for all Pre-Closing Periods;

and, notwithstanding any other provision of this Agreement and any of the other Transaction Documents, the payment, reimbursement and other obligations of the Purchaser under this Subsection 7.8(c) shall survive any non-completion of the transaction provided for in this Agreement and termination of this Agreement (and, for clarity, the guarantee obligations of the Guarantor under Section 3.7 shall also continue to apply fully to such payment, reimbursement and other obligations of the Purchaser notwithstanding any such non-completion and termination).

(d)
The Vendor shall not, under any circumstances or for any reason or cause whatsoever, have any Liabilities (whether for indemnification of the Purchaser or any of the Intercon Entities under Article 13 or the payment of any Taxes at any time (whether prior to, on or after the Closing Date) or otherwise) arising out of or in relation to any of the Pre-Closing Matters; and, for greater clarity:

(i)	no action taken by the Vendor in connection with the implementation of the Pre-Closing Matters shall be deemed to be or constitute a breach of either:

(A)	any representation or warranty of the Vendor contained in this Agreement or in any of the other Transaction Documents; or

(B)	any covenant of the Vendor contained in this Agreement (including Section 7.1) or in any of the other Transaction Documents; and

(ii)	if:

(A)
any representation and warranty of the Vendor contained in this Agreement or in any of the other Transaction Documents is rendered untrue or incorrect as a result of any of the Pre-Closing Matters but only to the extent resulting from such Pre-Closing Matters; or

(B)
any covenant or obligation of the Vendor contained in this Agreement or in any of the other Transaction Documents is breached or not complied with as a result of any of the Pre-Closing Matters but only to the extent resulting from such Pre-Closing Matters;

the Vendor shall not, under any circumstances whatsoever, have any Liabilities (whether for indemnification of the Purchaser or any of the Intercon Entities under Article 13 or otherwise) arising out of or in relation to any such untruth, incorrectness, breach or non-compliance and the Purchaser shall have no right to not complete the transaction provided for in this Agreement by reason of any such untruth, incorrectness, breach or non-compliance.

(e)	There shall be excluded from the scope of the opinion of the Vendor's Legal Counsel required by Subsection 8.1(i) all matters related to the Pre-Closing Matters.

(f)
Under no circumstances whatsoever shall the Vendor have any Liability or obligation to obtain any of the approvals, consents and authorizations required by Paragraphs 8.1(e)(i) in relation to any of the Pre-Closing Matters.

7.9       Other Actions.   No party hereto shall take any action, except in every case as may be required by applicable Law, that would or is intended to result in:

(a)
any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue or any of such representations and warranties that are not so qualified becoming untrue;

(b)	any of the conditions set forth in this Agreement not being satisfied or in a violation of any provision of this Agreement; or

(c)
an adverse effect on the ability of any other party to obtain any of the consents or approvals required from any third party or Authority as a condition to the closing of the transactions provided for in this Agreement.

7.10     Amendments to Corporate Documents.   The Vendor shall cause such amendments to be made to the Corporate Documents of the applicable Intercon Entities as the Purchaser’s Legal Counsel shall reasonably deem necessary in order to remove any and all references to any shareholders’ agreements set forth therein and to replace the affected provisions of such Corporate Documents with customary provisions reasonably acceptable to Purchaser’s Legal Counsel.

7.11      Certain Filings.

(a)
The Purchaser and the Vendor shall make or cause to be made, as promptly as practicable after the Agreement Date (and, in any event, by no later than the 30th day following the Closing Date), all filings under any Competition Law that are necessary for the consummation of the transactions contemplated hereby, including:

(i)	filings of any required notification and report forms under the HSR Act with the United States Federal Trade Commission and the United States Department of Justice; and

(ii)	filings and notifications required under the Competition Act with the Canadian Competition Bureau.

(b)	The Purchaser and the Vendor shall use commercially reasonable efforts and cooperate fully and promptly with each other:

(i)	to respond at the earliest practicable date to any requests for additional information made by any Authority with respect to all filings required under applicable Competition Laws;

(ii)	to take all actions necessary to obtain any required consents or approvals of any Authority under applicable Competition Laws;

(iii)	to take all actions necessary to cause the waiting periods under any applicable Competition Laws to terminate or expire at the earliest possible date;

(iv)
to resist in good faith (including, at the Purchaser’s sole option: (A) seeking a declaratory judgment; or (B) defending any action or proceeding brought to restrain, restrict, enjoin, prohibit or delay consummation of the transactions contemplated by this Agreement), at each of their respective cost and expense, any assertion that the transactions contemplated hereby constitute a violation of or should be restrained under the Competition Laws; and

(v)	to eliminate every impediment under any Competition Law that may be asserted by any Authority so as to enable the closing to occur as soon as reasonably possible.

Notwithstanding the foregoing, nothing in this Agreement shall require that the Purchaser propose, accept, or agree to accept any undertaking or condition, any consent decree, consent agreement, any divestiture, any operational restriction, or any other action that, in the judgment of the Purchaser, could be expected to limit the right of the Purchaser or any of its Affiliates (including, for this purpose, the Intercon Entities) to own, use or operate in any way all or any portion of its or their respective businesses or Assets.

(c)
With regard to any Authority, neither the Vendor nor any of its Affiliates, without the Purchaser’s advance written consent, shall discuss or commit to any divestiture or consent decree, consent agreement, discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits the Purchaser’s freedom of action with respect to the Intercon Entities, the Purchaser’s ability to retain any of the businesses, product lines or Assets of the Intercon Entities or the Purchaser’s ability to receive the full benefits of this Agreement.

(d)
The Purchaser and the Vendor shall promptly inform each other of any material communication from any Authority regarding any of the transactions contemplated hereby and shall permit each other to review in advance any proposed communication to any Authority, subject to applicable Law and provided that the parties hereto shall not be required to provide to each other any documents or other materials related to a party’s valuation of the transactions.

(e)
The Purchaser and the Vendor shall consult with each other prior to any meetings, by telephone or in person, with the staff of any Authority regarding the transactions contemplated hereby, and each of the Purchaser and the Vendor shall have the right to have a representative present at any such meeting.

(f)
Each of the parties shall bear the costs and expenses of preparing its filings under any applicable Competition Law; provided, however, that all filing fees required under any Competition Law shall be paid by in equal shares by the Purchaser and the Vendor.

7.12      Flexible Spending Account Reimbursement.  The Purchaser and the Vendor agree, with respect to each flexible spending reimbursement account under any cafeteria plan qualifying under Section 125 of the Code that is sponsored by an Intercon Entity (a “FSR Account”), that the Vendor shall cause each such FSR Account that has a plan year that ends prior to the Effective Date to be terminated and no new personnel accepted from and after the Agreement Date for enrollment therein; and as to any other FSR Account, forthwith following the closing of such FSR Account for the plan year next ending after the Effective Date, a calculation shall be made of the aggregate amount balance of those participants in such FSR Account who were participants during such plan year at any time prior to the Effective Time (collectively, the "Pre-Closing Participants"); and:

(a)
if such aggregate amount balance is less than $0, the Vendor shall pay to the Purchaser that amount which is equal to the result obtained when the amount by which $0 exceeds such aggregate amount balance is multiplied by a fraction, the numerator of which is equal to the number of days comprising the period commencing on January 1, 2008 and ending on the Effective Date and the denominator of which is 365;

(b)	if such aggregate amount balance is equal to $0, neither the Vendor nor the Purchaser shall be required to make any payment to the other of them pursuant to this Section 7.12; or

(c)
if such aggregate amount balance is greater than $0, the Purchaser shall pay to the Vendor that amount which is equal to the result obtained when such aggregate amount balance (or the portion thereof refundable to BLW, Inc. (or any successor thereof), as the case may be, net of any Taxes required to be paid by BLW, Inc. in respect of such refund) is multiplied by a fraction, the numerator of which is equal to the number of days comprising the period commencing on January 1, 2008 and ending on the Effective Date and the denominator of which is 365.

For the purposes hereof, the “aggregate amount balance” of an FSR Account as at the time then being referred to shall be equal to the amount contributed to such FSR Account by or on behalf of the Pre-Closing Participants in such FSR Account in respect of the 2008 calendar year less the amount of reimbursable claims paid from such FSR Account for or in respect of the Pre-Closing Participants in such FSR Account in respect of the 2008 calendar year.

7.13      Termination of Certain Agreements.  The Vendor and the Intercon Entities shall adopt corporate resolutions, obtain any necessary consents and take all action necessary to terminate and settle, prior to the Closing Date (but effective as at the Effective Time) and in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), all Contracts, policies or agreements between the Vendor or the Intercon Entities and any Persons who are employees or directors or who otherwise provide services to the Intercon Entities that provide for future compensation payments that are subject to Code Section 409A including:

(a)	employment agreements for those individuals identified in the Retention Agreement Memorandum;

(b)	agreements providing for VAR Payments;

(c)	deferred compensation agreements or arrangements; and

(d)	stock options or stock appreciation rights.

Such resolutions, consents and terminations shall be in a form satisfactory to the Purchaser's Legal Counsel, acting reasonably.

7.14      Employee Transition and Management Retention Arrangements.

(a)
In order to provide additional incentives for certain key executives and key employees of the Intercon Entities, the Purchaser shall provide bonuses and other awards to key executives and key employees identified by the Purchaser.  Such bonuses and awards shall be in lieu of any change-in-control provisions or other similar provisions set forth in any employment agreement or other Contract currently in force for such key executives and key employees, as applicable.

(b)
Except for communication with the individuals identified in the Retention Agreement Memorandum, all communication by the Purchaser and its representatives with employees of the Intercon Entities on the matters referred to in Subsection 7.14(a) shall be subject to the prior written consent of the Vendor (which consent shall not be unreasonably withheld but may be conditioned in any reasonable manner).  Each Contract that memorializes any such retention arrangement or otherwise provides for the replacement, amendment or termination of any existing employment arrangement or other Contract providing benefits to any such individual, including with respect to value appreciation right (and other similar) payments, or for consulting services to be performed by any such individual following the termination of  employment, is referred to in this Agreement as a “Retention Agreement".  Provided that the Purchaser is acting in a fair and equitable manner, the Vendor shall not, and shall cause the Intercon Entities not to, endeavour to dissuade any employee of any Intercon Entity from accepting any Contract terms offered by the Purchaser, and the Vendor shall cooperate with the Purchaser upon the latter’s request in connection with the Purchaser’s formulation and presentation to employees of Contract terms.

7.15      BLW Contract Matters.  The Vendor shall cooperate with the Purchaser and use all commercially reasonable efforts to accomplish the actions set forth in that certain memorandum dated the Agreement Date from Bruce Ramo to the Vendor (Attn: Elias Mulamoottil) and captioned BLW Contract Matters (the “Contracts Memorandum”).

7.16      Good Standing of Innovative Security Solutions, Inc.  On or before May 1, 2008, the Vendor shall cause Innovative Security Solutions, Inc. to make any and all necessary filings and cause to be paid any and all necessary fees and other amounts required to return Innovative Security Solutions, Inc. to good standing in the States of Alabama and Texas.

7.17      Delivery of Financial Statement.  The Vendor shall deliver to the Purchaser, but only if, as and when the same shall have been prepared and approved for distribution, a copy of the annual financial statements of the Intercon Entities as at March 31, 2008 and for the fiscal year of the Intercon Entities then ended.  The Purchaser acknowledges that the Vendor makes no representation, warranty or other assurance as to when and if such financial statements shall be completed and whether or not such completion shall occur prior to the Time of Closing.

7.18      Disposition of Mutual Fund Units by BLW, Inc.  The Vendor shall cause BLW, Inc. to dispose of, by no later than May 15, 2008, those mutual funds and/or other assets held in the plans identified in Schedule "E", Subsection 4.1(l) of the Vendor Disclosure Schedule and, thereafter, to bonus out the proceeds arising from such disposition to those of the employees of BLW, Inc. who are entitled to be paid a share of such proceeds.

7.19      Filing of Form 5500.   The Vendor shall, promptly following the Closing Date, cause to be prepared and filed the Form 5500 pertaining to the 2005 calendar year (and for any other period for which a Form 5500 may be required to be filed) for the Intercon Security Inc. 401(k) Savings Plan and Trust that pertained to the employees at the Chicago office of Intercon which was sold and closed down on or about January 19, 2004.

ARTICLE 8 - CLOSING CONDITIONS AND DELIVERIES

8.1        Closing Conditions and Deliveries in favour of Purchaser.   The completion by the Purchaser of the transactions provided for in this Agreement is conditional upon each of the following conditions having been satisfied at the Time of Closing:

(a)	(i)
all of the representations and warranties of the Vendor contained in this Agreement and in the other Transaction Documents shall be true and correct as at the Time of Closing as if then made (subject to any interpretation which may be reasonably required and implicit if (but only if) the Effective Date pre-dates the Closing Date); and

(ii)
all of the covenants and obligations of the Vendor contained in this Agreement and in the other Transaction Documents which are to be complied with at or prior to the Time of Closing shall have been fully complied with;

and there shall have been delivered to the Purchaser a certificate of a senior officer of the Vendor confirming that all such representations and warranties are so true and correct and that all such covenants and obligations have been so complied with and that no event shall have occurred and no state of facts shall exist which constitute, or could reasonably be expected to result in, a Material Adverse Change;

(b)
there shall have been taken by the Vendor all such steps as may be required by the Purchaser's Legal Counsel, acting reasonably, so that all of the Purchased Shares are properly transferred to the Purchaser at the Time of Closing free and clear of any and all Encumbrances and, in connection therewith, the Vendor shall, at the Time of Closing, have caused transfers of all of the Purchased Shares to be recorded in the name of the Purchaser and the Vendor shall have delivered to the Purchaser the following:

(i)	share certificates representing all of the Purchased Shares (all of which certificates are to be marked "CANCELLED" and placed in the share certificate books of Intercon);

(ii)	a stock transfer power of attorney executed by the Vendor providing for the transfer to the Purchaser of all of the Purchased Shares;

(iii)	new share certificates representing the following:

(A)	150,000 Preferred Shares in the capital of Intercon registered in the name of the Purchaser; and

(B)	100,001 Common Shares in the capital of Intercon registered in the name of the Purchaser;

(iv)
a certified copy of a resolution of the board of directors of the Vendor authorizing it to enter into, execute and deliver this Agreement together with those of the other Transaction Documents which are required to be entered into, executed and delivered by it as provided for in this Agreement and to complete the transactions therein provided for and such certified copy shall also include, as a part thereof, a certificate of incumbency in respect of the Vendor;

(v)	a certified copy of a resolution of the board of directors of Intercon:

(A)
authorizing it to enter into, execute and deliver those Transaction Documents which are required to be entered into, executed and delivered by it as provided for in this Agreement and to complete the transactions therein provided for; and

(B)	authorizing and approving the transfer of the Purchased Shares by the Vendor to the Purchaser; and

(vi)
a Certificate of Status (or Good Standing) for the Vendor and each Intercon Entity from its jurisdiction of incorporation (or amalgamation) and from each jurisdiction in which each Intercon Entity is doing business and is required by Law to qualify to do business;

(c)	those directors and officers of each Intercon Entity who the Purchaser specifies at the Time of Closing shall have delivered their resignations as such;

(d)
there shall have been delivered to the Purchaser duly executed releases in writing in favour of each of the Intercon Entities from the Vendor and from each individual who is an officer or director of any of the Intercon Entities as at the Time of Closing pursuant to which each of the Intercon Entities is fully, unconditionally and irrevocably released of and from all matters up to and including the Closing Date; provided that, there shall be excluded from the scope of each of such releases the following:

(i)
all rights, if any, which the giver of such release may have for indemnification from the Intercon Entities for all past acts properly taken by such giver prior to the Closing Date in connection with his employment with such of the Intercon Entities as by which such giver was employed; and

(ii)	if the giver of such release is employed by an Intercon Entity, the employment Contract (or other arrangements) between such giver and such Intercon Entity;

(e)	the Vendor shall have obtained, and there shall have been delivered to the Purchaser, in form and terms satisfactory to the Purchaser's Legal Counsel, copies of the following:

(i)
any and all approvals, authorizations and consents of any and all Authorities and other Persons which may be required in order to permit the Vendor and the Intercon Entities to consummate the transactions provided for in, or contemplated by, this Agreement in compliance with all applicable Laws and without breaching any of the Material Contracts;

(ii)
a written acknowledgment from the lessor under each of the Business Premises Leases acknowledging that such lease is in good standing, that all amounts then due and payable pursuant thereto by the tenant thereunder have been paid in full to a date within 15 days of the Closing Date and that the tenant thereunder is not in breach of any of its material obligations thereunder together with, if required by the terms of such Business Premises Lease, the consent of such lessor to the completion of the sale of the Purchased Shares by the Vendor to the Purchaser pursuant to this Agreement if such consent is required under the terms of such Business Premises Lease; and

(iii)
releases from The Toronto-Dominion Bank (acting as collateral agent for the lending banks), CIBC Mellon Trust Company (acting as collateral agent for the private placement note holders) and any and all other lenders to the Vendor or the Intercon Entities of all Encumbrances held by or for the benefit of the lenders to the Vendor on or with respect to the shares and Assets of the Intercon Entities, together with undertakings to make any and all filings necessary to effectuate such releases as soon as reasonably practicable following the Time of Closing; and no Encumbrance shall exist on or with respect to the shares of the Intercon Entities or, other than the Encumbrances contemplated by Paragraphs (i), (ii) and (iii) of Subsection 4.1(s), on or with respect to any other Assets of the Intercon Entities;

(f)
the Vendor shall have executed and delivered, in form and on terms and conditions acceptable to the Purchaser's Legal Counsel, acting reasonably, all documents which are required to be executed and delivered by the Vendor in order to give effect to the transactions provided for in this Agreement;

(g)
there shall have been delivered to the Purchaser (or at the Purchaser's direction) the respective corporate seals, minute books, share certificates, share certificate books, share transfers, share register books and directors' register of the Intercon Entities together with any and all documents, financial and other records, books, instruments and Contracts of or pertaining or relating to the Intercon Entities and their respective businesses, affairs and Assets;

(h)	no event shall have occurred and no state of facts shall exist which constitute, or could reasonably be expected to result in, a Material Adverse Change;

(i)
there shall have been delivered to the Purchaser, in form satisfactory to the Purchaser, the favourable opinion of Vendor’s Legal Counsel, or of other counsel to the Vendor reasonably satisfactory to the Purchaser, with respect to the matters of Law covered by the following:

(i)	Subsections 4.1(a), 4.1(b), 4.1(c), 4.1(g) and 4.1(h); and

(ii)	Paragraph 4.1(e)(i), Paragraphs (i) to (vii), inclusive, of Subsection 4.1(j) and Paragraphs (i) and (ii) of Subsection 4.1(k);

it being understood that, as to factual matters, such counsel may rely upon corporate and public records, the representations and warranties set forth in this Agreement, certificates of officers of the Vendor and the Intercon Entities and certificates of corporate and public officials and may limit its assurances accordingly;

(j)
the FS Loan Amount shall have been repaid in full and, as provided for in Paragraph 8.1(e)(iii), the FS Loan Agreements, FS Credit Facilities and FS Lender Encumbrances shall have been terminated, and the Vendor shall have delivered to the Purchaser receipts, releases, termination statements and other documents in form and substance reasonably satisfactory to the Purchaser evidencing such payments and terminations;

(k)
there shall have been taken by the Intercon Entities all acts required to effect the transfers of the Excluded Assets pursuant to Section 2.2 and the Vendor shall provide the Purchaser with evidence of such transfers in form and substance reasonably acceptable to the Purchaser’s Legal Counsel;

(l)	either:

(i)
the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act shall have issued an advance ruling certificate under section 102 of the Competition Act with respect to the transactions contemplated by this Agreement; or

(ii)
each of the parties hereto shall have filed all notices and information required under Part IX of the Competition Act and shall have satisfied any outstanding requests for additional information from the Commissioner and the applicable waiting periods and any extensions thereof shall have expired or been terminated and the Purchaser shall have been advised in writing by the Commissioner that the Commissioner has no present intention to make an application for an order under section 92 or 100 of the Competition Act in respect of all or any part of the transactions contemplated by this Agreement, and if any terms or conditions are attached to such written advice of the Commissioner, such terms and conditions shall be acceptable to the Purchaser, acting reasonably;

(m)	all applicable waiting periods under any Competition Law with respect to the transactions contemplated by this Agreement shall have expired or terminated;

(n)
no order, decree or injunction of any Authority shall be in effect, and no Law shall have been enacted or adopted, that enjoins, prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement, and no action or proceeding by any Authority with respect to the transactions contemplated by this Agreement that seeks to restrain, restrict, enjoin, prohibit or delay consummation of the transactions shall be threatened or pending;

(o)
all Pre-Closing Transactions required to be completed prior to the Effective Date shall have been completed in the manner and to the extent required, as detailed in Schedule "G" annexed hereto; and correct and complete copies of all material documents pertaining to such transactions shall have been delivered to the Purchaser; provided that the condition set forth in this Subsection 8.1(o) shall be deemed to be null and void and of no further effect in the event that the Purchaser shall fail to deliver to the Vendor copies of all such documents in a form satisfactory to the Vendor acting reasonably prior to the earlier of:

(i)	May 12, 2008; and

(ii)	the third (3rd) Business Day after the date upon which the conditions set forth in Subsections 8.1(l) and 8.1(m) shall have been fully satisfied;

(p)
the Purchaser shall have received Retention Agreements, substantially in the form of the draft Retention Agreement which is attached to the Retention Agreement Memorandum, executed by all of the following:

(i)	those individuals listed in Paragraph 2, Part A of the Retention Agreement Memorandum; and

(ii)	those individuals comprising at least 60% in number of the individuals listed in Paragraph 2, Part B of the Retention Agreement Memorandum;

(q)
the Vendor shall have delivered to the Purchaser true, correct and complete copies of all documentation evidencing the termination of all of the employment agreements and other Contracts referred to in, terminated in accordance with, Section 7.13;

(r)
the Vendor shall have delivered to the Purchaser true, correct and complete copies of all documentation, in form and substance acceptable to Purchaser’s Legal Counsel, acting reasonably, evidencing the purchase by the applicable Intercon Entity of all of the shares of capital stock of BLW, Inc., VASEC - Virginia Security and Automation, Inc. and Innovative Security Solutions, Inc. that as of the Agreement Date were held by Persons other than Intercon Entities, free and clear of any and all Encumbrances;

(s)
the Vendor shall have delivered to the Purchaser true, correct and complete copies of all documentation, in form and substance acceptable to Purchaser’s Legal Counsel, evidencing the termination of any and all shareholders' agreements and other Contracts providing for the payment by any Intercon Entity of a management fee or other similar fee to the Vendor and any and all amounts due and owing to the Vendor under such Contracts shall have been fully paid;

(t)
the matters called for by the Contracts Memorandum referred to in Section 7.15 shall have been accomplished to the satisfaction of the Purchaser pursuant to Paragraph 3(a) of the Contracts Memorandum and the action to be taken pursuant to Paragraph 3(b) of the Contracts Memorandum shall have been accomplished to the Purchaser's reasonable satisfaction; and

(u)	the Vendor shall have delivered to the Purchaser at the Time of Closing true, correct and complete copies of:

(i)
a resolution of each of the board of directors and the then sole shareholder of BLW, Inc. confirming all past acts of BLW, Inc., confirming the identity of the then current officers and directors of BLW, Inc., confirming the then issued and outstanding share capital of BLW, Inc., confirming the ownership of all of the issued shares in the capital of BLW, Inc. by FirstService (USA) Security Holdings, Inc. and confirming that BLW, Inc. is not subject to any Options and Re-Purchase Obligations;

(ii)
a resolution of each of the board of directors and the then sole shareholder of VASEC - Virginia Security and Automation, Inc. confirming all past acts of VASEC - Virginia Security and Automation, Inc., confirming the identity of the then current officers and directors of VASEC - Virginia Security and Automation, Inc., confirming the then issued and outstanding share capital of VASEC - Virginia Security and Automation, Inc., confirming the ownership of all of the issued shares in the capital of VASEC - Virginia Security and Automation, Inc. by BLW, Inc. and confirming that VASEC - Virginia Security and Automation, Inc. is not subject to any Options and Re-Purchase Obligations; and

(iii)
a resolution of each of the board of directors and the then sole shareholder of Innovative Security Solutions, Inc. confirming all past acts of Innovative Security Solutions, Inc., confirming the identity of the then current officers and directors of Innovative Security Solutions, Inc., confirming the then issued and outstanding share capital of Innovative Security Solutions, Inc., confirming the ownership of all of the issued shares in the capital of Innovative Security Solutions, Inc. by BLW, Inc. and confirming that Innovative Security Solutions, Inc. is not subject to any Options and Re-Purchase Obligations.

8.2       Closing Conditions and Deliveries in favour of the Vendor.   The completion by the Vendor of the transactions provided for in this Agreement is conditional upon each of the following conditions having been satisfied at the Time of Closing:

(a)	(i)	all of the respective representations and warranties of the Purchaser contained in this Agreement and in the other Transaction Documents shall be true as at the Time of Closing as if then made; and

(ii)
all of the respective covenants and obligations of the Purchaser contained in this Agreement and in the other Transaction Documents which are to be complied with at or prior to the Time of Closing shall have been fully complied with;

and there shall have been delivered to the Vendor a certificate of a senior officer of the Purchaser confirming that all such representations and warranties are so true and correct and that all such covenants and obligations have been so complied with;

(b)	there shall have been delivered to the Vendor the following:

(i)	a Certificate of Status/Good Standing for the Purchaser and the Guarantor;

(ii)
a certified copy of a resolution of the board of directors of the Purchaser authorizing it to enter into, execute and deliver those Transaction Documents which are required to be entered into, executed and delivered by it pursuant to (or as contemplated by) this Agreement and to complete the transactions therein provided for and such certified copy shall also include, as part thereof, a certificate of incumbency in respect of the Purchaser; and

(iii)
a certified copy of a resolution of the board of directors of the Guarantor authorizing it to enter into, execute and deliver those Transaction Documents which are required to be entered into, executed and delivered by it pursuant to (or as contemplated by) this Agreement and to complete the transactions therein provided for and such certified copy shall also include, as part thereof, a certificate of incumbency in respect of the Guarantor;

(c)
the Purchaser and the Guarantor shall have executed and delivered, in form and on terms and conditions acceptable to the Vendor's Legal Counsel, acting reasonably, all documents which are required to be executed and delivered by the Purchaser and the Guarantor, respectively, in order to give effect to the transactions provided for in this Agreement;

(d)	the Purchaser shall have made that payment to the Vendor which, pursuant to Section 3.4, is required to be made at the Time of Closing;

(e)	all applicable waiting periods under any Competition Law with respect to the transactions contemplated by this Agreement shall have expired or terminated;

(f)
no order, decree or injunction of any Authority shall be in effect, and no Law shall have been enacted or adopted, that enjoins, prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement; and

(g)
the matters called for by the Contracts Memorandum referred to in Section 7.15 shall have been accomplished in a manner not deemed unsatisfactory to the Vendor pursuant to Paragraph 3(e) of the Contracts Memorandum.

ARTICLE 9 - POST-CLOSING MATTERS

9.1       Change of Name of FirstService (USA) Security Holdings, Inc.   The Purchaser shall, within twenty (20) Business Days following the Closing Date, change the name of FirstService (USA) Security Holdings, Inc. to a name which does not include the word "FirstService".

ARTICLE 10 - TERMINATION OF AGREEMENT & EFFECT OF TERMINATION

10.1     Termination of Agreement.   Notwithstanding anything to the contrary set forth herein, this Agreement may be terminated at any time prior to the Effective Time:

(a)	by the mutual written consent of the Vendor and the Purchaser;

(b)
by either the Purchaser or the Vendor if the closing of the transactions contemplated by this Agreement is not consummated on or before August 31, 2008 (the “Termination Date”); provided, however, that:

(i)
the right to terminate this Agreement under this Subsection 10.1(b) shall not be available to a party hereto whose willful failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the closing to occur on or before the Termination Date; and

(ii)
if the closing of the transactions herein provided for shall not have occurred on or before the Termination Date by reason of the non-satisfaction of the conditions set forth in Subsections 8.1(l), 8.1(m) and 8.1(n) (with regard to Subsection 8.1(n), to the extent that this condition is still capable of being satisfied), either party hereto may extend the Termination Date for 60 days if such extending party has met its obligations under Section 7.11;

(c)
by either the Purchaser or the Vendor in the event that any Authority shall have issued an order or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order shall have become final and non-appealable;

(d)	by the Purchaser if, at any time during the Interim Period:

(i)	an event or condition occurs that has resulted or would be reasonably likely to result in a Material Adverse Change;

(ii)
any representation or warranty of the Vendor contained in this Agreement shall not have been true and correct when made and such misrepresentation or breach of warranty remains uncured 30 days after written notice thereof is given by the Purchaser to the Vendor and such misrepresentation or breach, when taken together with all other misrepresentations and breaches of warranty, would give the Purchaser grounds not to consummate the closing of the transactions contemplated by this Agreement under Article 8, or

(iii)
the Vendor shall not have complied with any covenant or agreement to be complied with by it and contained in this Agreement and such non-compliance shall not have been cured within 30 days after written notice thereof is given by the Purchaser to the Vendor and such non-compliance, when taken together with all other instances of non-compliance would give the Purchaser grounds not to consummate the closing of the transactions contemplated by this Agreement under Article 8;

provided, however, that, if any 30-day period described in this Subsection 10.1(d) commences less than 15 days before the then effective Termination Date provided under Subsection 10.1(b), then by written notice to the Purchaser, the Vendor may (except in the case of any willful misrepresentation or breach by the Vendor) extend the then effective Termination Date provided under Subsection 10.1(b) by 15 days; and

(e)	by the Vendor if, at any time during the Interim Period:

(i)
any representation or warranty of the Purchaser contained in this Agreement shall not have been true and correct when made and such misrepresentation or breach of warranty remains uncured 30 days after written notice thereof is given by the Vendor to the Purchaser; or

(ii)
the Purchaser shall not have complied with any covenant or agreement to be complied with by it and contained in this Agreement and such non-compliance shall not have been cured in all material respects within 30 days after written notice thereof is given by the Vendor to the Purchaser;

provided, however, that, if any 30-day period described in this Subsection 10.1(e) commences less than 15 days before the then effective Termination Date provided under Subsection 10.1(b), then by written notice to the Vendor, the Purchaser may (except in the case of willful misrepresentation or breach by the Purchaser) extend the then effective Termination Date provided under Subsection 10.1(b) by 15 days.

The party hereto desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Subsection 10.1(a)) shall give written notice of such termination to the other party hereto specifying the provision or provisions of this Agreement pursuant to which such termination is then being effected.

10.2     Effect of Termination.   If this Agreement is terminated pursuant to Section 10.1, this Agreement shall forthwith become void and of no further force and effect, except for the obligations of the parties hereto set forth in Section 7.2, this Section 10.2 and Sections 15.6 and 15.7, and none of the parties hereto, nor any of their respective Affiliates, directors, shareholders, officers, employees, agents, consultants, attorneys-in-fact or other representatives, shall have any liability in respect of such termination; provided, however, that nothing in this Section 10.2 shall relieve a party hereto from liability for any willful or intentional breach of this Agreement by such party.

ARTICLE 11 - CONFIDENTIALITY AND NON-COMPETITION COVENANTS

11.1     Definitions.   As used in this Article 11:

(a)	"Competitive Business" means a business involving, in whole or in part, the provision of any one or more of the following:

(i)
security systems (regardless of the technology used therein or in connection therewith, and regardless of whether such technology exists at the Agreement Date or the Closing Date or does not exist then but is instead invented thereafter) including burglar detection and alarm, fire/smoke/heat detection and alarm, access control (including card readers, card printers, identification badging, smart cards, locking hardware, peripheral door monitoring, biometrics, perimeter fencing, and turnstiles and gates), CCTV, video, video storage, video transmittal, emergency and other security-related mass notification systems; security integration solutions for commercial, industrial, governmental, institutional and residential facilities including systems design; the engineering, supply and installation of security systems equipment; project management; systems inspection, maintenance, testing, repair and monitoring services; and comprehensive systems upgrades and retrofits; and

(ii)	armed and unarmed security services, including on-site security personnel and foot and mobile patrols (roving security);

(b)
"Confidential Information" means all information, records, financial statements and other statements and documents of any and every nature and kind whatsoever (whether written or oral; in machine readable form; or otherwise) belonging, related or pertaining to the Intercon Entities and their respective businesses, operations, undertakings, assets, liabilities, business plans, business strategies, trade and professional secrets, inventions, formulations, discoveries, methods of processing and production, customers, suppliers, employees (including all personal information regarding employees and their qualifications, experience and compensation), Specified Independent Contractors & Consultants, products, services and financial affairs; provided that, "Confidential Information" shall not include any of the foregoing which:

(i)	is in the public domain;

(ii)	is generally known throughout the industry in which the respective businesses of the Intercon Entities operate; or

(iii)	becomes available to the general public or other businesses generally,

otherwise than as the result of the breach by the Vendor of any of its confidentiality obligations under Section 11.2.

11.2     Non-Disclosure and Use of Confidential Information.   The Vendor shall not retain or otherwise have any proprietary or other interest of any nature or kind whatsoever in any Confidential Information and the Vendor agrees that:

(a)
neither the Vendor nor any of its Affiliates shall, directly or indirectly, use the contents of the Confidential Information for any purpose whatsoever or disclose to any Person all or any part of the Confidential Information; and

(b)	the Vendor's obligations under this Section 11.2 shall survive and remain in effect until the fifth (5th) anniversary of the Closing Date.

11.3     Non-Solicitation and Non-Competition.   The Vendor shall not, directly or indirectly:

(a)
solicit, interfere with or endeavour to entice away from any of the Intercon Entities any of their respective customers or any Persons in the habit of dealing with them for the purpose of providing to, or obtaining from, such customers and Persons goods or services related to a business which is a Competitive Business;

(b)
offer employment or a retainer to or endeavour to entice away from any of the Intercon Entities any Person who is or, at any time during the period of 180 days immediately prior to the making of such offer or endeavour, was an employee or a Specified Independent Contractor & Consultant of any of the Intercon Entities; and

(c)
whether for compensation or not in any manner whatsoever (including individually or in partnership or jointly or in conjunction with any other Person as principal, agent, shareholder, member, officer, director, manager, trustee, employee, independent contractor, consultant or in any other capacity whatsoever) carry on or be engaged in a Competitive Business or be concerned or affiliated with or interested in, render services to, own, lend money to, guarantee the debts or obligations of, share in the earnings of or invest in the shares or other securities of any Person engaged or concerned with or interested in a Competitive Business, or permit his name or any part thereof to be used or employed by any Person concerned with or engaged or interested in a Competitive Business, in each case, anywhere within the geographic area comprised of the whole of Canada and the United States of America;

and the Vendor agrees its obligations under this Section 11.3 shall survive and remain in effect continuously throughout the period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date.

11.4      Permitted Investments and Activities.   The parties hereto agree that nothing in this Agreement shall be construed so as to prevent the Vendor from directly or indirectly:

(a)
making investments of a strictly passive nature so long as the undertaking forming the subject matter of any such investment is not a business which, in whole or in part, is or involves a Competitive Business;

(b)
acquiring and owning less than five percent (5%) of the publicly issued stock or bonds of a corporation or other entity which is involved in a Competitive Business so long as the securities in the capital of such corporation or other entity are listed and traded over a recognized Canadian or United States of America stock exchange or market; or

(c)
providing through the Vendor's property management division utilizing employees or contract workers of the Vendor or its Affiliates services for residential and commercial real properties consisting of the supply of concierge and doorman and unarmed security services including front entrance personnel, garage, gatehouse and loading area security, and foot and mobile patrols (roving security) and the doing of all acts and things incidental or ancillary thereto; provided that:

(i)	only services shall be permitted by this Subsection 11.4(c);

(ii)	the services permitted by this Subsection 11.4(c) shall not include the installation or maintenance of premises security technology or equipment;

(iii)	no services shall be permitted by this Subsection 11.4(c) in response to any automated security alarm or monitor or by any armed personnel; and

(iv)	this services permitted by this Subsection 11.4(c) may be provided only to properties located in the United States.

11.5     Mandatory Disclosure of Confidential Information.   Notwithstanding Subsection 11.2(a), if the Vendor becomes legally compelled to disclose any Confidential Information pursuant to any applicable Laws or any court (or other like tribunal) order, subpoena or document discovery request, the Vendor shall immediately provide the Purchaser with written notice thereof so that the Purchaser may seek a protective order or other remedy and/or waive compliance by the Vendor with Subsection 11.2(a).  If such a protective order or other remedy is not obtained within 15 Business Days following the Purchaser's receipt of such written notice (or that lesser number of days as the order or subpoena requires compliance within), the Vendor may thereafter disclose that portion of the Confidential Information which the Vendor is advised, by written opinion of the Vendor's legal counsel, as being legally required to be disclosed.  All legal fees reasonably incurred by the Vendor in connection with the matters hereinbefore specified in this Section 11.5 shall be paid for by the Purchaser.

11.6     Enforceability.  If, at the time of enforcement of any provision of this Article 11, an mediator under any mediation conducted in accordance with Article 14 or a court holds that the restrictions stated herein are unreasonable or unenforceable under circumstances then existing, the parties hereto agree that the maximum period, scope, or geographical area reasonable or permissible under such circumstances will be substituted for the stated period, scope or area.

11.7     Remedies.  Notwithstanding anything to the contrary set forth herein, the parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Article 11; therefore, in the event of a breach by the Vendor of any of the provisions of this Article 11, the Purchaser may, in addition to other rights and remedies existing in its favour, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions of this Article 11.

ARTICLE 12 - SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

12.1     Survival of Vendor's Representations, Warranties & Covenants.  The Vendor's representations, warranties and covenants contained in this Agreement shall survive the closing of the transactions herein contemplated and, notwithstanding such closing or any investigations made by or on behalf of the parties hereto, shall continue in full force and effect as follows:

(a)
with respect to all covenants, representations and warranties related to Tax matters, for as long from and after the Closing Date as the Intercon Entities (or any of them) may be assessed or reassessed or any Legal Proceedings may be brought against the Intercon Entities (or any of them) in connection therewith plus sixty (60) days; provided that, if the period of assessment or reassessment otherwise applicable is extended (whether by the giving of a waiver, consent or otherwise), such covenants, representations and warranties shall continue in full force and effect until the expiration of the period as so extended plus sixty (60) days;

(b)	with respect to Article 3, until such time as all payments required to be made pursuant thereto have been made in accordance with that Article;

(c)	with respect to Article 11 dealing with, inter alia, confidentiality, non-solicitation and non-competition matters, for the time periods therein specified;

(d)
with respect to the obligations of the Vendor under Article 13 (other than with respect to Subsection 13.1(f)), for the same time period as the representation, warranty or covenant in respect of which indemnity may be sought pursuant thereto is to survive and, in the case of any proceedings commenced during such time period, until such time as such proceedings are finally settled;

(e)
with respect to the representations and warranties of the Vendor set forth in Subsections 4.1(a), 4.1(b), 4.1(c), 4.1(e), 4.1(g), 4.1(h), 4.1(j), 4.1(k), 4.1(l) and 4.1(n) and the obligations of the Vendor under Subsection 13.1(f), indefinitely;

(f)
with respect to the representations and warranties of the Vendor set forth in Subsection 4.1(ii) and to the obligations of the Vendor under Subsections 13.1(c), 13.1(d), 13.1(e) and 13.1(j), until the expiration of the applicable statute of limitations plus sixty (60) days;

(g)	with respect to the representations and warranties of the Vendor set forth in Subsection 4.1(ll), for the period of seven (7) years commencing on the Closing Date;

(h)	with respect to the obligations of the Vendor set forth in Subsection 13.1(i), for the period of five (5) years commencing on the Closing Date; and

(i)	with respect to all other representations, warranties, covenants and agreements of the Vendor contained in this Agreement, for the period of two (2) years commencing on the Closing Date;

provided that, the indemnity obligations of the Vendor under Article 13 shall not terminate at the expiration of the periods set forth above with respect to any matters in respect of which a Claim Notice (as defined in Subsection 13.3(a)) had been sent at a time which is prior to the expiration of the time period hereinbefore specified in this Section 12.1 as applicable to such matter.

12.2      Survival of Purchaser's Representations, Warranties & Covenants.   The representations, warranties and covenants of the Purchaser contained in this Agreement shall survive the closing of the transactions herein contemplated and, notwithstanding such closing or any investigations made by or on behalf of the parties hereto, shall continue in full force and effect as follows:

(a)	with respect to the obligations of the Purchaser under Article 3, until such time as all payments required to be made pursuant thereto have been made in accordance with that Article;

(b)	with respect to the obligations of Purchaser under Subsection 13.2(c), until the expiration of the applicable statute of limitations plus sixty (60) days;

(c)
with respect to the obligations of the Purchaser under Article 13, for the same time period as the representation, warranty or covenant in respect of which indemnity may be sought pursuant thereto is to survive and, in the case of any proceedings commenced during such time period, until such time as such proceedings are finally settled;

(d)	with respect to all other representations, warranties, covenants and agreements of the Purchaser contained in this Agreement, for the period of two (2) years commencing on the Closing Date; and

(e)
with respect to the obligations of the Guarantor under Section 3.7, until such time as all of the Purchaser's Obligations therein guaranteed have been fully performed, satisfied and discharged, but not beyond the expiration date specified in Section 3.7;

provided that, the indemnity obligations of the Purchaser under Article 13 shall not terminate at the expiration of the periods set forth above with respect to any matters in respect of which a Claim Notice had been sent at a time which is prior to the expiration of the time period hereinbefore specified in this Section 12.2 as applicable to such matter.

ARTICLE 13 - INDEMNITIES

13.1      Indemnification by Vendor.   The Vendor shall, and does hereby, indemnify and save harmless the Purchaser, its Affiliates, the Guarantor and the Intercon Entities together with the respective directors and officers of the Purchaser, the Guarantor and the Intercon Entities (collectively, the "Purchaser’s Indemnified Persons") from and against any and all Losses incurred, sustained or suffered by the Purchaser’s Indemnified Persons as a result of or in any way relating to:

(a)	any of the representations and warranties of the Vendor contained in this Agreement or in any of the other Transaction Documents having been untrue or inaccurate;

(b)	any non-compliance by the Vendor with any of its covenants and agreements contained in this Agreement or in any of the other Transaction Documents;

(c)
any claim relating to non-compliance by the Intercon Entities with Code Section 409A by any Person who entered into any agreement, Contract, program or arrangement with the Vendor or the Intercon Entities or received a VAR Payment or other payment prior to the Effective Date from the Vendor or the Intercon Entities that was subject to Code Section 409A;

(d)
any and all Taxes in respect of any Pre-Closing Period (including any Taxes resulting from the transfer of the Excluded Assets but excluding any Taxes resulting from the Pre-Closing Matters (or any of them));

(e)	the Excluded Assets (including the transfer of such Excluded Assets);

(f)	the matters referred to in Paragraphs 4 and 5 of the Contracts Memorandum referred to in Section 7.15;

(g)
any tort (including negligence), civil wrong or other offence committed by any one or more of the Intercon Entities against a Person (other than the Purchaser or the Guarantor) at any time prior to the Effective Date, irrespective of whether the claim is asserted prior to, on or subsequent to the Effective Date;

(h)
the breach (asserted by a Person other than the Purchaser or the Guarantor) by an Intercon Entity at any time prior to the Effective Date of any Contract or obligation to which it is a party, to which it is subject or by which it or any of its Assets is bound, or any equitable claim arising from any such conduct, in any such case irrespective of whether the claim is asserted prior to, on or subsequent to the Effective Date;

(i)
the obligations of the lessee pursuant to Section 8.11 of that certain lease agreement expiring on or about March 31, 2012 and covering the leasing of 5230 Finch Avenue East, Units 1-8, Toronto, Ontario, and specifically the “Exit Report” and “Remediation” referred to therein, except to the extent (if any) that such Losses were caused solely by the actions of the Intercon Entities or the Purchaser or any Affiliate of the Purchaser occurring after the Effective Date; and

(j)
any Losses attributable to the administration or termination of the Plan and Trust identified in Section 7.19 or arising out of the late filing (or failure to file ) of any required Forms 5500 or other reports;

and the indemnity provided for in this Section 13.1 shall include any and all Losses suffered by the Purchaser’s Indemnified Persons with respect to any Legal Proceedings in connection with any of the foregoing matters.  Notwithstanding anything to the contrary set forth in this Agreement, an Affiliate of the Purchaser shall only be indemnified for Losses by the Vendor if and to the extent there was a causal link between the Loss(es) for which indemnification is being sought and an act or omission of an Intercon Entity which occurred prior to the Effective Time.

The closing of the transactions contemplated hereunder shall not constitute a waiver by the Purchaser’s Indemnified Persons of their rights to indemnification under this Section 13.1 regardless of whether any of them had knowledge of the matters constituting the basis of the Loss at or before the Closing Date unless and to the extent the Vendor delivers a notice (an “Exception Notice”) to the Purchaser no later than two (2) Business Days prior to the Closing Date identifying with reasonable specificity any facts or circumstances that occurred (i) during the Interim Period; and (ii) whose occurrence was outside the control of the Vendor and the Intercon Entities.  In such event, if the Purchaser proceeds to closing notwithstanding the matters set forth in the Exception Notice, it shall be deemed to have waived any right to indemnification (and any and all other remedies of any and every nature and kind whatsoever) with respect to any Loss(es) incurred, sustained or suffered by reason of the breach or failure of a representation, warranty, covenant or condition made by the Vendor herein or the benefit of which the Purchaser was otherwise entitled to hereunder that, solely by reason of such facts or circumstances (x) was caused to become untrue if it had been true as of the Agreement Date, or (y) was prevented from being performed or observed by Vendor as required hereby or (z) the satisfaction of which as a condition to closing was rendered impossible, but only in each instance if the particular occurrence so identified was not attributable in whole or in part to any act or omission of the Vendor or any Intercon Entity or any of its or their respective officers, directors, employees, agents, contractors or representatives.

13.2      Indemnification by Purchaser.   The Purchaser shall, and does hereby, indemnify and save harmless the Vendor and its Affiliates and their respective directors and officers (collectively, the “Vendor’s Indemnified Persons”) from and against any and all Losses incurred, sustained or suffered by the Vendor’s Indemnified Persons as a result of or in any way relating to:

(a)	any of the representations and warranties of the Purchaser contained in this Agreement or in any of the other Transaction Documents having been untrue or inaccurate;

(b)	any non-compliance by the Purchaser with any of its covenants and agreements contained either in this Agreement or in any of the other Transaction Documents; and

(c)	the Pre-Closing Matters (including any Taxes resulting from the Pre-Closing Matters (or any of them));

and the indemnity provided for in this Section 13.2 shall include any and all Losses suffered by the Vendor’s Indemnified Persons with respect to any Legal Proceedings in connection with the foregoing.  The closing of the transactions contemplated hereunder shall not constitute a waiver by the Vendor’s Indemnified Persons of their rights to indemnification under this Section 13.2 regardless of whether any of them had knowledge of the matters constituting the basis of the Loss at or before the Closing Date.

13.3     Indemnification Procedure.

(a)
If a Person who is either a "Purchaser’s Indemnified Person" or a "Vendor’s Indemnified Person" (such Person being sometimes referred to in this Article 13 as the "Indemnified Person") wishes to assert a claim for indemnity against a Person liable to it under this Article 13 (such liable Person being sometimes referred to in this Article 13 as the "Indemnifier"), it can only do so by giving a notice in writing (a "Claim Notice") to the Indemnifier as soon as is reasonably practicable, which Claim Notice must provide reasonable particulars of the matters for which indemnity is then being sought and the amount of any actual Losses suffered, sustained or incurred by the Indemnified Person in connection with the matter in respect of which indemnity is so being sought or a good faith estimate thereof.

(b)
The Indemnifier shall have the period of 30 days following its receipt of such Claim Notice (such period being herein called the "Cure Period") in which to cure or rectify, at its sole cost, the matters for which indemnity is being sought, as specified in such Claim Notice, and the Indemnifier shall forthwith do all that is reasonably within its power to do so as to cause or effect such cure or rectification.

(c)	If the matter for which indemnity is sought:

(i)
has been fully cured or rectified to either the satisfaction of the Purchaser (if the Indemnified Person seeking indemnity for such matter is a Person who is a "Purchaser's Indemnified Person") or the satisfaction of the Vendor (if the Indemnified Person seeking indemnity for such matter is a Person who is a "Vendor's Indemnified Person"), acting reasonably, on or prior to the expiration of the Cure Period, the Indemnifier shall have no further liability to the Indemnified Person in respect thereof; or

(ii)
has not been fully cured or rectified to either the satisfaction of the Purchaser (if the Indemnified Person seeking indemnity for such matter is a Person who is a "Purchaser's Indemnified Person") or the satisfaction of the Vendor (if the Indemnified Person seeking indemnity for such matter is a Person who is a "Vendor's Indemnified Person"), acting reasonably, prior to the expiration of the Cure Period, the Indemnifier shall, forthwith upon the expiration of the Cure Period, pay to the Indemnified Person the amount payable in respect of that matter pursuant to this Article 13.

13.4     Deductible, Maximum Indemnification and Minimum Loss.   The parties hereto agree that:

(a)
the indemnification provided in favour of the Purchaser's Indemnified Persons under this Article 13 is subject to a deductible in the total amount of $1,000,000 (i.e., until such time as the total amount of the Losses for which the Purchaser's Indemnified Persons would have been entitled to be indemnified but for this Subsection 13.4(a) reaches $1,000,000 in total, none of the Purchaser's Indemnified Persons are entitled to be indemnified under this Subsection 13.4(a)) and, once such $1,000,000 total amount is reached, the Purchaser's Indemnified Persons (and each of them) shall thereafter be entitled to indemnification in accordance with this Article 13 without any further deductible being applicable thereto;

(b)
the indemnification provided in favour of the Vendor's Indemnified Persons under this Article 13 is subject to a deductible in the total amount of $1,000,000 (i.e., until such time as the total amount of the Losses for which the Vendor's Indemnified Persons would have been entitled to be indemnified but for this Subsection 13.4(b) reaches $1,000,000 in total, none of the Vendor's Indemnified Persons are entitled to be indemnified under this Subsection 13.4(b)) and, once such $1,000,000 total amount is reached, the Vendor's Indemnified Persons (and each of them) shall thereafter be entitled to indemnification in accordance with this Article 13 without any further deductible being applicable thereto; and

(c)	notwithstanding anything contained in this Agreement:

(i)
the aggregate maximum liability for the Purchaser pursuant to the indemnity provided in this Article 13 shall not exceed that amount which is equal to fifteen percent (15%) of the Purchase Price for the Purchased Shares as finally determined in accordance with the applicable provisions of Article 3;

(ii)
the aggregate maximum liability for the Vendor pursuant to the indemnity provided in this Article 13 shall not exceed that amount which is equal to fifteen percent (15%) of the Purchase Price for the Purchased Shares as finally determined in accordance with the applicable provisions of Article 3;

(iii)
neither the deductibles provided for in Subsections 13.4(a) and 13.4(b) nor the maximum liability limitations provided for in Paragraphs 13.4(c)(i) and 13.4(c)(ii) nor the $25,000 minimum Loss provided for in Paragraph 13.4(c)(iv) shall apply to any of the following;

(A)	any payments required by Article 3;

(B)	any payments required by Subsection 13.1(a) relating to:

(1)	unpaid Taxes (including any fines, penalties and interest on such unpaid Taxes) and any breach by the Vendor of any of its representations and warranties set forth in Subsection 4.1(qq); or

(2)	any breach by the Vendor of the representations and warranties set forth in Subsections 4.1(a), 4.1(b), 4.1(c), 4.1(e)(i), 4.1(g), 4.1(h), 4.1(j), 4.1(k)(i), 4.1(k)(ii), 4.1(l) and 4.1(n);

(C)	any payments required to be made pursuant to Subsections 13.1(b), 13.1(c), 13.1(d), 13.1(e), 13.1(f), 13.1(i) and 13.1(j); and

(D)	any payments in respect of indemnification for any Loss attributable to fraud or willful misrepresentation;

and for the avoidance of doubt any payments made in respect of the matters subject to this Paragraph 13.4(c)(iii) shall not be counted against the maximum aggregate amount of liability for the Vendor set forth in Paragraph 13.4(c)(ii);

(iv)
the indemnification provisions set forth in Sections 13.1 and 13.2 shall not apply to any claim for indemnification in respect of a particular matter unless the total amount of the Loss suffered, sustained or incurred by a party seeking indemnity in respect of such matter is equal to at least $25,000; provided, however, that:

(A)
it shall be permitted to aggregate multiple Losses that are similar in nature for the purposes of calculating whether such Losses exceed such $25,000 threshold or the deductible applicable according to Subsection 13.4(a) or 13.4(b), as the case may be, or both the $25,000 threshold and the applicable deductible; and

(B)
in the event that such Loss or series of similar Losses shall exceed $25,000, then the full amount of such Loss or series of similar Losses shall be taken into account in calculating whether the aggregate amount of Losses exceeds the applicable deductible; and

(v)
for purposes of determining whether there has been a breach or inaccuracy of a representation or warranty of the Vendor in this Agreement in connection with the assertion of a claim for indemnification under Section 13.1 by any of the Purchaser’s Indemnified Persons, or determining the amount of a Loss by any of them with respect to any asserted breach or inaccuracy, such determination shall be made without regard to “materiality”, “Material Adverse Change” and similar qualifications.

13.5      Interest on Non-Payment.   All amounts required to be paid by one party to another pursuant to this Article 13 shall be paid within 10 days following written demand for payment and any amount which is not paid when due shall bear interest until paid in full at the rate of 10% per annum, computed, compounded and payable monthly.

13.6      Indemnity is Sole Remedy.   From and after the Closing Date, but subject to the mediation provisions of Article 14, this Article 13 shall constitute the sole remedy for each party to this Agreement against the other party to this Agreement with respect to any and all breaches of any agreement, covenant, representation or warranty made by the other party in this Agreement or in any of the other Transaction Documents; provided that, this Section 13.6 shall not apply to any of the provisions of Article 11 or any claims with respect to fraud.  In furtherance of the foregoing, each party to this Agreement hereby waives, to the fullest extent permitted by Law, any and all other rights and causes of action it may have against the other party with respect to any and all breaches of any agreement, covenant, representation or warranty made by such other party in this Agreement or in any of the other Transaction Documents.

13.7     Insurance Proceeds.

(a)
Notwithstanding any other provision of this Article 13, if, in respect of any matter for which indemnity is claimed pursuant to this Article 13, the Vendor (if the Indemnified Person in relation to such matter is a Person who is a "Vendor's Indemnified Person") or the Purchaser (if the Indemnified Person in relation to such matter is a Person who is a "Purchaser's Indemnified Person") shall receive any insurance proceeds under any policy of insurance contracted for by the Vendor or any Intercon Entity (each, an "Eligible Policy") as compensation for such matter, the amount which the Indemnifier is liable to pay in respect of such matter shall be reduced by the amount of the insurance proceeds so received (net of any right of recoupment by an underwriter and net of any out of pocket expenses incurred by the recipient of such insurance proceeds in connection with pursuing such insurance recovery, including deductibles and increased insurance premiums) within twelve (12) months after making a claim for indemnity hereunder.

(b)
Each of the Vendor and the Purchaser hereto agrees that it shall use commercially reasonable efforts to collect upon those Eligible Policies then in effect, if any, which provide coverage in respect of a matter for which indemnification is provided under this Article 13 (provided that nothing in this Section 13.7 shall be construed as imposing any obligation to obtain or maintain any such insurance policies or commence any litigation by any party hereto or any insurance company on behalf of a party to this Agreement).  The foregoing shall not affect the subrogation rights of any insurance company making payments on account of any insured.

13.8      Acting Reasonably.

(a)
The Purchaser shall, and shall cause each Indemnified Person who is a "Purchaser's Indemnified Person", in the capacity of an "Indemnified Person" under this Article 13, to act in good faith, use reasonable efforts to mitigate Losses, use similar discretion in the use of personnel and the incurring of expenses as it would use if it were acting entirely at its own cost and for its own account and consult regularly with the Indemnifier regarding the conduct of any proceedings or the taking of any action for which indemnification may be sought.

(b)
The Vendor shall, and shall cause each Indemnified Person who is a "Vendor's Indemnified Person", in the capacity of an "Indemnified Person" under this Article 13, to act in good faith, use reasonable efforts to mitigate Losses, use similar discretion in the use of personnel and the incurring of expenses as it would use if it were acting entirely at its own cost and for its own account and consult regularly with the Indemnifier regarding the conduct of any proceedings or the taking of any action for which indemnification may be sought.

ARTICLE 14 - MEDIATION

14.1     Dispute.   All disputes, disagreements, issues, controversies, questions or claims arising out of, connected with or relating to this Agreement (or any of the other Transaction Documents), including, without limiting the generality of the foregoing, any allegations relating to their binding effect, validity, construction and interpretation, negotiation, enforceability, performance, breach or termination, the rights, privileges, duties and obligations of the parties relating thereto, and any damages resulting therefrom, or any action taken by a party hereto pursuant to this Agreement (or any of the other Transaction Documents), as well as non-contractual claims relating to this Agreement (or any of the other Transaction Documents) (a “Dispute”), shall be resolved in accordance with the provisions of this Article 14.

14.2     Mediation.  If, within 20 days after a Dispute has arisen (the “Negotiation Period”), the parties have not succeeded in negotiating a resolution of such Dispute, such Dispute shall be submitted to mediation.  The mediation will proceed as follows:

(a)
the parties will jointly appoint a mutually acceptable mediator within 20 days following the expiration of the Negotiation Period; provided that, if the parties are unable to agree upon a mutually acceptable mediator within 20 days following the expiration of the Negotiation Period, then either party may ask ADR Chambers Inc. (or another ADR service provider located in Toronto, Ontario) to appoint a mediator on behalf of the parties and, in such event, the Dispute will be mediated by the mediator so appointed;

(b)
the parties will, in consultation with the mediator, establish a schedule for the exchange of mediation briefs and other steps necessary to conduct the mediation, including the date and time of the mediation;

(c)	the mediation will be completed no later than 60 days following the date upon which the mediator was appointed, unless the parties agree in writing to extend the time for completing the mediation;

(d)
documents produced and exchanged during the course of the mediation which are not otherwise discoverable, and statements made in connection with and at the mediation, shall not be subject to disclosure through discovery or admissible in evidence in any proceeding.  The parties will not call the mediator as a witness for any purpose in any subsequent proceeding nor will they require production, in the context of such proceeding, of any documents prepared for or delivered to the mediator or any records or notes of the mediator; and

(e)	the fees of the mediator shall be shared equally by the parties, unless otherwise agreed in writing by the parties.

14.3      Litigation if Mediation Unsuccessful.  If the parties are not successful in resolving the Dispute by mediation, then either party may seek an adjudicated resolution through the courts of the Province of Ontario.  Notwithstanding the other provisions of this Article 14, either party may seek such interim, temporary or provisional injunctive or other relief from the courts of the Province of Ontario as it may deem necessary to protect the rights or property of such party, or to maintain the status quo, until such time as the Dispute is otherwise resolved.

14.4      Accounting Disputes.  The parties hereto agree that the provisions of this Article 14 shall have no application to the matters governed by Section 3.6 or any decision emanating out of the dispute resolution procedures provided for in Section 3.6.

ARTICLE 15 - GENERAL CONTRACT PROVISIONS

15.1      Place of Closing.   The consummation of the transactions contemplated by this Agreement shall take place as promptly as practicable after the satisfaction or waiver of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Time of Closing, but subject to the satisfaction of those conditions).  The closing of the transactions herein provided for shall occur at the Time of Closing at the offices of the Vendor's Legal Counsel, which closing may be conducted by means of a conference telephone call among some or all of the parties required therefor.  Upon the satisfaction of the conditions set forth in Subsections 8.1(l), 8.1(m) and 8.1(n) and Subsections 8.2(e) and 8.2(f), either party to this Agreement may give a notice of readiness in writing to the other party and, in such event, the "Closing Date" and the "Effective Date" shall each be the last day of the calendar month in which the date that is five (5) Business Days following delivery of such notice of readiness occurs; provided that, the parties hereto may agree in writing to a closing date which is other than the last day of such calendar month and, in such event:

(a)	the "Closing Date" shall be the closing date so agreed to in writing;

(b)
the "Effective Date" shall be the last day of the calendar month immediately preceding the calendar month in which the closing date so agreed to occurs and the transfer of the Purchased Shares shall be deemed for accounting purposes to have occurred at the Effective Time; and

(c)
in addition to the payment of the Purchase Price pursuant to Article 3, the Purchaser shall pay to the Vendor an additional amount equal to Thirty Thousand Eight Hundred Twenty Two Dollars ($30,822) multiplied by the number of calendar days following the last day of the calendar month immediately preceding the calendar month in which such closing date occurs up to and including the actual day on which the closing shall occur.

15.2      Notices.   All notices and communications sought or, by the terms hereof, required to be given by one party hereto to another shall be given in writing by personal delivery (which delivery may be effected by depositing the notice or communication in question with a responsible courier service or responsible overnight delivery service for delivery (all charges fully prepaid) to the addressee thereof) to such other party as follows:

(a)
in the case of the Vendor, at: FirstService Building, Suite 4000, 1140 Bay Street, Toronto, Ontario, M5S 2B4 (Attention: D. Scott Patterson) (Tel. No.: (416) 960-9500); with a copy to: Fogler, Rubinoff LLP, Suite 1200, 95 Wellington Street West, Toronto, Ontario, M5J 2Z9 (Attention: John G. Temesvary) (Telephone No.: (416) 864-9700);

(b)
in the case of the Purchaser, at: ADT Security Services, Inc., One Town Center Road, Boca Raton, Florida, U.S.A., 33286-1010 (Attention: President); with a copy to: ADT Security Services, Inc., One Town Center Road, Boca Raton, Florida, U.S.A., 33286-1010 (Attention: General Counsel) (Tel. No.: (561) 988-3861); and

(c)
in the case of the Guarantor, at: 29 Avenue de la Porte-Neuve, L-2227 Luxembourg (Attention: Enrica Maccarini); with a copy to: Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540 U.S.A. (Attention: Mark Armstrong and Joseph P. Braun) (Tel. No.: (609) 720-4652);

or at such other address as may be given by a Person named above in this Section 15.2 to the others of them by notice in writing from time to time and such notices or communications shall be deemed to have been received upon delivery.

15.3      Further Assurances.   Each of the parties hereto agrees that, forthwith upon the written request of any other party hereto, such party shall execute and deliver such further conveyances, transfers and other documents of every nature and kind whatsoever, cause such meetings to be held, resolutions passed and by-laws enacted, exercise his or her vote and influence, and do and perform and cause to be done and performed all such further and other acts and things as are within its reasonable power to do and as are reasonably necessary or desirable in order to give full effect to each and every part of this Agreement and the other Transaction Documents and the transactions respectively contemplated thereby.

15.4      Currency.   Except as otherwise specified, all “dollar” (and “$”) amounts expressed in this Agreement refer to United States dollars and all payments contemplated by this Agreement shall be made in United States currency.

15.5      Number, Gender, "this Agreement" and Division of Agreement.   In this Agreement, the use of the singular includes the plural and vice versa; words importing gender include all genders; all verbs shall be construed as agreeing with the required word and/or pronoun; and the words "this Agreement", "herein", "hereof", "hereby", "hereto", "hereunder" and like expressions refer to this Agreement as a whole and not to any particular part hereof, unless the context otherwise requires.  The division of this Agreement into Articles, Sections, Subsections, Paragraphs and Schedules and Exhibits and the insertion of headings are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

15.6      Brokers.   With the exception of the engagement of William Blair & Company LLC (“Blair”) by the Vendor in connection with the transaction contemplated under this Agreement, no broker, agent or other intermediary acted for any party hereto in connection with the transactions contemplated herein and each party hereto shall indemnify and save harmless the others of them from and against any and all claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for the party in question.  Concerning Blair, all commission or other remuneration payable to Blair shall be paid by the Vendor; and the Vendor hereby agrees to indemnify and save harmless the Purchaser from and against any and all claims whatsoever for any commission or other remuneration payable or alleged to be payable to Blair.

15.7      Responsibility for Legal and Accounting Fees.   Except as otherwise expressly provided for in this Agreement, each of the parties hereto shall be responsible for its own legal and accounting fees and other charges incurred in connection with the review, negotiation and preparation of this Agreement and the other Transaction Documents and the transactions contemplated in this Agreement and any post-closing matters in connection therewith.

15.8      Recovery of Costs of Legal Proceedings.   If any Legal Proceedings (including mediation) are taken by any of the parties hereto against any of the other parties hereto to enforce any of the provisions of this Agreement or of any of the other Transaction Documents or as a result of the breach of any such provisions, the prevailing party shall be entitled to recover from the non-prevailing party any and all reasonable "out-of-pocket" legal fees, costs and expenses (including expert witness fees) incurred in connection with any such legal action.

15.9      Time of Essence.   Time is of the essence of this Agreement and of every part hereof.

15.10    Entire Agreement.   This Agreement, including the Schedules and Exhibits, constitutes the entire, full and complete agreement and understanding among the parties hereto in respect of the subject matters hereof and supersedes all prior Contracts among the parties hereto with respect thereto.  There are no representations, inducements, promises, statements of intention or agreements, oral or written, among the parties hereto not embodied herein which are of any force or effect with reference to this Agreement or the subject matters hereof.

15.11    No Amendment.   This Agreement shall not be amended, superseded or cancelled except by a written instrument signed by all of the parties hereto and any instrument purporting to amend, supersede or cancel this Agreement or any part hereof shall not be binding and shall be of no effect unless and until it has been executed and delivered by all of the parties hereto.

15.12    No Waiver.   The failure of a party hereto at any time or times to require performance of any provision hereof by any other party hereto shall in no manner affect the right of such party to require such performance at a later time.  No act or omission of any party hereto, other than an express written waiver signed by such party, shall constitute a waiver by such party of any breach of this Agreement or of the provision of this Agreement so breached.  No waiver by a party hereto of the breach of any provision hereof, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of such breach or as a waiver of the provision hereof so breached.

15.13    Calculation of Time Periods.   When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded.  If the last day of such period is a not a Business Day, the period in question shall end on the next Business Day.  In the event that any date upon which any action is required or permitted to be taken hereunder by any of the parties is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

15.14    No Assignment of Agreement.   No party hereto may assign its interest in this Agreement without the prior written consent of all of the parties hereto.  Notwithstanding the foregoing, following the Agreement Date, the Purchaser shall have the right to assign all or certain provisions of this Agreement, or any interest herein, and may delegate any duty or obligation hereunder, without the consent of the Vendor (but with the giving of written notice thereof with reasonable details to the Vendor in accordance with Section 15.2), to:

(a)	an Affiliate of the Purchaser;

(b)	any purchaser of any or all of the assets or equity interests (whether by merger, recapitalization, reorganization or otherwise) of the Purchaser; or

(c)	to any of the Purchaser's financing sources as collateral;

provided that and notwithstanding any such assignment or delegation, as between the Purchaser and the Vendor, the Purchaser shall remain liable as principal debtor under all of its covenants and obligations which are contained in this Agreement and no such assignment or delegation shall in any way affect the Guarantee contained in Section 3.7.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of:

(d)	the parties hereto and their respective successors and permitted assigns; and

(e)
those Persons who are "Indemnified Persons" under Article 13 and their respective heirs, executors, administrators, successors and assigns, in each case, as and to the extent provided for in Article 13.

15.15    References to Laws.   Any references in this Agreement to any Laws shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

15.16    Governing Law.   This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein and this Agreement shall in all respects be treated as an Ontario contract.  Subject to the mediation provisions of Article 14, the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of the Province of Ontario to resolve any dispute which may arise among them concerning this Agreement and the subject matters hereof.

15.17    Execution in Counterparts.   This Agreement may be executed in several counterparts, by original or facsimile signature, each of which so executed shall be deemed to be an original and such counterparts together shall be deemed to be one and the same instrument, which shall be deemed to be executed as of the date first above written.

15.18    Severability.   Any provision of this Agreement (including any provision of Article 11) which is invalid, prohibited or unenforceable in any jurisdiction for any reason whatsoever shall, as to such jurisdiction only, be ineffective and severable from this Agreement to the extent of such invalidity, prohibition or unenforceability but such invalidity, prohibition or unenforceability shall not invalidate or otherwise affect the remaining provisions of this Agreement nor shall it affect the validity or enforceability of such provision in any other jurisdiction.

15.19    Public Announcements.   The parties hereto agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Agreement and the other Transaction Documents shall be jointly planned and coordinated, and no party hereto shall act unilaterally in this regard without the prior approval of the other, such approval not to be unreasonably withheld, unless such disclosure shall be required to meet timely disclosure obligations of any party under applicable securities Laws and stock exchange rules in circumstances where prior consultation with the other party is not practicable.

15.20    Waiver of Jury Trial.   As a material term of this Agreement, each of the parties to this Agreement does knowingly, willingly and voluntarily, and by their express desire and intent, does hereby expressly waive a trial by jury on all issues, claims, counterclaims and cross-claims of any kind or nature arising out of or in connection with this Agreement and the other Transaction Documents.  Each of the parties to this Agreement does hereby represent and warrant that no representations of fact or opinion have been made by anyone to induce this waiver of jury trial or to in any way modify or nullify its effect.

15.21    Legal Representation.

(a)
Each of the parties hereto hereby acknowledges and confirms that such party has read and understands this Agreement and the other Transaction Documents and has had this Agreement and the other Transaction Documents reviewed and negotiated on such party's own behalf by independent duly qualified legal counsel of such party's own choosing.

(b)
The parties hereto further acknowledge and confirm that they have participated jointly in the negotiation and drafting of this Agreement and the other Transaction Documents and that any rule of construction or interpretation otherwise requiring this Agreement or any of the other Transaction Documents to be construed or interpreted against a party hereto by virtue of the authorship of this Agreement or such other Transaction Documents, as  the case may be, shall not apply to the construction and interpretation of this Agreement (or any provision of this Agreement) or any of the other Transaction Documents (or any provision of such other Transaction Documents).

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[THE FOLLOWING PAGE IS THE SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the Agreement Date.

SIGNED, SEALED & DELIVERED	)	FIRSTSERVICE CORPORATION
in the presence of:	)
)
)
)
	)	Per:	/s/ D. Scott Patterson
	)		Name: D. Scott Patterson
	)		Title: Chief Operating Officer
)
	)	ADT SECURITY SERVICES CANADA, INC.
)
)
)
	)	Per:	/s/ Lee Jackson
	)		Name: Lee Jackson
	)		Title: Secretary

GUARANTEE OF TYCO INTERNATIONAL FINANCE SA

Tyco International Finance S.A. hereby guarantees the full and complete payment and performance of each and all of the obligations of the Purchaser in the foregoing Share Purchase Agreement subject to and in accordance with the terms and conditions set forth in Section 3.7 of the foregoing Share Purchase Agreement.

DATED:  As of April 14, 2008

TYCO INTERNATIONAL FINANCE S.A.

By:	/s/ Enrica Maccarini
Name: Enrica Maccarini
Title: Managing Director